    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 27, 1997.

                                                     REGISTRATION NO. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                        NAVISTAR FINANCIAL CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
               DELAWARE                              36-2472404
    (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)
                              2850 WEST GOLF ROAD
                        ROLLING MEADOWS, ILLINOIS 60008
                           TELEPHONE: (847) 734-4000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANTS' PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                            WILLIAM W. JONES, ESQ.
                                GENERAL COUNSEL
                              2850 WEST GOLF ROAD
                        ROLLING MEADOWS, ILLINOIS 60008
                           TELEPHONE: (847) 734-4000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------
                                   COPY TO:
                           KENNETH P. MORRISON, ESQ.
                               KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                            CHICAGO, ILLINOIS 60601
                           TELEPHONE: (312) 861-2000
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                               ----------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]
  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
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
                                                  PROPOSED
                               AMOUNT              MAXIMUM            AMOUNT OF
  TITLE OF SECURITIES           TO BE             AGGREGATE         REGISTRATION
   TO BE REGISTERED          REGISTERED        OFFERING PRICE            FEE
--------------------------------------------------------------------------------
9% Senior Subordinated
 Notes due 2002, Series
 B                          $100,000,000        $100,000,000           $30,303

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(1) Calculated pursuant to Rule 457(f) under the Securities Act.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION
8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JUNE 27, 1997

PRELIMINARY PROSPECTUS
          , 1997

LOGO

                         NAVISTAR FINANCIAL CORPORATION

 OFFER TO EXCHANGE ITS 9% SENIOR SUBORDINATED NOTES DUE 2002, SERIES B FOR ANY
        AND ALL OF ITS OUTSTANDING 9% SENIOR SUBORDINATED NOTES DUE 2002

  THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON        ,
                             1997, UNLESS EXTENDED.

  Navistar Financial Corporation, a Delaware corporation (the "Company") hereby offers (the "Exchange Offer"), upon the terms and conditions set forth in this Prospectus (the "Prospectus") and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange $1,000 principal amount of its 9% Senior Subordinated Notes due 2002, Series B (the "Exchange Notes"), registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement of which this Prospectus is a part, for each $1,000 principal amount of its outstanding 9% Senior Subordinated Notes due 2002 (the "Old Notes"), of which $100,000,000 principal amount is outstanding. The form and terms of the Exchange Notes are the same as the form and term of the Old Notes except that (i) the Exchange Notes will bear a Series B designation, (ii) the issuance of the Exchange Notes will have been registered under the Securities Act and, therefore, the Exchange Notes will not bear legends restricting the transfer thereof and (iii) holders of the Exchange Notes will not be entitled to certain rights of holders of Old Notes under the Registration Rights Agreement (as defined). The Exchange Notes will evidence the same debt as the Old Notes (which they replace) and will be issued under and be entitled to the benefits of the Indenture dated as of May 30, 1997 (the "Indenture") by and among the Company and The Fuji Bank and Trust Company, as trustee, governing the Old Notes. See "The Exchange Offer" and "Description of the Notes." The Old Notes and the Exchange Notes are sometimes referred to herein collectively as the "Notes."

  The Company will accept for exchange any and all Old Notes validly tendered
and not withdrawn prior to 5:00 p.m., New York City time on           , 1997,
unless extended by the Company in its sole discretion (such date, or such later date to which the Exchange Offer may be extended, the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m. on the Expiration Date. The Exchange Offer is subject to certain customary conditions. See "The Exchange Offer."

  SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DESCRIPTION OF CERTAIN RISKS TO BE CONSIDERED BY HOLDERS WHO TENDER THEIR OLD NOTES IN THE EXCHANGE OFFER.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  The Notes mature on June 1, 2002. Interest on the Notes will accrue at a rate of 9% per annum and will be payable semi-annually in arrears on June 1 and December 1 of each year, commencing December 1, 1997. Upon a Change of Control Triggering Event (as defined), the holders of the Notes shall have the right, at the holder's option, to require the Company to redeem the Notes, in whole or in part, at a redemption price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the redemption date.

                                        (Cover page continued on following page)
                 The date of this Prospectus is        , 1997.

(Cover page continued)

  The Notes are subordinated to all present and future Senior Indebtedness of the Company (as defined). See "Description of the Notes." As of April 30, 1997, after giving effect to the consummation of the Initial Offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds," the Company would have had outstanding approximately $1,215.3 million of Indebtedness (as defined), all of which would be senior to the Notes, except the 1998 Notes (as defined), which would be pari passu with the Notes, and no Indebtedness which would be subordinated to the Notes.

  The Old Notes were sold by the Company on May 30, 1997 to J.P. Morgan Securities Inc., Chase Securities Inc. and NationsBanc Capital Markets, Inc. (the "Initial Purchasers") in a transaction not registered under the Securities Act in reliance upon an exemption under the Securities Act (the "Initial Offering"). The Initial Purchasers subsequently placed the Old Notes with (i) qualified institutional buyers in reliance upon Rule 144A under the Securities Act, (ii) a limited number of institutional accredited investors that agreed to comply with certain transfer restrictions and other conditions and (iii) qualified buyers outside the United States in reliance upon Regulation S under the Securities Act. Accordingly, the Old Notes may not be reoffered, resold or otherwise transferred in the United States unless registered under the Securities Act or unless an applicable exemption from the registration requirements of the Securities Act is available. The Exchange Notes are being offered hereunder in order to satisfy the obligations of the Company under the Registration Rights Agreement entered into by the Company and the Initial Purchasers in connection with the Initial Offering (the "Registration Rights Agreement"). See "The Exchange Offer."

  Based upon an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in certain no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. See "The Exchange Offer--Resale of the Exchange Notes." Holders of Old Notes wishing to accept the Exchange Offer must represent to the Company, as required by the Registration Rights Agreement, that such conditions have been met. Each broker-dealer (a "Participating Broker-Dealer") that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such Participating Broker-Dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any Participating Broker-Dealer for use in connection with any such resale. See "Plan of Distribution."

  The Company will not receive any proceeds from the Exchange Offer. The Company has agreed to bear the expenses of the Exchange Offer. No underwriter is being used in connection with the Exchange Offer.

  There has not previously been any public market for the Old Notes or the Exchange Notes. The Company does not intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the Exchange Notes will develop. See "Risk Factors--Absence of a Public Market Could Adversely Affect the Value of Exchange Notes." Moreover, to the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes could be adversely affected.

  THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, NOR ANY EXCHANGE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

  UNTIL           , 1997 (90 DAYS AFTER COMMENCEMENT OF THE EXCHANGE OFFER),
ALL DEALERS EFFECTING TRANSACTIONS IN THE EXCHANGE NOTES, WHETHER OR NOT PARTICIPATING IN THE EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

  The Exchange Notes will be available initially only in book-entry form and the Company expects that the Exchange Notes issued pursuant to the Exchange Offer will be represented by one or more Global Notes (as defined), which will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in its name or in the name of Cede & Co., its nominee, except with respect to institutional "accredited investors" (within the meaning of Rule 501 (a)(1), (2), (3) or (7) under the Securities Act) who will receive Exchange Notes in certificated form. Beneficial interests in the Global Notes will be shown on, and transfers thereof will be effected through, records maintained by DTC and its participants. After the initial issuance of the Global Notes, notes in certificated form will be issued in exchange for the Global Notes only under limited circumstances as set forth in the Indenture. See "Book-Entry; Delivery and Form."

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus includes "Forward-Looking Statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than Statements of Historical Facts included in this Prospectus, including, without limitation, certain statements under the "Prospectus Summary," "Business of Navistar Financial Corporation" and "Relationship with Navistar International Transportation Corp." and located elsewhere or incorporated by reference herein regarding the Company's, Navistar International Transportation Corp.'s and Navistar International Corporation's financial position and business strategy, may constitute forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus and under "Risk Factors." All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                               TABLE OF CONTENTS

                                   PAGE
                                   ----
Disclosure Regarding Forward-
 Looking Statements...............   i
Available Information.............  ii
Incorporation of Certain
 Information By Reference......... iii
Prospectus Summary................   1
Risk Factors......................  13
Use of Proceeds...................  17
Capitalization....................  18
Selected Consolidated Financial
 Data for the Company.............  19
Industry Segment Data for the
 Company..........................  22
Selected Consolidated Financial
 Data for Navistar International
 Corporation......................  23

                                                                       PAGE
                                                                       ----
Business of Navistar Financial Corporation............................  25
Statistical Data......................................................  30
Relationship With Navistar International Transportation Corp..........  33
Description of Other Financing Arrangements...........................  41
The Exchange Offer....................................................  45
Description of the Notes..............................................  53
Certain Federal Income Tax Consequences...............................  80
Plan of Distribution..................................................  80
Legal Matters.........................................................  81
Experts...............................................................  81

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-2 (the "Exchange Offer Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the Exchange Offer contemplated hereby. This Prospectus does not contain all the information set forth in the Exchange Offer Registration Statement. For further information with respect to the Company and the Exchange Offer, reference is made to the Exchange Offer Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Exchange Offer Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Company files periodic reports and other information required of the Exchange Act. The Exchange Offer Registration Statement, including the exhibits thereto, and periodic reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and inspected at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov.

  In addition, the Company has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any Notes remain outstanding, it will furnish to the registered holders of the Notes and, to the extent permitted by applicable law or regulation, file with the Commission (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company was required to file such Forms, including for each a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereof by the Company's independent certified public accountants and (ii) all reports that would be required to be filed on Form 8-K if it were required to file such reports. In addition, for so long as any of the Notes remain outstanding, the Company has agreed to make available to any prospective purchaser of the Notes or beneficial owner of the Notes, in connection with any sale thereof, the information required by Rule 144A(d)(4) under the Securities Act.

  This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents are available upon request from:
Corporate Treasurer, Navistar Financial Corporation, 2850

West Golf Road, Rolling Meadows, Illinois 60008, telephone: (847) 734-4000. In order to ensure timely delivery of the documents, any request should be made
by           , 1997 (five business days prior to the Expiration Date).

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-4146-1) are incorporated herein by reference:

    1. Annual Report on Form 10-K for the fiscal year ended October 31, 1996.

    2. Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1997.

    3. Quarterly Report on Form 10-Q for the fiscal quarter ended April 30,
  1997.

    4. Current Report on Form 8-K as of May 27, 1997.

  All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, that indicate on the cover page thereof that they are to be incorporated by reference, after the date of this Prospectus and prior to the Expiration Date, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1996 (the "NFC 1996 10-K") and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1997 (the "NFC April 1997 10-Q") accompany this Prospectus as Appendix A and Appendix B, respectively.

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements appearing elsewhere in this Prospectus, including Appendix A and Appendix B hereto and the documents delivered concurrently or incorporated by reference in this Prospectus. Unless the context otherwise requires or as otherwise specified herein, all references herein to "Navistar Financial," "NFC" or the "Company" refer to Navistar Financial Corporation and its subsidiaries. The fiscal years of Navistar International Corporation and its two principal operating subsidiaries, the Company and Navistar International Transportation Corp., end on October 31. Fiscal years are identified herein according to the calendar year in which they end. For example, the fiscal year ended October 31, 1996 is referred to as "fiscal 1996."

                                  THE COMPANY

  Navistar Financial Corporation was incorporated in Delaware in 1949 and is a wholly owned subsidiary of Navistar International Transportation Corp. ("Transportation"), which is wholly owned by Navistar International Corporation ("Navistar"). The Company provides wholesale, retail, and to a lesser extent, lease financing in the United States for sales of new and used trucks sold by Transportation and Transportation's dealers ("Transportation Dealers"). The Company also finances wholesale accounts and selected retail accounts receivable of Transportation. Sales of new and used products (including trailers) of other manufacturers are also financed regardless of whether designed or customarily sold for use with Transportation's truck products. The Company provided wholesale financing for 94% and 93% of the new truck units sold by Transportation to Transportation Dealers in the United States during fiscal 1996 and fiscal 1995, respectively, and 95% and 94% for the six months ended April 30, 1997 and 1996, respectively. The Company also provided retail financing in fiscal 1996 for approximately 16% of the new truck units sold by Transportation and Transportation Dealers compared to approximately 14% in fiscal 1995, and approximately 13% and 18% for the six months ended April 30, 1997 and 1996, respectively. The Company's wholly owned insurance subsidiary, Harco National Insurance Company ("Harco"), provides commercial physical damage and liability insurance coverage to Transportation Dealers and retail customers, and the general public through the independent insurance agency system. In fiscal 1996, the Company had revenues of $252.8 million and EBITDA (as defined) of $169 million. See "Business of Navistar Financial Corporation."

  The Company's principal office is located at 2850 West Golf Road, Rolling Meadows, Illinois 60008, and its telephone number is (847) 734-4000.

                  NAVISTAR INTERNATIONAL TRANSPORTATION CORP.

  Transportation manufactures and markets medium and heavy duty trucks, including school buses, mid-range diesel engines and service parts primarily in the United States and Canada as well as in selected export markets. Transportation offers a full line of diesel-powered products under the "International" brand name in the common carrier, private carrier, government/service, leasing, construction, energy/petroleum and student transportation markets. Transportation has been the market leader in the United States and Canada combined medium and heavy duty truck market in each of its last 16 fiscal years and had a combined market share of 27.5% in fiscal 1996.

  Transportation markets its truck products and service parts through the largest retail organization in North America specializing in medium and heavy trucks, which at April 30, 1997 included 953 dealers and retail outlets. Service and customer support are also supplied at these locations. In the United States and Canada, Transportation operates seven regional parts distribution centers which allow 24-hour availability and same day shipment of the parts most frequently requested by dealers and customers. In 1996, Transportation established a distribution network in Mexico to better serve that growing market. Transportation builds a family of mid-range diesel engines for use in its medium trucks, school buses and selected heavy truck models and for sale to original equipment manufacturers in the United States and Canada. Transportation is the leading supplier of such engines in the 160-300 horsepower range. Transportation also provides financing and insurance for Transportation Dealers and retail customers through the Company.

  In fiscal 1996, Transportation adopted and began to implement a five-point truck strategy designed to improve operating performance and increase profitability. Specifically, this strategy is designed to enable
Transportation's truck division to achieve its part in Navistar's goal of generating an average of 17.5% after tax return on equity over a business cycle. The principal components of this strategy include:

  . Reduce Product Complexity. Transportation believes that it can increase manufacturing efficiency and improve product quality by reducing the complexity of its product offerings. Historically, thousands of options and a separate chassis design were offered for each truck model manufactured by Transportation, which led to significant manufacturing inefficiencies. In 1996, Transportation introduced a new ordering program known as Diamond Spec(TM) for its premium conventional heavy duty trucks. Under this program, Transportation rationalized the number of possible option combinations by developing pre-packaged option groups which are arranged under 11 categories (i.e., engine, chassis, electrical system) based upon the most popular preferences of its customers. Transportation also combined the chassis for three models offered in this premium conventional product category into one chassis. This standardization of option and chassis groups is expected to lead to significant operating cost savings from increased manufacturing efficiency and better pricing for purchased components. In addition, Transportation believes that this program will result in an overall improvement in product quality and shorter and more reliable delivery times.

  . Increase Manufacturing Efficiency. Transportation believes that it can achieve significant improvements in manufacturing efficiency by focusing each of its principal truck manufacturing facilities on producing a single type of truck model. To this end, Transportation transferred the production of its stripped chassis from its Springfield, Ohio facility to its Conway, Arkansas facility in fiscal 1996, in order to achieve efficiencies in the production of medium duty trucks. Similarly, Transportation established a joint venture with SST Truck Company, which will focus on the production of the highly-complex Paystar(R) severe service trucks, thereby permitting Transportation's Chatham, Ontario facility to concentrate on manufacturing premium conventional heavy duty trucks.

  . Emphasize Product Development. Transportation believes that each of its current truck models are equal to or exceed those of its competitors in terms of satisfying its customers' needs. Nevertheless, Transportation intends to continue to enhance and expand its current product offerings in an effort to provide trucks that better satisfy its customers' changing demands. In fiscal 1996, Transportation introduced the International 9100 conventional truck to replace its 8200 heavy duty regular conventional truck and made significant improvements to its premium conventional models. In fiscal 1997 and fiscal 1998, a series of model improvements are expected to be introduced for Transportation's premium conventional heavy duty truck models.

  . Expand Operations in Mexico. Transportation believes that there are significant opportunities to increase sales of both trucks and engines in Mexico and in other selected markets. During 1996, Transportation significantly expanded its direct presence in Mexico by establishing a dealer network with 24 locations and a parts distribution center and by arranging for production at a contract manufacturer. In addition, Navistar's Board approved the construction of a manufacturing facility to be located near Monterey, Mexico. This medium duty and heavy duty truck facility is anticipated to cost approximately $167 million and to begin production in 1998. Its capacity will be 65 units per day on one shift. Transportation believes that its Mexican operations will enable it to expand into other Latin American countries, particularly as a result of the favorable and cost effective trade agreements between Mexico and other Latin American countries.

  . Establish Competitive Wage, Benefit and Productivity Levels. In 1996,
    Transportation signed a new three-year collective bargaining agreement with the Canadian Auto Workers (the "CAW"). Transportation expects to achieve significant productivity gains as a result of favorable changes in job classifications, work rules and training. Similarly, Transportation intends to seek modifications to improve productivity under its collective bargaining agreement with the United Automobile, Aerospace & Agricultural Implement Workers of America (the "UAW"), which is scheduled to expire on October 1, 1998.

                              THE INITIAL OFFERING

OLD NOTES...............  The Old Notes were sold by the Company on May 30,
                          1997 to the Initial Purchasers pursuant to a Pur-chase Agreement dated May 22, 1997 (the "Purchase Agreement"). The Initial Purchasers subsequently placed the Old Notes with (i) qualified institu-tional buyers pursuant to Rule 144A under the Se-curities Act, (ii) a limited number of institu-tional accredited investors that agreed to comply with certain transfer restrictions and other con-ditions and (iii) qualified buyers outside the United States in reliance upon Regulation S under the Securities Act.

REGISTRATION RIGHTS       Pursuant to the Purchase Agreement, the Company
 AGREEMENT..............  and the Initial Purchasers entered into a Regis-
                          tration Rights Agreement dated as of May 30, 1997
                          (the "Registration Rights Agreement"), which grants the holders of the Old Notes certain ex-change and registration rights. The Exchange Of-fer is intended to satisfy such exchange rights which terminate upon the consummation of the Ex-change Offer.

                               THE EXCHANGE OFFER

SECURITIES OFFERED......  $100,000,000 aggregate principal amount of 9% Se-
                          nior Subordinated Notes due June 1, 2002, Series B, of the Company (the "Exchange Notes").

THE EXCHANGE OFFER......  $1,000 principal amount of Exchange Notes in ex-
                          change for each $1,000 principal amount of Old Notes. As of the date hereof, $100,000,000 aggre-gate principal amount of Old Notes are outstand-ing. The Company will issue the Exchange Notes to holders on or promptly after the Expiration Date.

                          Based on an interpretation by the staff of the Commission set forth in no action letters issued to third parties, the Company believes that Ex-change Notes issued pursuant to the Exchange Of-fer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder which is an "affiliate" of the Company within the mean-ing of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, pro-vided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes.

                          Any Participating Broker-Dealer that acquired Old Notes for its own account as a result of market-making activities or other trading activities may be a statutory underwriter. Each Participating Broker-Dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospec-tus in connection with any resale of such Ex-change Notes. The Letter of Transmittal states that by so acknowledging and by delivering a pro-spectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of Ex-change Notes received in exchange for Old Notes where such Old Notes were acquired by such Par-ticipating Broker-Dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any Participating Broker-Dealer for use in connection with any such resale (provided that the Company receive notice from such Participating Broker-Dealer of its status as a Participating Broker-Dealer within 30 days af-ter the consummation of the Exchange Offer). See "Plan of Distribution."

                          Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Ex-change Notes could not rely on the position of the staff of the Commission enunciated in no-ac-tion letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securi-ties Act in connection with any resale transac-tion. Failure to comply with such requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company.

EXPIRATION DATE.........  5:00 p.m., New York City time, on   , 1997 unless
                          the Exchange Offer is extended, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended.

ACCRUED INTEREST ON THE
 NEW NOTES AND THE OLD
 NOTES..................
                          Each Exchange Note will bear interest from its issuance date. Holders of Old Notes that are ac-cepted for exchange will receive accrued interest thereon to, but not including, the issuance date of the Exchange Notes. Such interest will be paid with the first interest payment on the Exchange Notes to the holder of the Exchange Note. Inter-est on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.

CONDITIONS TO THE
 EXCHANGE OFFER.........
                          The Exchange Offer is subject to certain custom-ary conditions, which may be waived by the Compa-ny. See "The Exchange Offer--Conditions."

PROCEDURES FOR
 TENDERING OLD NOTES....
                          Each holder of Old Notes wishing to accept the Exchange Offer must complete, sign and date the accompanying Letter of Transmittal, or a facsim-ile thereof or transmit an Agents' Message in connection with a book-entry transfer, in accor-dance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile on such Agent's Message, together with the Old Notes and any other required documentation to the Exchange Agent (as defined) at the address set forth here-in. By executing the Letter of Transmittal or Agent's Message, each holder will represent to the Company that, among other things, the Ex-change Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, that neither the holder nor any such other person has any arrangement or understanding with any person to participate in the distribution of such Exchange Notes and that neither the holder nor any such other person is an "affiliate," as de-fined under Rule 405 of the Securities Act, of the Company. See "The Exchange Offer--Purpose and Effect of the Exchange Offer" and "--Procedures for Tendering."

UNTENDERED OLD NOTES....  Following the consummation of the Exchange Offer, holders of Old Notes eligible to participate but who do not tender their Old Notes will not have any further exchange rights and such Old Notes will continue to be subject to certain restric-tions on transfer. Accordingly, the liquidity of the market for such Old Notes could be adversely affected.

CONSEQUENCES OF FAILURE
 TO EXCHANGE............
                          The Old Notes that are not exchanged pursuant to the Exchange Offer will remain restricted securi-ties. Accordingly, such Old Notes may be resold only (i) to the Company, (ii) pursuant to Rule 144A or Rule 144 under the Securities Act or pur-suant to some other exemption under the Securi-ties Act, (iii) outside the United States to a foreign person pursuant to the requirements of Rule 904 under the Securities Act, or (iv) pursu-ant to an effective registration statement under the Securities Act. See "The Exchange Offer--Con-sequences of Failure to Exchange."

SHELF REGISTRATION        If any holder of the Old Notes (other than any
 STATEMENT..............  such holder which is an "affiliate" of the Com-
                          pany within the meaning of Rule 405 under the Se-curities Act) is not eligible under applicable securities laws to participate in the Exchange
                          Offer, and such holder has satisfied certain con-ditions relating to the provision of information to the Company for use therein, the Company has agreed to register the Old Notes on a shelf reg-istration statement (the "Shelf Registration
                          Statement") and use its best efforts to cause it to be declared effective by the Commission as promptly as practical on or after the consumma-tion of the Exchange Offer. The Company has agreed to maintain the effectiveness of the Shelf
                          Registration Statement for, under certain circum-stances, a maximum of two years, to cover resales of the Old Notes held by any such holders.

SPECIAL PROCEDURES FOR
 BENEFICIAL OWNERS......
                          Any beneficial owner whose Old Notes are regis-tered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's be-half. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering its Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. The Company will keep the Exchange Offer open for not less than thirty business days in order to provide for the transfer of registered ownership.

GUARANTEED DELIVERY
 PROCEDURES.............
                          Holders of Old Notes who wish to tender their Old Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Ex-change Agent (or comply with the procedures for book-entry transfer) prior to the Expiration Date must tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer--Guaranteed Delivery Procedures."

WITHDRAWAL RIGHTS.......  Tenders may be withdrawn at any time prior to
                          5:00 p.m., New York City time, on the Expiration
                          Date.

ACCEPTANCE OF OLD NOTES
 AND DELIVERY OF
 EXCHANGE NOTES.........  The Company will accept for exchange any and all
                          Old Notes which are properly tendered in the Ex-change Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be de-livered promptly following the Expiration Date. See "The Exchange Offer--Terms of the Exchange Offer."

FEDERAL INCOME TAX
 CONSEQUENCES...........
                          The exchange pursuant to the Exchange Offer should not be a taxable event for federal income tax purposes. See "Certain Federal Income Tax Consequences."

USE OF PROCEEDS.........  There will be no cash proceeds to the Company from the exchange pursuant to the Exchange Offer.

EXCHANGE AGENT..........  The Fuji Bank and Trust Company.

                               THE EXCHANGE NOTES

GENERAL.................  The form and terms of the Exchange Notes are the same as the form and terms of the Old Notes
                          (which they replace) except that (i) the Exchange Notes bear a Series B designation, (ii) the Ex-change Notes have been registered under the Secu-rities Act and, therefore, will not bear legends restricting the transfer thereof, and (iii) the holders of Exchange Notes will not be entitled to certain rights under the Registration Rights Agreement, including the provisions providing for an increase in the interest rate on the Old Notes in certain circumstances relating to the timing of the Exchange Offer, which rights will termi-nate when the Exchange Offer is consummated. See "The Exchange Offer--Purpose and Effect of the Exchange Offer." The Exchange Notes will evidence the same debt as the Old Notes and will be enti-tled to the benefits of the Indenture. See "De-scription of Exchange Notes."

ISSUER..................  Navistar Financial Corporation.

MATURITY DATE...........  June 1, 2002.

INTEREST PAYMENT          June 1 and December 1 of each year, commencing
DATES...................  December 1, 1997.

SINKING FUND............  None.

RANKING.................  The Notes will be general obligations of the Com-
                          pany and will be subordinated to all existing and future Senior Indebtedness of the Company (as de-fined). The Notes will rank pari passu with all existing and future senior subordinated Indebted-ness of the Company, including the Company's ex-isting 8 7/8% Senior Subordinated Notes due 1998 (the "1998 Notes"), and will rank senior to all existing and future subordinated Indebtedness of the Company. As a result of the restrictive cove-nants contained in the Indenture (as defined) pursuant to which the Notes will be issued and pursuant to the Credit Agreement (as defined), holders of the Notes will initially be secured, subject to the subordination provisions contained in the Indenture, equally and ratably with the holders of the Senior Indebtedness of the Compa-ny, by a lien on substantially all of the assets of the Company. Such lien and security interest is subject to release without prior notice to, or the consent of, the holders of the Notes by agreement of at least eighty-five percent of the lenders under the Credit Agreement. As of April 30, 1997, after giving effect to the consummation of the Initial Offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds," the Company would have had outstanding approximately $1,215.3 million of Indebtedness, all of which would rank senior to the Notes, except the 1998 Notes which would be pari passu with the Notes, and no Indebtedness which would be subordinated to the Notes. The Notes will be effectively subordinated to all In-debtedness and other obligations (including obli-gations to trade and other creditors) of the sub-sidiaries of the Company. As of April 30, 1997, the subsidiaries of the Company had $11.4 million of other balance sheet liabilities to third par-ties.

CHANGE OF CONTROL         Upon a Change of Control Triggering Event, the
OFFER...................  Company will, subject to certain conditions, make an offer to purchase all outstanding Notes at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to the redemption date. The Credit Agreement imposes certain limitations on the purchase of the Notes upon a Change of Control Triggering Event. There can be no assurance that upon a Change of Control
                          Triggering Event the Company will have sufficient funds to purchase all or any portion of the Notes.

CERTAIN COVENANTS.......  The Indenture contains certain covenants that, among other things, limit the ability of the Com-pany or any of its subsidiaries to maintain or incur indebtedness, create liens, enter into cer-tain transactions with affiliates, or consummate certain merger, consolidation or asset sale transactions. In addition, the Company is re-quired to maintain a Consolidated Fixed Charge Coverage Ratio under the Indenture. These cove-nants are subject to certain exceptions and qual-ifications.

                                  RISK FACTORS

  Holders of the Old Notes should carefully consider the specific matters set forth under "Risk Factors" as well as other information included in this Prospectus before tendering the Old Notes in exchange for Exchange Notes.

              SUMMARY CONSOLIDATED FINANCIAL DATA FOR THE COMPANY

  The following consolidated financial data for the Company for each of the five years ended October 31, 1996 and for the six months ended April 30, 1997 and 1996 has been derived from the Consolidated Financial Statements and notes thereto contained in the NFC 1996 10-K and in the NFC April 1997 10-Q, which accompany this Prospectus as Appendix A and Appendix B, respectively. Such information is qualified in its entirety by, and should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the NFC 1996 10-K and the NFC April 1997 10-Q.

                               SIX MONTHS
                                  ENDED
                                APRIL 30,      FISCAL YEAR ENDED OCTOBER 31,
                              -------------- -----------------------------------
                               1997    1996   1996   1995   1994   1993    1992
                              ------  ------ ------ ------ ------ ------  ------
                               (UNAUDITED)
                                          (IN MILLIONS OF DOLLARS)
INCOME STATEMENT DATA:(1)
Revenues....................  $115.4  $129.4 $252.8 $228.2 $210.8 $231.9  $228.3
                              ------  ------ ------ ------ ------ ------  ------
Expenses:
  Interest expense..........    31.5    36.8   73.2   75.1   62.7   74.6    82.2
  Provision for losses on
   receivables..............     1.2     2.7    9.3    2.6    2.3    1.5     3.6
  Other expense, net(2).....    45.6    48.5   89.8   91.8   90.6  106.8    96.1
                              ------  ------ ------ ------ ------ ------  ------
    Total expenses..........    78.3    88.0  172.3  169.5  155.6  182.9   181.9
                              ------  ------ ------ ------ ------ ------  ------
Income before taxes on
 income.....................    37.1    41.4   80.5   58.7   55.2   49.0    46.4
Taxes on income.............    14.4    16.1   31.1   22.5   21.2   17.7    16.9
Cumulative effect of changes
 in accounting policy, net
 of income taxes(3).........     --      --     --     --     --    (8.8)    --
                              ------  ------ ------ ------ ------ ------  ------
Net income..................    22.7    25.3   49.4   36.2   34.0   22.5    29.5
Dividends paid..............    30.0    10.0   26.0    9.0   25.6   22.6    16.0
                              ------  ------ ------ ------ ------ ------  ------
    Net income retained.....  $ (7.3) $ 15.3 $ 23.4 $ 27.2 $  8.4 $ (0.1) $ 13.5
                              ======  ====== ====== ====== ====== ======  ======

--------

Table continued on the following page

                            AT APRIL 30,                     AT OCTOBER 31,
                          ------------------  ------------------------------------------------
                            1997      1996      1996      1995      1994      1993      1992
                          --------  --------  --------  --------  --------  --------  --------
                             (UNAUDITED)
                                             (IN MILLIONS OF DOLLARS)
BALANCE SHEET DATA:(1)
Cash, cash equivalents
 and marketable
 securities.............  $  125.1  $  131.7  $  134.8  $  134.7  $  158.8  $  159.5  $  209.7
Finance receivables:
 Retail notes and lease
  financing.............     681.1     746.4     733.3     747.2     513.9     823.5     955.1
 Wholesale notes........     200.8     323.9     100.5     268.2     230.6     212.5      81.5
 Accounts...............     358.2     298.6     371.4     365.9     357.7     245.1     204.3
                          --------  --------  --------  --------  --------  --------  --------
  Total.................   1,240.1   1,368.9   1,205.2   1,381.3   1,102.2   1,281.1   1,240.9
 Allowance for losses...     (12.0)    (10.4)    (11.6)    (10.4)     (8.2)    (10.9)    (12.4)
                          --------  --------  --------  --------  --------  --------  --------
Finance receivables,
 net....................   1,228.1   1,358.5   1,193.6   1,370.9   1,094.0   1,270.2   1,228.5
Other assets............     429.2     412.5     465.4     369.1     282.0     195.5     170.5
                          --------  --------  --------  --------  --------  --------  --------
  Total assets..........  $1,782.4  $1,902.7  $1,793.8  $1,874.7  $1,534.8  $1,625.2  $1,608.7
                          ========  ========  ========  ========  ========  ========  ========
Senior debt.............  $1,112.8  $1,278.1  $1,205.8  $1,230.3  $  991.5  $1,099.2  $1,123.1
Subordinated debt.......     100.0     100.0     100.0     100.0     100.0     100.0      94.9
Other liabilities.......     297.2     253.9     208.3     287.7     217.7     206.6     171.2
Shareowner's equity.....     272.4     270.7     279.7     256.7     225.6     219.4     219.5
                          --------  --------  --------  --------  --------  --------  --------
  Total liabilities and
   shareowner's equity..  $1,782.4  $1,902.7  $1,793.8  $1,874.7  $1,534.8  $1,625.2  $1,608.7
                          ========  ========  ========  ========  ========  ========  ========
                          SIX MONTHS ENDED
                              APRIL 30,              FISCAL YEAR ENDED OCTOBER 31,
                          ------------------  ------------------------------------------------
                            1997      1996      1996      1995      1994      1993      1992
                          --------  --------  --------  --------  --------  --------  --------
                             (UNAUDITED)
                                     (IN MILLIONS OF DOLLARS, EXCEPT RATIOS)
OTHER DATA:(1)
EBITDA(4)...............  $   79.4  $   86.0  $  169.0  $  144.9  $  126.6  $  133.3  $  135.1
Cash flow from (used in)
 operations.............      17.9     (42.1)    (28.5)    111.2      20.0      55.3      12.5
Cash flow from (used in)
 investing activities...       0.1     (15.1)     94.8    (339.7)    107.8     (54.0)    (98.0)
Cash flow from (used in)
 financing activities...     (21.9)     61.0     (62.5)    203.1    (133.4)    (46.6)    148.7
Ratio of EBITDA to
 interest expense.......       2.5x      2.3x      2.3x      1.9x      2.0x      1.8x      1.6x
Ratio of EBITDA to fixed
 charges(5).............       2.4       2.1       2.2       1.8       1.9       1.7       1.6
Ratio of earnings to
 fixed charges(6).......       2.1       2.0       2.0       1.7       1.8       1.6       1.6
Ratio of debt to equity.       4.5       5.1       4.7       5.2       4.8       5.5       5.5
Ratio of senior debt to
 capital funds(7).......       3.0       3.4       3.2       3.4       3.0       3.4       3.6
Net losses (recoveries)
 as a percentage of
 average gross balance
 of all outstanding
 receivables............      0.04%     0.03%    0.14%   (0.03)%     0.04%     0.03%     0.16%
Percentage of net income
 to average shareowner's
 equity.................       N/A       N/A     18.1%     15.0%     15.1%     10.3%     13.8%

--------

Footnotes appear on the following page

          NOTES TO SUMMARY CONSOLIDATED FINANCIAL DATA FOR THE COMPANY

(1) Certain prior year amounts have been reclassified to conform with the presentation used in the Consolidated Financial Statements for the six months ended April 30, 1997 included in Appendix B.
(2) Includes a contribution to the Supplemental Trust (as defined) of $3.7 million in July 1993.
(3) In the third quarter of 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106") and SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), retroactive to November 1, 1992.
(4) EBITDA represents income from operations before the cumulative effect of changes in accounting policy, interest expense, taxes on income and depreciation and amortization expense. The Company believes EBITDA provides additional information for measuring its ability to generate funds for liquidity and capital requirements. This information is presented as a supplement to the other data provided because it provides information which the Company believes is useful for additional analysis. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other consolidated operations or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity.
(5) Calculated in accordance with the covenant regarding maintenance of consolidated fixed charge coverage ratio contained in the Indenture. See "Description of the Notes--Certain Covenants."
(6) The ratio of earnings to fixed charges is determined by dividing pretax income from operations, adjusted for the cumulative effect of changes in accounting policy, interest expense, debt expense amortization and the portion of rental expense (25%) deemed representative of the interest factor by the sum of interest expense, debt expense amortization and the portion of rental expense deemed representative of the interest factor.
(7) Capital funds represent the sum of subordinated debt and shareowner's equity.

   SUMMARY CONSOLIDATED FINANCIAL DATA FOR NAVISTAR INTERNATIONAL CORPORATION

  The following table sets forth summary consolidated financial data of Navistar and its consolidated subsidiaries and is derived from Navistar's consolidated financial statements and notes thereto. The summary financial data set forth below is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements and notes thereto included in Navistar's Annual Report to shareowners for the fiscal year ended October 31, 1996 (the "Navistar 1996 Annual Report") and in Navistar's Quarterly Report on Form 10-Q for the six months ended April 30, 1997 (the "Navistar April 1997 10-Q").

                          SIX MONTHS
                             ENDED
                           APRIL 30,       FISCAL YEAR ENDED OCTOBER 31,
                         --------------  --------------------------------------
                          1997    1996    1996    1995    1994    1993    1992
                         ------  ------  ------  ------  ------  ------  ------
                          (UNAUDITED)
                                     (IN MILLIONS OF DOLLARS)
INCOME STATEMENT
 DATA:(1)
Sales and revenues:
 Sales of manufactured
  products.............. $2,733  $2,785  $5,508  $6,125  $5,153  $4,510  $3,685
 Finance and insurance
  revenue(2)............     88     101     197     167     152     181     177
 Other income...........     26      26      49      50      32      30      35
                         ------  ------  ------  ------  ------  ------  ------
  Total sales and
   revenues............. $2,847  $2,912  $5,754  $6,342  $5,337  $4,721  $3,897
                         ======  ======  ======  ======  ======  ======  ======
 Income (loss) before
  income taxes(3)....... $   73  $   77  $  105  $  262  $  158  $ (441) $ (145)
 Income tax expense
  (benefit).............     28      29      40      98      56    (168)      2
                         ------  ------  ------  ------  ------  ------  ------
 Income (loss) of
  continuing operations.     45      48      65     164     102    (273)   (147)
 Loss of discontinued
  operations(4).........    --      --      --      --      (20)    --      (65)
 Cumulative effect of
  changes in accounting
  policy(5).............    --      --      --      --      --     (228)    --
                         ------  ------  ------  ------  ------  ------  ------
 Net income (loss)...... $   45  $   48  $   65  $  164  $   82  $ (501) $ (212)
                         ======  ======  ======  ======  ======  ======  ======
                         AT APRIL 30,              AT OCTOBER 31,
                         --------------  --------------------------------------
                          1997    1996    1996    1995    1994    1993    1992
                         ------  ------  ------  ------  ------  ------  ------
                          (UNAUDITED)
                                     (IN MILLIONS OF DOLLARS)
BALANCE SHEET DATA:
Assets:
  Manufacturing
   operations........... $3,801  $3,840  $3,815  $4,018  $3,724  $3,645  $2,208
  Financial services
   operations...........  1,829   1,952   1,843   1,922   1,582   1,672   1,659
  Eliminations..........   (426)   (349)   (332)   (374)   (259)   (257)   (240)
                         ------  ------  ------  ------  ------  ------  ------
    Total assets........ $5,204  $5,443  $5,326  $5,566  $5,047  $5,060  $3,627
                         ======  ======  ======  ======  ======  ======  ======
Debt:
  Manufacturing
   operations........... $  109  $  125  $  115  $  127  $  127  $  175  $  187
  Financial services
   operations...........  1,213   1,379   1,305   1,330   1,091   1,199   1,218
                         ------  ------  ------  ------  ------  ------  ------
    Total debt.......... $1,322  $1,504  $1,420  $1,457  $1,218  $1,374  $1,405
                         ======  ======  ======  ======  ======  ======  ======
Shareowners' equity..... $  959  $  898  $  916  $  870  $  817  $  775  $  338
                         ======  ======  ======  ======  ======  ======  ======

--------
Table continued on the following page

  SUMMARY CONSOLIDATED FINANCIAL DATA FOR NAVISTAR INTERNATIONAL CORPORATION--
                                  (CONTINUED)

                             SIX MONTHS
                                ENDED
                              APRIL 30,       FISCAL YEAR ENDED OCTOBER 31,
                            ------------- --------------------------------------
                             1997   1996   1996    1995    1994    1993    1992
                            ------ ------ ------- ------- ------- ------- ------
                             (UNAUDITED)
OPERATING DATA:
United States and Canadian
 retail deliveries of
 trucks and school buses..  42,600 43,900  94,000 101,700  91,600  79,800 69,300
United States and Canadian
 market share(6)..........   26.8%  26.2%   27.5%   26.7%   27.0%   27.6%  28.4%
Unit shipments:
 Trucks...................  46,000 50,000  95,200 112,200  95,000  87,200 73,200
 OEM engines..............  89,300 78,500 163,200 154,200 130,600 118,200 97,400
Total manufacturing
 operations debt as a
 percent of total
 manufacturing
 capitalization...........   10.2%  12.2%   11.2%   12.7%   13.4%   18.4%  35.6%

--------
(1) Certain prior year amounts have been reclassified to conform with the presentation used in the Consolidated Financial Statements for the six months ended April 30, 1997 included in the Navistar April 1997 10-Q.
(2) Includes revenues of the Company as well as Navistar's other financial services subsidiaries.
(3) Navistar contributed approximately 25.6 million shares of its Class B common stock, valued at $513 million, to the Supplemental Trust (as defined) in 1993.
(4) The 1994 loss of discontinued operations resulted from a $20 million charge for environmental liabilities at production facilities of two formerly owned businesses, Wisconsin Steel and Solar Turbine, Inc. The 1992 loss of discontinued operations resulted from a $65 million charge for the settlement of Navistar's obligation with the Pension Benefit Guaranty Corporation.
(5) In the third quarter of 1993, Navistar adopted SFAS 106 and SFAS 109, retroactive to November 1, 1992.
(6) Based on retail deliveries of medium duty trucks (Classes 5, 6 and 7), including school buses, and heavy duty trucks (Class 8) in the United States and Canada by Transportation and its dealers, compared to the industry total in the United States and Canada of retail deliveries.

                                 RISK FACTORS

  Holders of the Old Notes should carefully read this entire Prospectus, including Appendices A and B hereto, the Navistar 1996 Annual Report, the Navistar April 1997 10-Q and any other documents incorporated by reference herein. Ownership of the Exchange Notes involves certain risks. The following factors should be considered carefully in evaluating the Company and its business before tendering the Old Notes in exchange for Exchange Notes. This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those identified below as well as those discussed elsewhere in this Prospectus.

DEPENDENCE ON TRANSPORTATION'S BUSINESS; RELATIONSHIP WITH TRANSPORTATION

  As a wholly owned finance subsidiary of Transportation, the Company's level of financing activity is substantially dependent on the volume of sales of both Transportation and the Transportation Dealers. Any material reduction in the amount of these sales could adversely affect the Company. In addition, the financial condition of the Transportation Dealers is to varying degrees dependent on the financial condition of Transportation. Any material change in Transportation's financial condition could adversely affect certain Transportation Dealers, which in turn could have an adverse effect on the Company.

  The highly competitive medium and heavy duty truck market in which Transportation operates is subject to considerable volatility. It moves in response to cycles in the overall business environment and is particularly sensitive to the industrial sector, which generates a significant portion of the freight tonnage hauled. Truck demand also depends on general economic conditions, interest rates and fuel costs. Governmental regulation, especially in the environmental and safety areas, has impacted and will continue to impact trucking operations and efficiency and equipment specifications.

  Transportation competes with domestic companies and well-capitalized foreign controlled domestic manufacturers. The intensity of this competition, which is expected to continue, results in price discounting and margin pressures throughout the industry and adversely affects Transportation's ability to increase unit prices. Many of Transportation's competitors have greater financial resources than Transportation, which may place Transportation at a competitive disadvantage in responding to substantial industry changes in such factors as changes in governmental regulations that require major additional capital expenditures. In addition, certain of Transportation's competitors may have lower overall labor costs.

  Pursuant to an agreement between Transportation and the Company, Transportation currently pays to the Company an acquisition fee on new equipment notes purchased from Transportation, which will be discontinued after fiscal 1998. Pursuant to such agreement, Transportation paid the Company $5.7 million in fiscal 1996. The maximum fee payable under such agreement will be $3.7 million in fiscal 1997 and $1.7 million in fiscal 1998. If such fee had not been received by the Company in fiscal 1996, its ratio of EBITDA to interest expense would have declined from 2.3 to 2.2. During the last five fiscal years, the largest such fee paid by Transportation to the Company was $9.7 million.

  The Company's and Transportation's credit ratings have historically been linked because of their parent-subsidiary status, the importance to Transportation of the Company's financing support for the sale of Transportation's products and the significant portion of the Company's business that relates to the financing of Transportation's sales. Currently, Transportation's and the Company's credit ratings are below investment grade and the Company cannot predict when or whether the ratings for Transportation's or the Company's debt obligations will improve. See "Relationship with Navistar International Transportation Corp."

  Neither Navistar nor Transportation has any obligation with respect to the Notes.

LIQUIDITY AND FUNDING OPERATIONS

  The Company has significant liquidity requirements. The Company has traditionally obtained the funds to provide financing to Transportation Dealers and retail customers from sales of receivables, commercial paper, short- and long-term bank borrowings, medium- and long-term debt issues and equity capital. In March 1995, ratings on the Company's debt were upgraded by Moody's Investors Service, Inc. ("Moody's"). Moody's raised its ratings for the Company's debt from Ba3 to Ba2 for senior debt and from B2 to B1 for subordinated debt. In March 1995, Duff & Phelps confirmed its debt ratings of BB+ for senior debt and BB for subordinated debt. In October 1993, ratings on the Company's debt were reviewed by Standard and Poor's Corporation ("Standard and Poor's"). Standard and Poor's raised its ratings for the Company's debt from B- to BB for senior debt and from CCC to B+ for subordinated debt. The Company's commercial paper is rated "not prime" by Moody's. These debt ratings have made bank borrowings and sales of receivables the Company's most economical sources of financing. Effective March 29, 1996, the Company amended its revolving credit agreement with a group of banks (the "Credit Agreement") extending its maturity date to March 2001 and increasing the commitment thereunder to $925 million. Also effective March 29, 1996, the Company amended and restated its asset backed commercial paper program (the "ABCP Program"), to increase the amount available thereunder to $400 million and to extend the termination date of the liquidity facility established thereunder to March 2001. At April 30, 1997, unused commitments under the Credit Agreement and the ABCP Program were $440 million, of which $145 million provided funding backup for the outstanding short-term debt, and the remaining $295 million, when combined with unrestricted cash and cash equivalents, made $298 million available to fund the Company's general operations. The terms and conditions of the Credit Agreement, the Indenture and the agreements pursuant to which certain of the Company's other indebtedness was issued impose restrictions that affect, among other things, the ability of the Company and its subsidiaries to incur debt, create liens, make certain investments and engage in business activities unrelated to those in which the Company currently is engaged. The terms of the Company's indebtedness also require the Company to meet specified financial tests. See "Description of Other Financing Arrangements."

  The Company expects to incur additional short- and long-term debt in the future. The nature and amounts of such indebtedness can be expected to vary from time to time as a result of the volume of the Company's business, market conditions and other factors. In addition, the Company expects to continue to sell and securitize receivables. The Company has filed shelf registration statements providing for the issuance from time to time of asset-backed securities relating to retail notes and, as of April 30, 1997, had approximately $2.0 billion of remaining shelf registration available ($1.5 billion as of May 7, 1997 as a result of the issuance of $500 million of asset-backed securities on such date).

  The Company believes that cash generated by its operations, borrowings under the Credit Agreement and the ABCP Program and funds generated by sales, securitizations of receivables and the placement of term debt are sufficient to satisfy its cash needs. However, if cash provided by operations, bank borrowings, continued sales of receivables and the placement of term debt do not provide the necessary liquidity, the Company would be required to restrict its financing of Transportation's products and Transportation Dealers. A significant reduction in such financing support could have a material adverse effect on both the Company and Transportation. In addition, an impairment of the Company's ability to sell or securitize its receivables, a reduction in Transportation's sales, and a variety of other factors could affect the Company's ability to meet its debt obligations.

SUBORDINATION OF THE NOTES

  The payment of the principal of, premium, if any, and interest on the Notes will be subordinate in right of payment to the prior payment in full of all Senior Indebtedness of the Company, whether outstanding at the date of the Indenture or thereafter incurred. In the event of a default in the payment or prepayment of the principal of, premium, if any, or interest on any Senior Indebtedness of the Company, the Company is prohibited from making any payment with respect to the principal of, premium, if any, or interest on the Notes unless and until such default has been cured or waived or all Senior Indebtedness of the Company has been discharged or paid in full. The Notes are also effectively subordinated to all existing and future liabilities (including liabilities owed to trade creditors) of the subsidiaries of the Company to the extent of the assets of each subsidiary of the Company.

  In addition, upon any payment or distribution of the Company's assets to its creditors upon any dissolution, winding-up, liquidation, reorganization, bankruptcy, insolvency, receivership or other proceedings relating to the

Company, whether voluntary or involuntary, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of all amounts due thereon before the holders of the Notes will be entitled to receive any payment with respect to the principal of, premium, if any, or interest on the Notes. By reason of such subordination, in the event of the insolvency of the Company, holders of the Notes may receive less, ratably, than holders of Senior Indebtedness of the Company and other creditors of the Company, or may recover nothing. See "Description of the Notes--Subordination and Ranking."

  The Senior Indebtedness of the Company is secured by a perfected first priority security interest in substantially all of the assets of the Company, including a pledge of all of the stock of each subsidiary of the Company. If a default occurs with respect to Senior Indebtedness of the Company, the holders thereof will have the right to exercise the remedies available to a secured creditor under applicable law and pursuant to the Senior Indebtedness of the Company. The Senior Indebtedness of the Company will have a prior and superior claim to the assets of the Company in the event of the disposition of such assets (which will be at the sole discretion and control of the holders of Senior Indebtedness of the Company). However, as a result of the restrictive covenants contained in the Indenture and pursuant to the Credit Agreement, holders of the Notes will initially be secured, subject to the subordination provisions contained in the Indenture, equally and ratably with the holders of the Senior Indebtedness by a lien on substantially all of the assets of the Company and the proceeds thereof. Such lien and security interest is subject to release without prior notice to, or consent of, the holders of the Notes.

  Giving effect to the sale of the Old Notes and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds," as of April 30, 1997, the Company would have outstanding $1,215.3 million of Indebtedness, all of which would rank senior to the Notes, except for the 1998 Notes which would be pari passu with the Notes, and no indebtedness which is subordinate to the Notes.

POTENTIAL INFLUENCE OF SUPPLEMENTAL TRUST

  In July 1993, Navistar restructured its postretirement health care and life insurance benefits pursuant to a settlement agreement that resolved litigation between Navistar and a class of its employees, retirees and collective bargaining organizations, including the UAW, as lead class plaintiff (the "Settlement Agreement"). The Settlement Agreement provides for, among other things, that Navistar establish a Supplemental Benefit Trust (the "Supplemental Trust") for the purpose of funding certain retiree and health benefits under a Supplemental Benefit Program. The Supplemental Trust currently holds approximately 24.3 million shares of Navistar's non-voting Class B common stock. On June 30, 1998, the non-voting Class B common stock held by the Supplemental Trust will convert into voting Common Stock, which is the same class of stock held by Navistar's other shareowners. Based upon the
49.1 million shares of Common Stock outstanding as of March 10, 1997, the Supplemental Trust would hold approximately 33% of Navistar's voting stock upon conversion. During the time that the Supplemental Trust owns such shares following such conversion, it is likely that the Supplemental Trust will be able to have a significant influence over those matters submitted to a vote of Navistar's shareowners, including the election of directors and approval of certain significant corporate transactions. The first shareowners' meeting at which the Supplemental Trust could hold such an ownership percentage of voting stock is currently scheduled for March 1999. A committee of five members acts as administrator of the Supplemental Benefit Program (the "Committee") and as such has the power to direct the voting of the common stock held by the Supplemental Trust. Two of the members of the Committee are designees of the UAW, one is a retired management employee and two are from Navistar and are not affiliated with the UAW. The Settlement Agreement provided for the addition of two seats to Navistar's Board of Directors (currently comprised of 13 persons), which are elected by the Committee on behalf of the Supplemental Trust.

LABOR RELATIONS

  At October 31, 1996, approximately 66% of Transportation's 14,187 employees were covered under various collective bargaining agreements. The UAW represents 6,902 of Transportation's active employees in the United States pursuant to a collective bargaining agreement that is scheduled to expire on October 1, 1998. Transportation intends to seek modifications to improve productivity under the collective bargaining agreement to be negotiated with the UAW. The CAW represents 1,476 of Transportation's active employees in Canada pursuant to a collective bargaining agreement that is scheduled to expire on October 24, 1999. Any prolonged work stoppage or strike at any one of Transportation's principal manufacturing facilities could have a material adverse effect on the Company's business, financial condition and results of operations. See "Relationship with Navistar International Transportation Corp.--Business of Transportation--Labor Relations."

PENSION AND POSTRETIREMENT HEALTH CARE OBLIGATIONS OF TRANSPORTATION

  Transportation has significant underfunded pension obligations. At October 31, 1996, the net pension liability of Transportation's underfunded pension plans was approximately $607 million, compared to $587 million at October 31, 1995. Transportation's long-term objective is to fund its entire accumulated benefit obligation over the next 7 to 10 years with funds that are principally generated by operations.

  In the event Transportation's pension plans were terminated for any reason and plan assets were insufficient to meet guaranteed liabilities, the Pension Benefit Guaranty Corporation ("PBGC") may have a right to take over these plans as their administrator and trustee. In this event, the actual present value of guaranteed pension liabilities may be determined in a manner different from that used by Transportation to determine its unfunded vested pension liability. Subject to certain limitations, the PBGC would have a claim against Transportation (and potentially the Company) to the extent that plan assets were not sufficient to meet the actuarial present value of guaranteed liabilities, which claim against the Company may by law, under certain circumstances, be senior to that of the Notes.

  In addition to providing pension benefits, Transportation provides health care and life insurance for a majority of its retired employees and their spouses and certain dependents. In 1993, a trust was established to partially fund this postretirement health care liability. This trust is funded by contributions from Transportation and the funds in the trust are invested primarily in equity securities. Transportation is required to make a contribution of $200 million to the trust on or prior to June 30, 1998. Transportation believes that it will be able to make such contribution from its cash on hand.

ABSENCE OF A PUBLIC MARKET COULD ADVERSELY AFFECT THE VALUE OF EXCHANGE NOTES

  The Old Notes were issued to, and the Company believes are currently owned by, a relatively small number of beneficial owners. Prior to the Exchange Offer, there has not been any public market for the Old Notes. The Old Notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for Exchange Notes by holders who are entitled to participate in this Exchange Offer. The holders of Old Notes (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) who are not eligible to participate in the Exchange Offer are entitled to certain registration rights, and the Company is required to file a Shelf Registration Statement with respect to such Old Notes. The Exchange Notes will constitute a new issue of securities with no established trading market. The Company does not intend to list the Exchange Notes on any national securities exchange or seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System. The Initial Purchasers have advised the Company that they currently intend to make a market in the Exchange Notes, but they are not obligated to do so and may discontinue such market making at any time. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act and may be limited during the Exchange Offer and the pendency of the Shelf Registration Statement. Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of the trading market for the Exchange Notes. If a trading market does not develop or is not maintained, holders of the Exchange Notes may experience difficulty in reselling the Exchange Notes or may be unable to sell them at all. If a market for the Exchange Notes develops, any such market may be discontinued at any time.

  If a public trading market develops for the Exchange Notes, future trading prices of such securities will depend on many factors including, among other things, prevailing interest rates, the Company's results of operations and market for similar securities. Depending on prevailing interest rates, the market for similar securities and other factors, including the financial condition of the Company, the Exchange Notes may trade at a discount from their principal amount.

FAILURE TO FOLLOW EXCHANGE OFFER PROCEDURES COULD ADVERSELY AFFECT HOLDERS

  Issuance of the Exchange Notes in exchange for the Old Notes pursuant to the Exchange Offer will be made only after a timely receipt by the Company of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Old Notes desiring to tender such Old Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. The Company is under no duty to give notification of defects or irregularities with respect to the tenders of Old Notes for exchange. Old Notes that are not tendered or are tendered but not accepted will, following the consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof, and, upon consummation of the Exchange Offer certain registration rights with respect to the Notes under the Registration Rights Agreement will terminate. In addition, any holder of Old Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities, and if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes could be adversely affected. See "The Exchange Offer."

                                USE OF PROCEEDS

  This Exchange Offer is intended to satisfy certain of the Company's obligations under the Purchase Agreement and the Registration Rights Agreement. The Company will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes contemplated in this Prospectus, the Company will receive Old Notes in like principal amount, the form and terms of which are the same as the form and terms of the Exchange Notes (which replace the Old Notes), except as otherwise described herein.

  The net proceeds from the sale of the Old Notes was approximately $97.5 million after deduction of the underwriting compensation and certain other expenses. The Company used the net proceeds to repurchase $6.0 million of its outstanding 1998 Notes and to reduce outstanding indebtedness under the Credit Agreement. The 1998 Notes mature on November 15, 1998 and bear interest at 8 7/8% per annum. The Credit Agreement matures in March 2001 and bears interest at floating rates. See "Description of Other Financing Arrangements."

  Affiliates of each of the Initial Purchasers are lenders under the Credit Agreement and in such capacity received a portion of the net proceeds from the sale of the Old Notes.

                                CAPITALIZATION

  The following table sets forth the historical capitalization of the Company as of April 30, 1997 (including short-term indebtedness) and as adjusted to give effect to the sale of the Old Notes and the application of the estimated net proceeds therefrom to repurchase $6 million of its outstanding 1998 Notes and to repay approximately $91.5 million in borrowings under the Credit Agreement. After giving effect to the Initial Offering, the Company's cash interest payments for fiscal 1996 would have increased by approximately $3 million. See "Use of Proceeds." The Old Notes surrendered in exchange for Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase or decrease in the indebtedness of the Company. As such, no effect has been given to the Exchange Offer in the following capitalization table.

                                                      AT APRIL 30, 1997
                                                   ----------------------------
                                                     ACTUAL       AS ADJUSTED
                                                   ------------  --------------
                                                   (IN MILLIONS OF DOLLARS)
SENIOR DEBT:
Credit Agreement(1)............................... $      500.0   $      408.5
Capital Lease Obligations.........................         68.0           68.0
ABCP Program(1)...................................        399.8          399.8
Short-term debt...................................        145.0          145.0
                                                   ------------   ------------
  Total senior debt...............................      1,112.8        1,021.3
SUBORDINATED DEBT:
8 7/8% Senior Subordinated Notes due 1998.........        100.0           94.0
Notes offered hereby..............................          --           100.0
                                                   ------------   ------------
  Total debt......................................      1,212.8        1,215.3
Shareowner's equity(2)............................        272.4          272.4
                                                   ------------   ------------
  Total capitalization............................ $    1,485.2   $    1,487.7
                                                   ============   ============
Ratio of debt to equity...........................          4.5x           4.5x
Ratio of senior debt to capital funds(3)..........          3.0            2.7

--------
(1) At April 30, 1997, unused commitments under the Credit Agreement and the ABCP Program were $440 million, of which $145 million provided funding backup for the outstanding short-term debt and the remaining $295 million, when combined with unrestricted cash and cash equivalents, made $298 million available to fund the Company's general operations.
(2) At May 31, 1997, shareowner's equity was $280 million.
(3) Capital funds represent the sum of subordinated debt and shareowner's equity.

             SELECTED CONSOLIDATED FINANCIAL DATA FOR THE COMPANY

  The following selected consolidated financial data for the five-year period ended October 31, 1996 was derived from the Company's consolidated financial statements and notes thereto, which have been audited by Deloitte & Touche LLP, independent auditors. The selected consolidated financial data for the Company for the six months ended April 30, 1997 and 1996 was derived from unaudited consolidated financial statements, which financial statements, in the opinion of the Company, reflect all adjustments necessary for a fair presentation of such information. Results for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year. This information should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the NFC 1996 10-K and the NFC April 1997 10-Q, which accompany this Prospectus as Appendix A and Appendix B, respectively.

                             SIX MONTHS
                                ENDED
                              APRIL 30,       FISCAL YEAR ENDED OCTOBER 31,
                            -------------- ------------------------------------
                             1997    1996   1996   1995   1994   1993    1992
                            ------  ------ ------ ------ ------ ------  -------
                             (UNAUDITED)
                                        (IN MILLIONS OF DOLLARS)
INCOME STATEMENT DATA:(1)
Revenues:
  Retail notes and lease
   financing............... $ 51.9  $ 48.1 $ 97.7 $ 73.3 $ 71.4 $101.9  $ 100.7
  Wholesale notes..........   18.5    31.4   56.6   54.1   39.2   32.0     28.3
  Accounts.................   14.3    12.8   26.6   29.2   22.2   17.5     14.8
  Servicing fee income.....   10.1    10.6   20.5   18.3   17.3   10.6      8.6
  Insurance premiums
   earned..................   16.5    21.1   42.0   44.6   51.1   57.4     59.9
  Marketable securities....    4.1     5.4    9.4    8.7    9.6   12.5     16.0
                            ------  ------ ------ ------ ------ ------  -------
    Total..................  115.4   129.4  252.8  228.2  210.8  231.9    228.3
Expenses:
  Cost of borrowing:
    Interest expense.......   31.5    36.8   73.2   75.1   62.7   74.6     82.2
    Other..................    3.0     5.3    8.4    9.1    7.1    4.7      4.5
                            ------  ------ ------ ------ ------ ------  -------
      Total................   34.5    42.1   81.6   84.2   69.8   79.3     86.7
  Supplemental Trust
   contribution............    --      --     --     --     --     3.7      --
  Credit, collection and
   administrative..........   14.5    13.8   28.2   27.9   25.9   26.1     26.8
  Provision for losses on
   receivables.............    1.2     2.7    9.3    2.6    2.3    1.5      3.6
  Insurance claims and
   underwriting............   17.6    24.5   44.4   46.7   54.0   65.2     61.7
  Other expense, net.......   10.5     4.9    8.8    8.1    3.6    7.1      3.1
                            ------  ------ ------ ------ ------ ------  -------
    Total..................   78.3    88.0  172.3  169.5  155.6  182.9    181.9
                            ------  ------ ------ ------ ------ ------  -------
Income before taxes on
 income....................   37.1    41.4   80.5   58.7   55.2   49.0     46.4
Taxes on income............   14.4    16.1   31.1   22.5   21.2   17.7     16.9
Cumulative effect of
 changes in accounting
 policy, net of income
 taxes(2)..................    --      --     --     --     --    (8.8)     --
                            ------  ------ ------ ------ ------ ------  -------
Net income.................   22.7    25.3   49.4   36.2   34.0   22.5     29.5
Dividends paid.............   30.0    10.0   26.0    9.0   25.6   22.6     16.0
                            ------  ------ ------ ------ ------ ------  -------
  Net income retained...... $ (7.3) $ 15.3 $ 23.4 $ 27.2 $  8.4 $ (0.1) $  13.5
                            ======  ====== ====== ====== ====== ======  =======

--------
Table continued on the following page

                           AT APRIL 30,                     AT OCTOBER 31,
                         ------------------  ------------------------------------------------
                           1997      1996      1996      1995      1994      1993      1992
                         --------  --------  --------  --------  --------  --------  --------
                            (UNAUDITED)                (IN MILLIONS OF DOLLARS)
BALANCE SHEET DATA:(1)
Cash, cash equivalents
 and marketable
 securities............. $  125.1  $  131.7  $  134.8  $  134.7  $  158.8  $  159.5  $  209.7
Finance receivables:
  Retail notes and lease
   financing............    681.1     746.4     733.3     747.2     513.9     823.5     955.1
  Wholesale notes.......    200.8     323.9     100.5     268.2     230.6     212.5      81.5
  Accounts..............    358.2     298.6     371.4     365.9     357.7     245.1     204.3
                         --------  --------  --------  --------  --------  --------  --------
    Total...............  1,240.1   1,368.9   1,205.2   1,381.3   1,102.2   1,281.1   1,240.9
  Allowance for losses..    (12.0)    (10.4)    (11.6)    (10.4)     (8.2)    (10.9)    (12.4)
                         --------  --------  --------  --------  --------  --------  --------
Finance receivables,
 net....................  1,228.1   1,358.5   1,193.6   1,370.9   1,094.0   1,270.2   1,228.5
Other assets............    429.2     412.5     465.4     369.1     282.0     195.5     170.5
                         --------  --------  --------  --------  --------  --------  --------
    Total assets........ $1,782.4  $1,902.7  $1,793.8  $1,874.7  $1,534.8  $1,625.2  $1,608.7
                         ========  ========  ========  ========  ========  ========  ========
Senior debt............. $1,112.8  $1,278.1  $1,205.8  $1,230.3  $  991.5  $1,099.2  $1,123.1
Subordinated debt.......    100.0     100.0     100.0     100.0     100.0     100.0      94.9
Other liabilities.......    297.2     253.9     208.3     287.7     217.7     206.6     171.2
Shareowner's equity.....    272.4     270.7     279.7     256.7     225.6     219.4     219.5
                         --------  --------  --------  --------  --------  --------  --------
    Total liabilities
     and shareowner's
     equity............. $1,782.4  $1,902.7  $1,793.8  $1,874.7  $1,534.8  $1,625.2  $1,608.7
                         ========  ========  ========  ========  ========  ========  ========

--------

Table continued on the following page

                             SIX MONTHS
                           ENDED APRIL 30,             FISCAL YEAR ENDED OCTOBER 31,
                          ------------------  ---------------------------------------------------
                            1997      1996      1996       1995       1994       1993      1992
                          --------  --------  ---------  ---------  ---------  --------  --------
                             (UNAUDITED)
                                       (IN MILLIONS OF DOLLARS, EXCEPT RATIOS)
OTHER DATA:(1)
EBITDA(3)...............  $   79.4  $   86.0  $   169.0  $   144.9  $   126.6  $  133.3  $  135.1
Cash flow from (used in)
 operations.............      17.9     (42.1)     (28.5)     111.2       20.0      55.3      12.5
Cash flow from (used in)
 investing activities...       0.1     (15.1)      94.8     (339.7)     107.8     (54.0)    (98.0)
Cash flow from (used in)
 financing activities...     (21.9)     61.0      (62.5)     203.1     (133.4)    (46.6)    148.7
Ratio of EBITDA to
 interest expense.......       2.5x      2.3x       2.3x       1.9x       2.0x      1.8x      1.6x
Ratio of EBITDA to fixed
 charges(4).............       2.4       2.1        2.2        1.8        1.9       1.7       1.6
Ratio of earnings to
 fixed charges(5).......       2.1       2.0        2.0        1.7        1.8       1.6       1.6
Ratio of debt to equity.       4.5       5.1        4.7        5.2        4.8       5.5       5.5
Ratio of senior debt to
 capital funds(6).......       3.0       3.4        3.2        3.4        3.0       3.4       3.6
Net losses (recoveries)
 as a percentage of
 average gross balance
 of all outstanding
 receivables............     0.04%     0.03%      0.14%    (0.03)%      0.04%     0.03%     0.16%
                            AT  APRIL 30,                     AT OCTOBER 31,
                          ------------------  ---------------------------------------------------
                            1997      1996      1996       1995       1994       1993      1992
                          --------  --------  ---------  ---------  ---------  --------  --------
                             (UNAUDITED)
                                              (IN MILLIONS OF DOLLARS)
PORTFOLIO ANALYSIS:(7)
Serviced retail notes
 and lease financing....  $2,333.0  $2,340.8  $ 2,383.2  $ 2,169.1  $ 1,743.2  $1,524.8  $1,387.9
Serviced wholesale
 notes..................     670.2     909.7      685.9      854.5      577.1     559.0     402.3
Accounts................     358.2     298.6      371.4      365.9      357.7     245.1     204.3
                          --------  --------  ---------  ---------  ---------  --------  --------
Total serviced
 receivables............   3,361.4   3,549.1    3,440.5    3,389.5    2,678.0   2,328.9   1,994.5
Less:
Sold retail notes.......  (1,533.3) (1,479.1)  (1,522.2)  (1,302.6)  (1,152.1)   (600.3)   (290.3)
Sold wholesale notes....    (400.0)   (500.0)    (500.0)    (500.0)    (300.0)   (300.0)   (274.3)
Subordinated interests
 in trusts..............     (70.3)    (86.4)     (86.1)     (86.7)     (49.9)    (54.4)    (62.3)
Unearned finance
 charges................    (117.7)   (114.7)    (127.0)    (118.9)     (73.8)    (93.1)   (126.7)
                          --------  --------  ---------  ---------  ---------  --------  --------
Total finance
 receivables............  $1,240.1  $1,368.9  $ 1,205.2  $ 1,381.3  $ 1,102.2  $1,281.1  $1,240.9
                          ========  ========  =========  =========  =========  ========  ========

-------
(1) Certain prior year amounts have been reclassified to conform with the presentation used in the Consolidated Financial Statements for the six months ended April 30, 1997 included in Appendix B.
(2) In the third quarter of 1993, the Company adopted SFAS 106 and SFAS 109, retroactive to November 1, 1992.
(3) EBITDA represents income from operations before the cumulative effect of changes in accounting policy, interest expense, taxes on income and depreciation and amortization expense. The Company believes EBITDA provides additional information for measuring its ability to generate funds for liquidity and capital requirements. This information is presented as a supplement to the other data provided because it provides information which the Company believes is useful for additional analysis. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other consolidated operations or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity.
(4) Calculated in accordance with the covenant regarding maintenance of consolidated fixed charge coverage ratio contained in the Indenture. See "Description of the Notes--Certain Covenants."
(5) The ratio of earnings to fixed charges is determined by dividing pretax income from operations, adjusted for the cumulative effect of changes in accounting policy, interest expense, debt expense amortization and the portion of rental expense (25%) deemed representative of the interest factor by the sum of interest expense, debt expense amortization and the portion of rental expense deemed representative of the interest factor.
(6) Capital funds represent the sum of subordinated debt and shareowner's equity.
(7) Unless otherwise indicated, information is presented on the basis of gross balances, which for retail notes include unearned finance charges. Information presented regarding serviced receivables includes receivables owned by the Company and receivables which the Company has sold but continues to service.

                     INDUSTRY SEGMENT DATA FOR THE COMPANY

                            SIX MONTHS
                          ENDED APRIL 30,         FISCAL YEAR ENDED OCTOBER 31,
                         ----------------- --------------------------------------------
                           1997     1996     1996     1995     1994     1993     1992
                         -------- -------- -------- -------- -------- -------- --------
                            (UNAUDITED)              (IN MILLIONS OF DOLLARS)
REVENUES:
Finance operations...... $   94.9 $  102.9 $  201.6 $  175.1 $  150.6 $  164.2 $  155.5
Insurance operations....     20.5     26.5     51.2     53.1     60.2     69.7     72.8
                         -------- -------- -------- -------- -------- -------- --------
  Total revenues........ $  115.4 $  129.4 $  252.8 $  228.2 $  210.8 $  231.9 $  228.3
                         ======== ======== ======== ======== ======== ======== ========
INCOME BEFORE TAXES:
Finance operations...... $   34.4 $   39.7 $   74.2 $   53.1 $   49.9 $   47.9 $   36.6
Insurance operations....      2.7      1.7      6.3      5.6      5.3      1.1      9.8
                         -------- -------- -------- -------- -------- -------- --------
  Total income before
   taxes................ $   37.1 $   41.4 $   80.5 $   58.7 $   55.2 $   49.0 $   46.4
                         ======== ======== ======== ======== ======== ======== ========
                           AT APRIL 30,                   AT OCTOBER 31,
                         ----------------- --------------------------------------------
                           1997     1996     1996     1995     1994     1993     1992
                         -------- -------- -------- -------- -------- -------- --------
                            (UNAUDITED)              (IN MILLIONS OF DOLLARS)
ASSETS:
Finance operations...... $1,620.4 $1,737.1 $1,626.9 $1,701.9 $1,354.1 $1,473.5 $1,459.2
Insurance operations....    162.0    165.6    166.9    172.8    180.7    151.7    149.5
                         -------- -------- -------- -------- -------- -------- --------
  Total assets.......... $1,782.4 $1,902.7 $1,793.8 $1,874.7 $1.534.8 $1,625.2 $1,608.7
                         ======== ======== ======== ======== ======== ======== ========

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     FOR NAVISTAR INTERNATIONAL CORPORATION

  The following selected consolidated financial data for Navistar for the five-year period ended October 31, 1996 was derived from Navistar's consolidated financial statements and notes thereto, which have been audited by Deloitte & Touche LLP, independent auditors. The selected consolidated financial data for Navistar for the six months ended April 30 , 1997 and 1996 was derived from unaudited consolidated financial statements, which financial statements, in the opinion of Navistar, reflect all adjustments necessary for a fair presentation of such information. Results for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year. The selected financial data set forth below should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Navistar 1996 Annual Report and the Navistar April 1997 10-Q.

                          SIX MONTHS
                             ENDED
                           APRIL 30,          FISCAL YEAR ENDED OCTOBER 31,
                         --------------  -------------------------------------------
                          1997    1996    1996     1995     1994     1993     1992
                         ------  ------  -------  -------  -------  -------  -------
                          (UNAUDITED)
                                       (IN MILLIONS OF DOLLARS)
INCOME STATEMENT
 DATA:(1)
Sales and revenues:
Sales of manufactured
 products............... $2,733  $2,785  $ 5,508  $ 6,125  $ 5,153  $ 4,510  $ 3,685
Finance and insurance
 revenue(2).............     88     101      197      167      152      181      177
Other income............     26      26       49       50       32       30       35
                         ------  ------  -------  -------  -------  -------  -------
  Total sales and
   revenues............. $2,847  $2,912  $ 5,754  $ 6,342  $ 5,337  $ 4,721  $ 3,897
                         ======  ======  =======  =======  =======  =======  =======
Income (loss) before
 income taxes(3)........ $   73  $   77  $   105  $   262  $   158  $  (441) $  (145)
Income tax expense
 (benefit)..............     28      29       40       98       56     (168)       2
                         ------  ------  -------  -------  -------  -------  -------
Income (loss) of
 continuing operations..     45      48       65      164      102     (273)    (147)
Loss of discontinued
 operations(4)..........    --      --       --       --       (20)     --       (65)
Cumulative effect of
 changes in accounting
 policy(5)..............    --      --       --       --       --      (228)     --
                         ------  ------  -------  -------  -------  -------  -------
Net income (loss)....... $   45  $   48  $    65  $   164  $    82  $  (501) $  (212)
                         ======  ======  =======  =======  =======  =======  =======
SELECTED BALANCE SHEET
 DATA:
Assets:
  Manufacturing
   operations........... $3,801  $3,840  $ 3,815  $ 4,018  $ 3,724  $ 3,645  $ 2,208
  Financial services
   operations...........  1,829   1,952    1,843    1,922    1,582    1,672    1,659
  Eliminations..........   (426)   (349)    (332)    (374)    (259)    (257)    (240)
                         ------  ------  -------  -------  -------  -------  -------
    Total assets........ $5,204  $5,443  $ 5,326  $ 5,566  $ 5,047  $ 5,060  $ 3,627
                         ======  ======  =======  =======  =======  =======  =======
Debt:
  Manufacturing
   operations........... $  109  $  125  $   115  $   127  $   127  $   175  $   187
  Financial services
   operations...........  1,213   1,379    1,305    1,370    1,091    1,199    1,218
                         ------  ------  -------  -------  -------  -------  -------
    Total debt.......... $1,322  $1,504  $ 1,420  $ 1,457  $ 1,218  $ 1,374  $ 1,405
                         ======  ======  =======  =======  =======  =======  =======
Shareowners' equity..... $  959  $  898  $   916  $   870  $   817  $   775  $   338
                         ======  ======  =======  =======  =======  =======  =======

--------
Table continued on the following page

                     SELECTED CONSOLIDATED FINANCIAL DATA
              FOR NAVISTAR INTERNATIONAL CORPORATION--(CONTINUED)

                             SIX MONTHS
                                ENDED
                              APRIL 30,       FISCAL YEAR ENDED OCTOBER 31,
                            ------------- --------------------------------------
                             1997   1996   1996    1995    1994    1993    1992
                            ------ ------ ------- ------- ------- ------- ------
                             (UNAUDITED)
                               (IN MILLIONS OF DOLLARS, EXCEPT COMMON SHARE,
                                          UNIT AND EMPLOYEE DATA)
SUPPLEMENTAL DATA:
Dividends paid, Series G
 Preferred Stock..........  $   14 $   14 $    29 $    29 $    58 $    -- $   29
Capital expenditures......      58     55     117     139      87     110     55
Engineering and research
 expense..................      62     64     129     113      97      94     92
Depreciation and
 amortization.............      60     55     101      81      72      75     77
Average number of Common,
 Class B Common and
 dilutive common
 equivalent shares
 outstanding
 (in millions)............    73.7   73.8    73.8    74.3    74.6    34.9   25.3
Number of employees:
 Worldwide................  15,117 15,122  14,187  16,079  14,910  13,612 13,945
 United States............  12,702 13,309  12,445  13,852  12,792  11,934 12,390
OPERATING DATA:
United States and Canadian
 retail deliveries of
 trucks and school buses..  42,600 43,900  94,000 101,700  91,600  78,900 69,300
United States and Canadian
 market share(6)..........   26.8%  26.2%   27.5%   26.7%   27.0%   27.6%  28.4%
Unit shipments:
 Trucks...................  46,000 50,000  95,200 112,200  95,000  87,200 73,200
 OEM engines..............  89,300 78,500 163,200 154,200 130,600 118,200 97,400
Total manufacturing
 operations debt as a
 percent of total
 manufacturing
 capitalization...........   10.2%  12.2%   11.2%   12.7%   13.4%   18.4%  35.6%

--------
(1) Certain prior year amounts have been reclassified to conform with the presentation used in the Consolidated Financial Statements for the six months ended April 30, 1997 included in the Navistar April 1997 10-Q.
(2) Includes revenues of the Company as well as Navistar's other financial service subsidiaries.
(3) Navistar contributed approximately 25.6 million shares of its Class B common stock, valued at $513 million, to the Supplemental Trust in 1993.
(4) The 1994 loss of discontinued operations resulted from a $20 million charge for environmental liabilities at production facilities of two formerly owned businesses, Wisconsin Steel and Solar Turbine, Inc. The 1992 loss of discontinued operations resulted from a $65 million charge for the settlement of Navistar's obligation with the PBGC.
(5) In the third quarter of 1993, Navistar adopted SFAS 106 and SFAS 109, retroactive to November 1, 1992.
(6) Based on retail deliveries of medium duty trucks (Classes 5, 6 and 7), including school buses, and heavy duty trucks (Class 8) in the United States and Canada by Transportation and its dealers, compared to the industry total in the United States and Canada of retail deliveries.

                  BUSINESS OF NAVISTAR FINANCIAL CORPORATION

  Navistar Financial was incorporated in 1949 and is a wholly owned subsidiary of Transportation, which is wholly owned by Navistar. The Company provides wholesale, retail, and to a lesser extent, lease financing in the United States for sales of new and used trucks sold by Transportation and Transportation Dealers. The Company also finances wholesale accounts and selected retail accounts receivable of Transportation. Sales of new and used products (including trailers) of other manufacturers are also financed regardless of whether designed or customarily sold for use with Transportation's truck products. The Company provided wholesale financing for 94% and 93% of the new truck units sold by Transportation to Transportation Dealers in the United States during fiscal 1996 and fiscal 1995, respectively, and 95% and 94% for the six months ended April 30, 1997 and 1996, respectively. The Company also provided retail financing in fiscal 1996 for approximately 16% of the new truck units sold by Transportation and Transportation Dealers compared to approximately 14% in fiscal 1995 and approximately 13% and 18% for the six months ended April 30, 1997 and 1996, respectively. Certain of the financial arrangements between Transportation and the Company are governed by the terms of a master intercompany agreement dated as of April 26, 1993 and as amended on September 30, 1996 (the "Master Intercompany Agreement"). In fiscal 1996, the Company had revenues of $252.8 million and EBITDA of $169 million. See "Relationship with Navistar International Transportation Corp."

  The Company's wholly owned insurance subsidiary, Harco, provides commercial physical damage and liability insurance coverage to Transportation Dealers and retail customers, and the general public through the independent insurance agency system. Revenues from Harco accounted for 20%, 23% and 29% of the Company's revenues in fiscal years 1996, 1995 and 1994, respectively, and 18% and 20% of the Company's revenues for the six months ended April 30, 1997 and 1996, respectively.

FINANCING OPERATIONS

  The following is a summary of the types of financing operations undertaken by the Company.

 Wholesale Notes

  The Company provides wholesale, or "floor plan" financing, to Transportation Dealers through wholesale notes. Transportation Dealers issue wholesale notes to finance their purchases of new and used trucks, buses, trailers, engines, and, to a minor extent, service parts, from Transportation and other manufacturers. The percentage of new Transportation trucks sold directly to Transportation Dealers in the United States for which the Company provided financing was approximately 95% and 94% for the first six months of fiscal 1997 and 1996, respectively, 94% for fiscal 1996, and 93% for fiscal years 1995 and 1994. Revenues from wholesale notes accounted for 22%, 24% and 19% of the Company's revenues in fiscal years 1996, 1995 and 1994, respectively, and 16% and 24% of the Company's revenues for the six months ended April 30, 1997 and 1996, respectively.

  The Company finances 100% of the wholesale invoice price of new vehicles, including destination charges, 75% of the "as-is" appraised retail value of used vehicles taken in trade by a Transportation Dealer or purchased by a Transportation Dealer from an outside source, and 100% of the purchase price or the Company's appraised value for used vehicles purchased by a Transportation Dealer from Transportation's used truck centers or the Company's inventory of repossessed vehicles. The Company obtains a new wholesale note for each financed vehicle, either by purchasing it from Transportation upon Transportation's sale of a vehicle to a Transportation Dealer or by creating it pursuant to signature authority of the Transportation Dealer. Each wholesale note is secured by the vehicle being financed. In addition, most Transportation Dealers have granted a security interest in their service parts purchased from Transportation to secure all of their indebtedness to the Company and Transportation.

  Wholesale notes for new trucks are due on the earlier of the sale of the truck or a specified date (generally no later than 12 months from the first day of the month following the date of shipment to the Transportation Dealer). If such notes are not paid at the end of such period, the notes may be extended, subject to the

Transportation Dealer making a payment equal to 10% of the original principal amount thereof, and an additional 10% payment each 90 days thereafter until paid in full. However, the Company has the discretion to waive any such curtailment payments. Interest is charged monthly on the wholesale notes on a floating rate basis at a spread over the prime rate. Management believes that the Company's wholesale note terms are generally comparable to those offered by other truck manufacturers. Transportation supports the Transportation Dealer's payment of interest on the wholesale notes related to new vehicles through a variety of programs. See "Relationship with Navistar International Transportation Corp.--Master Intercompany Agreement--Payment of Financing Charges by Transportation."

  The Company provides financing for used trucks acquired by a Transportation Dealer on a floating rate basis at a spread over the prime rate. Wholesale notes for used trucks are due on the earlier of the sale of the truck or a specified date generally no later than six months from the date of financing. These notes also may be extended subject to a required 10% principal payment at initial maturity and every 90 days thereafter until paid in full. The Company may in its discretion waive such curtailment payments.

  The Company conducts annual detailed credit reviews of Transportation Dealers and establishes credit guidelines based on sales volume, financial strength, capitalization and general business capabilities. The Company conducts more frequent reviews if it detects a weakening of the Transportation Dealer's financial condition. Generally, the Company verifies Transportation Dealers' inventories monthly for weaker dealers and less frequently for stronger dealers.

  Transportation is obligated under various agreements to repurchase new Transportation trucks from a terminated Transportation Dealer at a price equal to at least the value of the related wholesale notes. The proceeds of such repurchases are applied to repay the balance of such Transportation Dealer's outstanding wholesale notes. Used vehicles which are repossessed by the Company are sold to the highest bidder, and the proceeds are paid to the Company. The Company or its transferee bears all losses on wholesale notes related to financed vehicles which have been sold "out of trust" by a Transportation Dealer (which occurs when the proceeds of the sale have not been used to repay the related wholesale notes) and wholesale notes related to used vehicles.

 Wholesale Accounts

  Substantially all of Transportation's wholesale accounts receivable arising from selling goods (primarily service parts) and providing services to Transportation Dealers are purchased by the Company on account terms established by Transportation. Transportation pays to the Company a floating rate service charge on the average outstanding balance of such accounts. Revenues from the financing of wholesale accounts accounted for 2% of the Company's revenues for each of the six months ended April 30, 1997 and 1996, and 2% of the Company's revenues in each of the 1996, 1995 and 1994 fiscal years.

  The Company bears the risk of loss with respect to wholesale accounts. In most cases, the Company has a first priority lien on the Transportation Dealer's parts inventory. In addition, if a Transportation Dealer's dealer agreement terminates for any reason, Transportation is obligated under various agreements to repurchase a portion of the Transportation Dealer's service parts inventory at a prescribed price. The proceeds of such repurchase (and the proceeds from the sale of the Transportation Dealer's remaining parts inventory) are applied first to repay any indebtedness of the Transportation Dealer to the Company (including indebtedness with respect to wholesale notes and wholesale accounts) and second, to repay any indebtedness of the Transportation Dealer to Transportation.

 Retail Financings

  The Company finances sales by Transportation and Transportation Dealers of new and used trucks, buses, trailers and related equipment to retail customers through retail loans and leases ("retail financings"). The Company's share of the retail financings of new trucks manufactured by Transportation was approximately 13% and 18% for the six months ended April 30, 1997 and 1996, respectively, and approximately 16%, 14% and 15% for fiscal years 1996, 1995 and 1994, respectively. Revenues from retail financings accounted for 39%, 32% and 34% of the Company's revenues in fiscal years 1996, 1995 and 1994, respectively, and 45% and 37% for the six months ended April 30, 1997 and 1996, respectively.

  Historically, the Company acquired most of its retail financings through purchases of retail instalment sales contracts from Transportation and Transportation Dealers, but it now originates retail financings by providing retail loans or leases directly to retail customers. The retail loans made by the Company generally are fixed rate obligations and are secured by the trucks, buses, trailers and equipment financed thereby. Most of the retail loans provide for equal monthly payments that fully amortize the amount financed over the original term to maturity, although some retail loans have balloon payments due at maturity or other payment terms. The leases originated by the Company generally obligate the lessee to make fixed monthly rental payments. The Company bears the residual risk on approximately 12% of the $74 million of residual value outstanding at April 30, 1997 on its serviced lease portfolio; the remaining residuals are guaranteed by either the lessee, the seller or Transportation.

  Prior to making retail financing available to a customer, the Company performs a credit evaluation of the customer and determines an appropriate credit limit. The terms of retail financings are generally consistent with industry practice with respect to minimum down payments, maximum maturities and size of balloon payments.

  Retail financings for new vehicles originated by Transportation Dealers may contain an obligation of the dealer to pay the Company an amount equal to a percentage of the unpaid principal balance or unrecovered equipment cost of a defaulted retail financing if the Company repossesses the vehicle within a specified time. The extent of a particular Transportation Dealer's obligation is adjusted based on several factors, including the amount of retail financings originated by the Transportation Dealer which are significantly past due, a limitation of the dealer's liability for any single customer, whether the financed vehicle was new or used, and participation by the Transportation Dealer in a limited liability program with the Company. After the Company repossesses a vehicle, the Transportation Dealer who originally sold the vehicle may elect either to repurchase the vehicle for the unpaid principal balance or unrecovered equipment cost of the related retail financing, or to pay the applicable amount. For purposes hereof, all of the Transportation Dealers' obligations described in this paragraph are referred to as "Contractual Liability."

  Approximately 37% of the aggregate principal amount of retail financings serviced by the Company (including both owned and sold) as of April 30, 1997 has the benefit of Contractual Liability of the Transportation Dealer that sold the related vehicle. However, the Company's recent experience is that competitive conditions are causing it increasingly to waive Contractual Liability when acquiring retail financings, and the extent and terms of Contractual Liability will continue to be subject to change as market conditions require.

  For retail financings which have the benefit of Contractual Liability, the Company establishes and retains a dealer reserve account to serve as additional security for all of such Transportation Dealer's underlying obligations. Monthly, the Company pays to such Transportation Dealer a portion of the reserve credited to the Transportation Dealer's reserve account during that month, and periodically the Company pays to such Transportation Dealer the amount by which its reserve account exceeds a specified limit. Generally, a Transportation Dealer's reserve account is not charged for repossession losses, unless the Transportation Dealer has ceased doing business.

  The Master Intercompany Agreement obligates Transportation to purchase (i) new vehicles which were originally sold by Transportation Dealers, (ii) certain used vehicles sold by Transportation Dealers under programs announced by Transportation from time to time and (iii) new and used vehicles which were originally sold by Transportation directly to the end-user, in each case if the vehicle was financed by the Company and if the Company repossesses the vehicle within 180 days of default (or longer in certain limited circumstances). The purchase price is equal to the unpaid principal balance or unrecovered equipment cost of the related defaulted receivable net of Contractual Liability, if any. Transportation resells such vehicles in accordance with its customary procedures. The foregoing obligations (the "Transportation Purchase Obligations") in any fiscal year are limited to the extent that Transportation's aggregate losses upon resale of such repossessed financed vehicles in such year equal either (a) 10% of liquidations by the Company of all outstanding retail financings which the Company or certain of the Company's affiliates own or in which they have an economic interest during such fiscal year, or (b) if the gross balance (including unrecovered equipment cost) minus unearned interest of retail financings acquired by the Company during such fiscal year is less than $50,000,000, then 10% of the gross balance at the beginning of such fiscal year of all retail financings which the Company or such affiliates own or in which they have an economic interest. The Master Intercompany Agreement, which provides for Transportation Purchase Obligations, may be amended from time to time, provided that such amendment is not materially adverse to the Company. Such an amendment could, among other things, (i) modify the Transportation Purchase Obligations relating to retail financings then outstanding or (ii) otherwise modify, limit or eliminate the Transportation Purchase Obligations.

  The Company's net loss figures set forth under "Statistical Data--Credit Loss Experience" and "--Retail Delinquencies and Net Losses" reflect the fact that the Company had the benefit of Contractual Liability or Transportation Purchase Obligations, or both ("Loss Protection"), on a substantial portion of its retail financings. The Company applies the same underwriting standards to the acquisition of retail financings without regard to whether Loss Protection is provided. Based on its experience, the Company believes that there is no material difference between the rates of delinquency and repossession on retail financings with Loss Protection as compared to retail financings without Loss Protection. However, the Company's net loss experience on retail financings without Loss Protection is higher than that on retail financings with Loss Protection because of the payments made to the Company by the Transportation Dealers and Transportation. The Master Intercompany Agreement also provides that Transportation may guarantee the residual value on leases on a case by case basis.

 Retail Accounts

  The Company provides interim retail account financing for purchases from Transportation by selected governmental agencies, major fleet customers and original equipment manufacturers, all of which are preapproved for creditworthiness by the Company prior to such purchases. A retail account typically is open from the date on which a truck is shipped by Transportation to the date on which the customer either pays the purchase price or enters into permanent financing for the truck. Such interim financing is not secured and its term generally does not exceed 90 days. Transportation pays a service charge to the Company on the average outstanding balances of such accounts. These service charges accounted for 9%, 11% and 9% of the Company's revenues in fiscal years 1996, 1995 and 1994, respectively, and 10% and 8% of the Company's revenues for the six months ended April 30, 1997 and 1996, respectively.

COMPETITION AND REGULATION

  The retail financing business is highly competitive. Competition exists principally among banks, commercial financing companies, other captive finance companies and leasing companies. A number of those institutions have substantially greater financial resources than the Company and from time to time are able to borrow, and thus offer customers financing, at lower rates than the Company may be in a position to offer.

  Neither the Company nor Transportation extend consumer credit as defined in the Federal Consumer Credit Protection Act.

LIQUIDITY AND FUNDING OPERATIONS

  The Company has significant liquidity requirements. The Company has historically obtained the funds to provide financing to Transportation Dealers and retail customers from sales of receivables, commercial paper, short- and long-term bank borrowings, medium- and long-term debt issues and equity capital, but it has recently relied almost entirely upon bank borrowings and the securitization of receivables. A principal reason for this shift in funding strategy is the Company's senior and subordinated debt ratings, which are (and have been since at least March 1995) Ba2/B1 from Moody's, BB+/BB from Duff & Phelps and BB/B+ from Standard & Poor's. The Corporation's commercial paper is rated "not prime" by Moody's.

  The Corporation obtains funds on a short-term basis from the Credit Agreement and the ABCP Program, and it obtains term funding through securitizations of its wholesale notes and its retail loans and, to a lesser extent, through sale-leasebacks of vehicles subject to leases. Each of these financing arrangements is described in "Description of Other Financing Arrangements." At April 30, 1997, unused commitments under the Credit Agreement and the ABCP Program were $440 million, of which $145 million provided funding backup for the outstanding short-term debt and the remaining $295 million, when combined with unrestricted cash and cash equivalents, made $298 million available to fund the Company's general operations.

  The terms and conditions of the Credit Agreement, the Indenture, and the agreements pursuant to which certain of the Company's other indebtedness was issued impose restrictions that affect, among other things, the ability of the Company and its subsidiaries to incur debt, create liens, pay dividends, make certain investments and engage in business activities unrelated to those in which the Company currently is engaged. The terms of the Company's indebtedness also require the Company to meet specified financial tests. See "Description of Other Financing Arrangements."

  The Company expects to incur additional short- and long-term debt in the future. The nature and amounts of such indebtedness can be expected to vary from time to time as a result of the volume of the Company's business, market conditions and other factors. In addition, the Company expects to continue to securitize and sell receivables in the public and private markets. On May 7, 1997, the Company effected the sale of $500 million of asset-backed securities backed by a pool of retail loan receivables. In fiscal 1997, the Company expects to issue up to $200 million of asset-backed securities backed by its wholesale notes. In addition, depending on market conditions, the Company may repurchase additional amounts of the 1998 Notes.

HARCO NATIONAL INSURANCE COMPANY

  Harco provides physical damage and liability insurance coverage to Transportation Dealers and retail customers, and the general public through the independent insurance agency system. Approximately 53%, 57% and 64% of Harco's net earned premium revenues for fiscal years 1996, 1995 and 1994, respectively, and 44% and 53% for the six months ended April 30, 1997 and 1996, respectively, were from truck physical damage and liability insurance produced through independent agents. Net earned premium revenues were $42, $45 and $51 million for fiscal years 1996, 1995 and 1994, respectively, and $17 and $21 million for the six months ended April 30, 1997 and 1996, respectively. Harco has a rating of "A" from A.M. Best & Co.

  Harco's "Dealer Pack" program provides a broad multiple line package policy designed for truck dealers and truck lease and rental companies. Truck physical damage coverage is written for retail customers of the Company for terms up to 60 months. Harco also provides physical damage insurance coverage for equipment financed by the Company through wholesale notes.

  Cash flow generated by Harco's insurance operations is used for investment. The investment portfolio is managed by professional portfolio managers following relevant regulations, and at April 30, 1997, consisted of investment grade debt securities (85%) and equity securities (15%). Investment portfolio duration is approximately matched to the estimated duration of Harco's liabilities.

ASSET AND LIABILITY INTEREST RATE MATCHING

  The Company manages interest rate sensitivity by seeking to match floating rate assets with floating rate debt, primarily borrowings under the Credit Agreement, and fixed rate assets with fixed rate debt, equity and floating rate debt. The Company has, and expects to continue, to limit the amount of fixed rate assets effectively funded with floating rate debt by selling retail receivables on a fixed rate basis, and to a lesser extent, by utilizing derivative financial instruments. The Company's corporate policy prohibits the use of derivatives for speculative purposes.

DIVIDENDS

  The Company paid ordinary dividends to Transportation of $26 million during fiscal 1996 and paid ordinary dividends to Transportation of $30 million during the six months ended April 30, 1997. The Company expects to continue paying such dividends in order to maintain the Company's debt to equity ratio consistent with industry standards and to maximize the Company's return on equity.

  The Company is limited in its ability to pay dividends as a result of covenants under the Credit Agreement and the 1998 Notes on the Company's ratio of indebtedness to tangible net worth and as a result of the covenant in the Indenture described under "Description of the Notes--Certain Covenants-- Limitation on Indebtedness."

INCOME MAINTENANCE

  The Credit Agreement and the Amended and Restated Parent's Side Agreement dated as of November 8, 1994 (the "Side Agreement") between Navistar and Transportation each require Transportation to assure that the Company's income before interest expense and income taxes is maintained at not less than 125% of total interest expense. No support payments have been required under these agreements since 1984. See "Description of Other Financing Arrangements" and "Relationship with Navistar International Transportation Corp.--Side Agreement."

                               STATISTICAL DATA

GROSS FINANCINGS ACQUIRED

  The following table shows the volume of gross acquisitions of the Company during each of the periods indicated:

                            SIX MONTHS
                               ENDED
                             APRIL 30,            FISCAL YEAR ENDED OCTOBER 31,
                         ----------------- --------------------------------------------
                           1997     1996     1996     1995     1994     1993     1992
                         -------- -------- -------- -------- -------- -------- --------
In millions of dollars      (UNAUDITED)
Wholesale notes......... $1,216.3 $1,491.5 $2,705.8 $2,979.4 $2,306.6 $1,977.6 $1,547.7
Retail financings
 New....................    430.5    550.4  1,064.1  1,075.0    861.9    730.0    591.8
 Used...................    117.5    135.8    281.7    242.3    217.2    168.4    185.9
                         -------- -------- -------- -------- -------- -------- --------
  Total................. $1,764.3 $2,177.7 $4,051.6 $4,296.7 $3,385.7 $2,876.0 $2,325.4
                         ======== ======== ======== ======== ======== ======== ========

CREDIT LOSS EXPERIENCE

  The following table provides information about the Company's loss experience (on both a gross and net basis) during each of the periods indicated for its serviced portfolio, which includes notes that have been sold:

                                        SIX MONTHS
                                          ENDED
                                        APRIL 30,       FISCAL YEAR ENDED OCTOBER 31,
                                       -------------  --------------------------------------
                                        1997   1996   1996(1)   1995   1994    1993    1992
                                       ------  -----  -------  ------  -----  ------   -----
In millions of dollars, except ratios  (UNAUDITED)
Net losses (recoveries):
  Retail financings...........         $  0.8  $ 0.5   $ 5.1    $ 0.3   $0.6   $(0.1)   $2.4
  Wholesale notes.............           (0.1)   0.1    (0.2)    (0.9)   0.1     0.8     0.8
  Accounts....................            --     --      --      (0.2)   0.2     --      --
                                       ------  -----  ------   ------  -----  ------   -----
    Total.....................         $  0.7  $ 0.6   $ 4.9    $(0.8)  $0.9   $ 0.7    $3.2
                                       ======  =====  ======   ======  =====  ======   =====
Net losses (recoveries) as a
 percentage of liquidations
 minus
 net losses:
  Retail financings...........           0.13%  0.11%   0.48%    0.03%  0.07%  (0.01)%  0.27%
  Wholesale notes.............          (0.01)  0.00   (0.01)   (0.03)  0.01    0.04    0.06
    Total.....................           0.04   0.03    0.13    (0.02)  0.03    0.03    0.13
Net losses (recoveries) as a
 percentage of average gross
 balance of all outstanding
 receivables:(2)
  Retail financings...........           0.06%  0.05%   0.22%    0.02%  0.04%   0.00%   0.17%
  Wholesale notes.............          (0.02)  0.01   (0.02)   (0.13)  0.03    0.16    0.20
  Accounts....................           0.00   0.00    0.00    (0.05)  0.08    0.00    0.00
      Total...................           0.04   0.03    0.14    (0.03)  0.04    0.03    0.16

--------
(1) The information presented herein for the fiscal year ended October 31, 1996 includes the effect of the bankruptcy of one of the Company's largest obligors, with obligations under retail financings covering approximately 720 vehicles.
(2) April 30 amounts have been annualized.

RETAIL DELINQUENCIES AND NET LOSSES

  The following table provides an analysis of the delinquencies and net losses with respect to serviced retail financings during each of the periods indicated:

                           SIX MONTHS
                              ENDED
                            APRIL 30,        FISCAL YEAR ENDED OCTOBER 31,
                          --------------  ----------------------------------------
                           1997    1996   1996(1)   1995    1994    1993     1992
                          ------  ------  -------  ------  ------  ------   ------
                           (UNAUDITED)
                               (IN MILLIONS OF DOLLARS, EXCEPT RATIOS)
NEW AND USED VEHICLE
 CONTRACTS:
Gross balance of retail
 financings outstanding
 at end of period.......  $2,420  $2,377  $2,468   $2,191  $1,752  $1,529   $1,385
Gross balance of retail
 financings with
 payments past due by
 over 60 days as a
 percentage of gross
 balance outstanding at
 end of period..........    0.70%   0.76%   0.32%    0.10%   0.07%   0.09%    0.19%
Average gross balance of
 retail financings......  $2,441  $2,271  $2,345   $1,917  $1,605  $1,419   $1,370
Net losses (recoveries):
  The Company...........  $  0.8  $  0.5  $  5.1   $  0.3  $  0.6  $ (0.1)  $  2.4
  Transportation(2).....     3.6     2.0     9.5      0.6     0.6     4.8      8.3
                          ------  ------  ------   ------  ------  ------   ------
  Combined..............  $  4.4  $  2.5  $ 14.6   $  0.9  $  1.2  $  4.7   $ 10.7
                          ======  ======  ======   ======  ======  ======   ======
Liquidations minus net
 losses.................  $  594  $  504  $1,073   $  881  $  855  $  747   $  839
Net losses (recoveries)
 as a percentage of
 liquidations minus net
 losses:
  The Company...........    0.13%   0.11%   0.48%    0.03%   0.07%  (0.01)%   0.27%
  Transportation........    0.61    0.38    0.89     0.07    0.07    0.64     1.00
  Combined..............    0.74    0.49    1.37     0.10    0.14    0.63     1.27
Net losses (recoveries)
 as a percentage of
 average gross
 balance(3):
  The Company...........    0.06%   0.05%   0.22%    0.02%   0.04%   0.00%    0.17%
  Transportation........    0.30    0.17    0.41     0.03    0.03    0.34     0.63
  Combined..............    0.36    0.22    0.63     0.05    0.07    0.34     0.80
Repossessions as a
 percentage of average
 gross balance(3).......    3.37%   1.93%   3.08%    0.92%   0.93%   1.94%    3.61%

--------
(1) The information presented herein for the fiscal year ended October 31, 1996 includes the effect of the bankruptcy of one of the Company's largest obligors, with obligations under retail financings covering approximately 720 vehicles. As adjusted to eliminate the impact of that obligor's bankruptcy, the combined net losses (recoveries), the combined net losses (recoveries) as a percentage of liquidations minus net losses, combined net losses (recoveries) as a percentage of average gross balance and repossessions as a percentage of average gross balance for the same period would have been $4 million, 0.39%, 0.17% and 1.65%, respectively.
(2) Losses incurred by Transportation on disposal of units acquired from the Company under the repurchase arrangements described in "Business of Navistar Financial Corporation--Financing Operations--Retail Financings."
(3) April 30 amounts have been annualized.

         RELATIONSHIP WITH NAVISTAR INTERNATIONAL TRANSPORTATION CORP.

BUSINESS OF TRANSPORTATION

  Navistar, through its wholly owned subsidiary Transportation, manufactures and markets medium and heavy duty trucks, including school buses, mid-range diesel engines and service parts primarily in the United States and Canada as well as in selected export markets. Transportation is the industry market share leader in the United States and Canada combined medium and heavy duty truck market, offering a full line of diesel-powered products in the common carrier, private carrier, government/service, leasing, construction, energy/petroleum and student transportation markets. Transportation also produces mid-range diesel engines for use in its medium duty trucks, school buses, selected heavy duty truck models and for sale to original equipment manufacturers in the United States and Canada. Transportation markets its products through an extensive distribution network which as of April 30, 1997 included 953 North American dealer and distribution outlets. Service and customer support are also supplied at these outlets.

 The Medium and Heavy Duty Truck Industry

  Transportation competes in the North American market for medium and heavy duty trucks, including school buses, which includes weight classes 5 and above (16,000 lbs. and over). This market is subject to considerable volatility as it moves in response to cycles in the overall business environment and is particularly sensitive to the industrial sector, which generates a significant portion of the freight tonnage hauled. Government regulation has impacted and will continue to impact trucking operations and efficiency and the specifications of equipment.

  The following table shows retail truck deliveries in the combined United States and Canadian markets for the six months ended April 30, 1997 and 1996, and each of the five years ended October 31, 1996, in thousands of units.

                                       SIX MONTHS
                                          ENDED
                                        APRIL 30,  FISCAL YEAR ENDED OCTOBER 31,
                                       ----------- -----------------------------
                                       1997  1996  1996  1995  1994  1993  1992
                                       ----- ----- ----- ----- ----- ----- -----
Medium duty trucks and school buses...  68.0  69.3 145.8 151.8 134.2 122.5 118.3
Heavy duty trucks.....................  90.9  98.3 195.4 228.8 205.4 166.4 125.2
                                       ----- ----- ----- ----- ----- ----- -----
  Total............................... 158.9 167.6 341.2 380.6 339.6 288.9 243.5
                                       ===== ===== ===== ===== ===== ===== =====

--------
Source: Based on monthly data published by the American Automobile Manufacturers Associations ("AAMA") in the United States and Canada and other sources.

  The North American truck market is highly competitive. Major domestic competitors include PACCAR, Ford and General Motors as well as foreign-controlled domestic manufacturers, such as Freightliner, Mack and Volvo GM. In addition, manufacturers from Japan (Hino, Isuzu, Nissan and Mitsubishi) are competing in the United States and Canadian markets. The intensity of this competitiveness, which is expected to continue, results in price discounting and margin pressures throughout the industry. In addition to the influence of price, market position is driven by product quality, engineering, styling and utility and comprehensiveness of the distribution system.

 Transportation Market Share

  Transportation delivered 94,000 medium and heavy duty trucks, including school buses, in North America in fiscal 1996, compared to a total of 101,700 for fiscal 1995, a decrease of 8% in overall units. During the six months ended April 30, 1997, Transportation delivered 42,600 medium and heavy duty trucks, including school buses, in North America, compared to 43,900 during the six months ended April 30, 1996.

  The following table reflects Transportation's North American market shares:

                                                  SIX MONTHS
                                                  ENDED APRIL    FISCAL YEAR
                                                      30,     ENDED OCTOBER 31,
                                                  ----------- -----------------
                                                  1997  1996    1996     1995
                                                  ----- ----- -------- --------
   PRODUCT CLASS:
   Medium duty truck and school bus market....... 38.7% 39.1%    41.5%    39.2%
   Heavy duty truck market (Class 8)............. 17.9  17.1     17.1     18.4
   Combined medium and heavy duty truck and
    school bus market............................ 26.8  26.2     27.5     26.7

  Transportation has maintained the leading combined market share in medium and heavy duty trucks, including school buses, in the United States and Canada in each of its last 16 fiscal years based on data obtained from the AAMA, the United States Motor Vehicle Manufacturer's Association and R.L. Polk & Company.

 Business Strategy

  In fiscal 1996, Transportation adopted and began to implement a five-point truck strategy designed to improve operating performance and increase profitability. Specifically, this strategy is designed to enable
Transportation's truck division to achieve its part in Navistar's goal of generating an average of 17.5% after tax return on equity over a business cycle. The principal components of this strategy include:

  . Reduce Product Complexity. Transportation believes that it can increase manufacturing efficiency and improve product quality by reducing the complexity of its product offerings. Historically, thousands of options and a separate chassis design were offered for each truck model manufactured by Transportation, which led to significant manufacturing inefficiencies. In 1996, Transportation introduced a new ordering program known as Diamond Spec(TM) for its premium conventional heavy duty trucks. Under this program, Transportation rationalized the number of possible option combinations by developing pre-packaged option groups which are arranged under 11 categories (i.e., engine, chassis, electrical system) based upon the most popular preferences of its customers. Transportation also combined the chassis for three models offered in this premium conventional product category into one chassis. This standardization of option and chassis groups is expected to lead to significant operating cost savings from increased manufacturing efficiency and better pricing for purchased components. In addition, Transportation believes that this program will result in an overall improvement in product quality and shorter and more reliable delivery times.

  . Increase Manufacturing Efficiency. Transportation believes that it can achieve significant improvements in manufacturing efficiency by focusing each of its principal truck manufacturing facilities on producing a single type of truck model. To this end, Transportation transferred the production of its stripped chassis from its Springfield, Ohio facility to its Conway, Arkansas facility in fiscal 1996, in order to achieve efficiencies in the production of medium duty trucks. Similarly, Transportation established a joint venture with SST Truck Company, which will focus on the production of the highly-complex Paystar(R) severe service trucks, thereby permitting Transportation's Chatham, Ontario facility to concentrate on manufacturing premium conventional heavy duty trucks.

  . Emphasize Product Development. Transportation believes that each of its current truck models are equal to or exceed those of its competitors in terms of satisfying its customers' needs. Nevertheless, Transportation intends to continue to enhance and expand its current product offerings in an effort to provide trucks that better satisfy its customers' changing demands. In fiscal 1996, Transportation introduced the International 9100 conventional truck to replace its 8200 heavy duty regular conventional truck and made significant improvements to its premium conventional models. In fiscal 1997 and fiscal 1998, a series of model improvements are expected to be introduced for Transportation's premium conventional heavy duty truck models.

  . Expand Operations in Mexico. Transportation believes that there are significant opportunities to increase sales of both trucks and engines in Mexico and in other selected markets. During 1996, Transportation significantly expanded its direct presence in Mexico by establishing a dealer network with 24 locations and a parts distribution center and by arranging for production at a contract manufacturer. In addition, Navistar's Board approved the construction of a manufacturing facility to be located near Monterey, Mexico. This medium duty and heavy duty truck facility is anticipated to cost approximately $167 million and to begin production in 1998. Its capacity will be 65 units per day on one shift. Transportation believes that its Mexican operations will enable it to expand into other Latin American countries, particularly as a result of the favorable and cost effective trade agreements between Mexico and other Latin American countries.

  . Establish Competitive Wage, Benefit and Productivity Levels. In 1996, Transportation signed a new three-year collective bargaining agreement with the CAW. Transportation expects to achieve significant productivity gains as a result of favorable changes in job classifications, work rules and training. Similarly, Transportation intends to seek modifications to improve productivity under its collective bargaining agreement with the UAW, which is scheduled to expire on October 1, 1998.


 Products

  The following table illustrates the percentage of Transportation's manufacturing sales by class of product based on dollar amount:

                                                   SIX MONTHS
                                                   ENDED APRIL FISCAL YEAR ENDED
                                                       30,        OCTOBER 31,
                                                   ----------- -----------------
                                                   1997  1996  1996  1995  1994
                                                   ----- ----- ----- ----- -----
  PRODUCT CLASS:
  Medium duty trucks and school buses............    34%   34%   35%   32%   32%
  Heavy duty trucks..............................   34    37    35    42    42
  Service parts..................................   14    13    14    12    14
  Engines........................................   18    16    16    14    12
                                                   ----- ----- ----- ----- -----
  Total..........................................   100%  100%  100%  100%  100%
                                                   ===== ===== ===== ===== =====

  Transportation manufacturers a full line of products in the common carrier, private carrier, government/service, leasing, construction, energy/petroleum and student transportation markets. Transportation offers diesel-powered trucks and buses because of their improved fuel economy, ease of serviceability and greater durability over gasoline-powered vehicles. Transportation's heavy duty trucks generally use diesel engines purchased from outside suppliers while its medium duty trucks are powered by a proprietary line of mid-range diesel engines manufactured by Transportation. Based on information published by R.L. Polk & Company, diesel-powered medium duty truck shipments represented 87% of all medium duty truck shipments for Transportation's fiscal year 1996 in the United States and Canada.

  Transportation's truck and bus manufacturing operations in the United States and Canada consist principally of the assembly of components manufactured by its suppliers, although Transportation produces its own mid-range diesel truck engines, sheet metal components (including cabs) and miscellaneous other parts.

 Engine and Foundry

  Transportation builds diesel engines for use in its Class 5, 6 and 7 medium duty trucks, school buses, selected Class 8 heavy duty truck models and for sale to original equipment manufacturers in the United States and Canada. Transportation also sells engines for industrial, agricultural and marine applications. Transportation believes that its family of mid-range diesel engines, each designed to provide superior performance in customer applications, offers both low cost of ownership and excellent durability to users.

  Transportation has an agreement to supply its T444E electronically controlled diesel engine to a domestic automotive company through the year 2000 for use in all of its diesel-powered light trucks and vans. Sales of the

T444E to the automotive company accounted for approximately 87% of Transportations's T444E sales in fiscal 1996. Shipments of V8 and I6 engines to all original equipment manufacturers totaled a record 163,200 units in fiscal 1996, an increase of 6% from the 154,200 units shipped in fiscal 1995.

 Service Parts

  Transportation's service parts program is vital to the maintenance of the relationship with its customers and dealers. The sale of replacement parts does not represent a separate and distinct business of Transportation. Transportation's truck group makes decisions about the pricing of trucks and replacement parts based upon a variety of factors which integrally link the pricing and sale of replacement parts with the sale of medium and heavy duty trucks, including school buses. The acceptable price for dealers and fleet truck sales is determined by not only looking at the market price of the individual trucks themselves, but also by analyzing the amount of future replacement parts that will be purchased from Transportation over the truck's life cycles and the total expected profit contribution, including future replacement parts, expected to be realized on each sale. Accordingly, the pricing of trucks and replacement parts are not independently determined.

  Transportation recently introduced Fleet Charge(R) Gold to help customers improve the way they manage their costs and continues to invest in business systems to improve the processing of customer orders, speed delivery of parts and link electronically with both customers and suppliers. In the United States and Canada, Transportation operates seven regional parts distribution centers, which allow it to offer 24-hour availability and same day shipment of the parts most frequently requested by its customers.

 Marketing and Distribution

  United States and Canada Operations. Transportation's truck products are distributed through the largest medium and heavy duty truck retail organization in North America to virtually all key markets in the United States and Canada. As part of its continuing program to adapt to changing market conditions, Transportation has been assisting Transportation Dealers to expand their operations to better serve their customers. Transportation's truck distribution and service network in North America was composed of 953 dealer and retail outlets at April 30, 1997 and 957, 958 and 949 dealer and distribution outlets at October 31, 1996, 1995 and 1994, respectively. Included in these totals were 518, 504, 490 and 473 secondary and associate locations at April 30, 1997 and October 31, 1996, 1995 and 1994, respectively. Transportation has been rated first in the American Truck Dealers "Dealer Attitude Survey" for each of the last two years. In 1996, Transportation introduced its Customer Satisfaction Process, which is designed to focus Transportation's entire dealer network on delivering measurable, continuous improvements in customer service.

  Retail Transportation Dealer activity is supported by five regional operations in the United States and a general office in Canada. Transportation has a national account sales group responsible for its 110 major national account customers. Transportation's network of 13 used truck centers in the United States provides sales and trade-in support to its dealers and national account group, and markets all makes and models of reconditioned used trucks to owner-operators and fleet buyers.

  Mexican Operations. During 1996, Transportation significantly expanded its direct presence in Mexico by establishing a dealer network with 24 locations and a parts distribution center and by arranging for production at a contract manufacturer. In addition, Navistar's Board approved the construction of a manufacturing facility to be located near Monterey, Mexico. This medium and heavy duty truck facility is anticipated to cost approximately $167 million and to begin production in 1998. Its capacity will be 65 units per day on one shift. Transportation believes that its Mexican operations will enable it to expand into other Latin American countries, particularly as a result of the favorable and cost effective trade agreements between Mexico and other Latin American countries.

  Other International Operations. Transportation exports trucks, components and service parts to distributors and end-users in more than 75 countries. International sales, excluding sales to Mexico, were $169 million and $205 million for fiscal years 1996 and 1995, respectively, and $88 and $91 for the first six months of fiscal 1997 and 1996, respectively. Transportation exported 3,824 trucks in fiscal 1996 and 4,944 trucks in fiscal 1995, excluding exports to Mexico and, cumulatively from fiscal 1992 through fiscal 1996, was the leading exporter of Class 6-8 trucks from the United States and Canada according to data provided by the AAMA.

 Important Supporting Operations

  Third Party Sales Financing Agreements. In the United States, Transportation has an agreement with Associates Commercial Corporation to provide wholesale financing to certain Transportation Dealers and retail financing to their customers. This agreement expired as to retail financing on February 28, 1997 and is scheduled to expire as to wholesale financing on July 31, 1997.

  Navistar International Corporation Canada has an agreement with a subsidiary of General Electric Canadian Holdings Limited to provide financing for Canadian Transportation Dealers and customers.

  Foreign Insurance Subsidiary. Harbour Assurance Company of Bermuda Limited ("Harbour") offers a variety of programs to Navistar, including general liability insurance, ocean cargo coverage for shipments to and from foreign distributors and reinsurance coverage for various Transportation policies. Harbour also writes minimal third party coverage and provides a variety of insurance programs to Transportation, Transportation Dealers and customers.

 Capital Expenditures and Research and Development

  Transportation designs and manufactures its trucks and diesel engines to meet or exceed specific industry requirements. New models are introduced and improvements of current models are made, from time to time, in accordance with operating plans and market requirements and not on a predetermined cycle.

  Capital expenditures during the first six months of fiscal 1997 were $58 million compared with $55 million during the first six months of fiscal 1996. The increase in expenditures for the first six months of fiscal 1997 was primarily for machinery and tooling related to the new engine product programs and construction of a new truck assembly facility. Capital expenditures totaled $117 million, $139 million and $87 million during fiscal years 1996, 1995 and 1994, respectively. In general, such expenditures were used for truck and engine development and ongoing facility maintenance programs.

  Product development is an ongoing process at Transportation. Research and development activities are directed toward the introduction of new products and improvement of existing products and processes used in their manufacture. Spending for research and development activities totaled $101 million, $91 million and $88 million for fiscal years 1996, 1995 and 1994, respectively.

 Labor Relations

  At October 31, 1996, approximately 66% of Transportation's 14,187 employees were covered under various collective bargaining agreements. The UAW represents 6,902 of Transportation's active employees in the United States pursuant to a collective bargaining agreement that is scheduled to expire on October 1, 1998. The CAW represents 1,476 of Transportation's active employees in Canada pursuant to a new collective bargaining agreement entered into in 1996 that is scheduled to expire on October 24, 1999. The terms of this agreement, including changes in work rules, job classifications and training are expected to make production gains and quality increases possible.

 Raw Materials and Energy Supplies

  Transportation purchases raw materials, parts and components from numerous outside suppliers but relies upon certain suppliers for a substantial number of components for its truck products. Transportation's purchasing centralization and strategies have been designed to improve access to the lowest cost, highest quality sources of raw materials, parts and components, and to reduce inventory carrying requirements. A portion of Transportation's requirements for raw materials and supplies is filled by single source suppliers.

  The impact of an interruption in supply would vary by commodity. Some parts are generic to the industry while others are of a proprietary design requiring unique tooling which would require time to recreate. However, Transportation's exposure to a disruption in production as a result of an interruption of raw materials and supplies is no greater than the industry as a whole. In order to remedy any losses resulting from an interruption in supply, Transportation maintains business interruption insurance for storms, fire and water damage.

  While the Company believes that it has adequate assurances of continued supply, the inability of a supplier to deliver could have an adverse effect on production at certain of the Company's manufacturing locations.

 Impact of Government Regulation

  Truck and engine manufacturers continue to face increased governmental regulation of their products, especially in the environmental and safety areas. Transportation believes its products comply with all applicable environmental and safety regulations.

  Transportation incurred research and tooling costs to redesign its engine product lines to meet United States Environmental Protection Agency ("EPA") and California Air Resources Board ("CARB") emission standards effective for the 1994 model year. Transportation faces additional costs through 1998 to meet further tightening of these standards. In addition to the 1998 standards, Transportation, along with other engine manufacturers, has signed a voluntary agreement ("Statement of Principles") with the EPA and the CARB to achieve new reductions in ozone-causing exhaust emissions by 2004. As a result of the Statement of Principles, the EPA issued a Notice of Proposed Rulemaking defining exhaust emission standards for the 2004 model year. A final rule is expected in 1997. Transportation must also satisfy California's emission standards in 2002 for engines used in medium-sized vehicles (which includes vehicles up to 14,000 lbs. Gross Vehicle Weight Rating). Transportation expects that its diesel engines will be able to meet all of these standards within the required time-frame.

  Emissions regulations in Canada and Mexico are similar, but not identical, to the U.S. federal regulations. Although Canada's regulations impose standards equivalent only to the U.S. standards for the 1990 model year, diesel engine manufacturers, including Transportation, have voluntarily signed several memorandums of understanding with the Canadian federal government, agreeing to sell only engines meeting the 1994 U.S. emission standards in model years 1995 to 1997. Canada has announced its intention to conform its heavy-duty engine emission standards to the U.S. standards in 1998 and to require low-sulfur diesel fuel beginning October 1, 1997. Mexico has adopted the U.S. heavy diesel engine emission standards as of the 1994 model year but has conditioned compliance on the availability of low-sulfur diesel fuel.

  While Transportation has already proven its ability to meet the 2004 U.S. standards, these proposed regulations have and will impose significant research, design and tooling costs on Transportation and other diesel engine manufacturers. Transportation's ability to comply with emissions requirements which may be imposed in the future is an important element in maintaining and improving Transportation's position in the diesel engine marketplace. Significant capital and operating expenditures will be required to comply with these emissions requirements.

  Truck manufacturers are also subject to various noise standards imposed by federal, state and local regulations. The engine is one of a truck's primary noise sources, and Transportation therefore works closely with truck OEMs to develop strategies to reduce engine noise. Transportation is also subject to the National Traffic and Motor Vehicle Safety Act (the "Safety Act") and Federal Motor Vehicle Safety Standards (the "Safety Standards") promulgated by the National Highway Traffic Safety Administration. Transportation believes it is in compliance with the Safety Act and the Safety Standards.

  Expenditures to comply with various environmental regulations relating to the control of air, water and land pollution at production facilities and to control noise levels and emissions from Transportation's products have not been material except for two sites formerly owned by Transportation, Wisconsin Steel in Chicago, Illinois, and Solar Turbine, Inc. in San Diego, California. In 1994, Transportation recorded a $20 million after-tax charge as a loss of discontinued operations for environmental liabilities and cleanup cost at these two sites.

  In addition, Transportation has been named a potentially responsible party ("PRP"), in conjunction with other parties, in a number of cases arising under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. These cases involve sites which allegedly have been contaminated by wastes from current or former Transportation locations. Based on information available to Transportation, which in most cases consists of data related to quantities and characteristics of material generated at or shipped to each site as well as cost estimates from PRPs and/or federal or state regulatory agencies for the cleanup of these sites, a reasonable estimate is calculated of Transportation's share, if any, of the probable costs and is provided for in the financial statements. These obligations generally are recognized no later than completion of the remedial feasibility study and are not discounted to their present value. Transportation believes that, based on these calculations, its share of the potential costs for the cleanup of each site, other than the Wisconsin Steel and Solar sites, will not have a material effect on Transportation's financial results. Transportation reviews its accruals on a regular basis.

 Legal Proceedings

  Transportation and its subsidiaries are subject to various other claims arising in the ordinary course of business, and are parties to various legal proceedings which constitute ordinary routine litigation incidental to the business of Transportation and its subsidiaries. In the opinion of Transportation's management, none of these proceedings or claims are material to the business or the financial condition of Transportation and its subsidiaries.

MASTER INTERCOMPANY AGREEMENT

  The operating relationship between the Company and Transportation is governed by the Master Intercompany Agreement.

 Purchase of Notes and Accounts Receivable

  The Master Intercompany Agreement requires that Transportation, with limited exceptions, offer the Company all wholesale and retail notes and instalment sales contracts which Transportation acquires in the regular course of its business from sales of trucks and related equipment to Transportation Dealers and customers. Such offers must be on terms which will (together with charges made to others for financing services) afford reasonable compensation for the financing services rendered by the Company to Transportation and Transportation Dealers with respect to the sale of Transportation products and used goods. The Company in turn has agreed, to the extent that it is able to finance such purchases, that it will purchase all such receivables without recourse except those, if any, as to which the risk of loss is unacceptable to the Company.

  Pursuant to the Master Intercompany Agreement, the Company also purchases Transportation's wholesale accounts receivable from Transportation Dealers arising out of Transportation's sales of goods (primarily parts) and services to such dealers. The Company receives compensation from Transportation in the form of a floating rate service charge for financing these accounts.

  The Master Intercompany Agreement also provides that the Company will purchase retail accounts receivable from Transportation that arise out of Transportation's sales to retail customers. The Company receives a floating rate service charge from Transportation for financing these accounts.

 Payment of Financing Charges by Transportation

  Transportation currently provides floor plan financing assistance for Transportation Dealers through various interest credits and interest payments. Upon sale of a vehicle to a Transportation Dealer, Transportation currently issues an interest credit to the dealer in order to support the Transportation Dealer's cost of wholesale financing on the related wholesale note to the Transportation Dealer. Transportation also currently pays interest on behalf of a Transportation Dealer during the period that a financed vehicle is in transit to the Transportation Dealer. Further, Transportation periodically implements special sales programs pursuant to which it agrees to pay interest on behalf of Transportation Dealers for an extended period of time. Pursuant to the Master Intercompany Agreement, Transportation pays the amount of interest owing on the wholesale notes during the in-transit and any interest free periods directly to the Company.

  Transportation currently pays the Company an acquisition fee on new equipment wholesale notes purchased from Transportation, which will be discontinued after fiscal 1998. Pursuant to such agreement, Transportation paid the Company $5.7 million in fiscal 1996. The maximum fee payable under such agreement will be $3.7 million in fiscal 1997 and $1.7 million in fiscal 1998. During the last five fiscal years, the largest such fee paid by Transportation to the Company was $9.7 million.

 Payments to Transportation for Administrative and Other Services

  The Company pays a fee to Transportation for data processing and other administrative services based on the actual cost of the services performed. The Company paid Transportation service fees of $1.1 million for each of the six months ended April 30, 1997 and 1996, and $2.4 million, $2.4 million and $2.5 million for fiscal years 1996, 1995 and 1994, respectively.

TAX ALLOCATION AGREEMENT

  Pursuant to the Tax Allocation Agreement effective October 1, 1981, as subsequently amended and supplemented (the "Tax Allocation Agreement"), the Company is required to pay to Transportation an amount equal to the amount the Company and its subsidiaries would pay with respect to federal corporate income taxes if the Company and its subsidiaries filed federal tax returns on a consolidated basis as an affiliated group of corporations, notwithstanding the fact that the affiliated group of corporations including Navistar and its subsidiaries may not have any federal tax liability. The Tax Allocation Agreement contains similar provisions regarding state income taxes for states that permit the filing of consolidated returns.

SIDE AGREEMENT

  The Side Agreement requires either Transportation or Navistar to hold and own 100% of the outstanding voting stock of the Company (other than shares held by directors of the Company as qualifying shares). The Side Agreement also requires Transportation not to permit the Company's consolidated income before income taxes, interest expense and dividends on preferred stock to be less than 125% of the Company's consolidated interest expense and dividends on preferred stock for any period of four fiscal quarters immediately preceding the date of measurement.

  Navistar and Transportation are permitted to amend or waive any or all of the provisions of the Side Agreement with the written approval of the lenders providing at least two-thirds of the commitment under the Credit Agreement. The Indenture does not require that the Side Agreement be maintained.

                  DESCRIPTION OF OTHER FINANCING ARRANGEMENTS

CREDIT AGREEMENT

  In April of 1993, the Company entered into the Credit Agreement with a group of banks, including Bank of America Illinois (formerly known as Continental Bank National Association), Bank of Nova Scotia, The Chase Manhattan Bank (formerly known as Chemical Bank), Morgan Guaranty Trust Company of New York and NationsBank, N.A., as co-arrangers. Effective March 29, 1996, the Company amended its Credit Agreement, extending the maturity date of such agreement to March 2001. In addition, the commitment of the Credit Agreement was increased to $925 million and a new pricing and fee schedule was established. The Company's borrowing capacity under the Credit Agreement is determined through an asset base calculation, which includes assets of both the Company and each of its subsidiaries. Amounts outstanding under the Credit Agreement are secured by all the assets of the Company, including a pledge of all of the stock of each of the Company's subsidiaries.

  Three interest rate options are available for borrowings under the Credit
Agreement: (i) Base Rate Loans, tied to the higher of the prime rate or the sum of 1/2 of 1% plus the Federal Funds rate; (ii) CD Loans, based on the prevailing Certificate of Deposit rate; and (iii) Euro-Dollar Loans, based on the London interbank offered rate ("LIBOR"), in each case plus a margin based on the Company's long-term credit rating.

  The Credit Agreement includes a number of restrictive covenants. For example, the Company is required to maintain (i) a consolidated tangible net worth of at least $175 million and (ii) consolidated interest expense, preferred stock dividends and consolidated income before income taxes that is at least 125% of its fixed charges (consisting of consolidated interest expense and preferred stock dividends). In addition, the Company's total consolidated debt to consolidated tangible net worth may not exceed 7 to 1. The Company may not transfer its accounts receivable or prepay subordinated debt below $100 million (including the Notes), except in accordance with the terms contained in the Credit Agreement.

  In addition, the Credit Agreement requires the Company to hold all of the outstanding stock of each of its subsidiaries. The Credit Agreement requires that the Company perform all of its obligations under the Master Intercompany Agreement, not consent to amendments or modifications thereof which would be materially adverse to the Company (except in certain limited circumstances) and enforce the Master Intercompany Agreement against Transportation in accordance with its terms. The Company is prohibited from engaging in transactions with affiliates (except in certain limited circumstances) that are not in the ordinary course of business and on an arm's-length basis. The Credit Agreement also requires that the Company maintain adequate loan loss reserves and its current dealer guideline program.

  The Credit Agreement restricts the Company's ability to enter new lines of business, limits the types of investments that the Company may make and contains a negative pledge which prevents the Company from incurring or suffering to exist liens on its assets, except in certain limited circumstances. The Company is required to invest its cash and cash equivalents (subject to certain limited exceptions) in marketable securities at the close of business on each business day. The Credit Agreement also contains customary covenants regarding reporting, insurance, conduct of business, maintenance of existence and compliance with laws.

  Events of default under the Credit Agreement include: (i) failure to pay principal or interest when due; (ii) breach of a covenant or representation or warranty (subject to certain limited cure periods); (iii) default on other indebtedness in excess of $1 million; (iv) failure of the Company or a special purpose subsidiary of the Company to meet its obligations in excess of $1 million relating to the sale of receivables; (v) Transportation or Navistar ceasing to own 100% of the Company; (vi) certain change of control events with respect to Transportation or Navistar; (vii) certain events of bankruptcy involving the Company, Transportation or Navistar; (viii) a judgment against the Company over $1 million remaining unsatisfied and unstayed for over 30 days; and (ix) certain other events of default.

  Effective May 27, 1997, the Company amended its Credit Agreement to: (i) permit the Company to lend up to $100 million to Transportation, secured by Transportation's service parts and new and used truck inventories; (ii) give the Company up to $50 million of credit in its asset base calculation for Mexican retail and wholesale receivables funded by the Company; and (iii) adjust the asset base calculation for certain of the Company's subsidiaries, which will have the effect of increasing the Company's asset base calculation.

SECURITIZATION PROGRAMS

  The Company presently utilizes securitizations to fund a substantial portion of its acquisitions of wholesale notes and retail notes (together with lease receivables, the "receivables"). The Company relies upon the securitization market, which provides it with funding at rates that are much lower than the Company could obtain through issuing its own unsecured or secured corporate debt obligations. The Company anticipates continuing to utilize securitizations to fund its acquisitions of wholesale notes and retail notes.

 Wholesale Notes Securitization

  Since 1990, the Company has securitized its wholesale notes. On a daily basis, the Company sells all newly arising wholesale notes, except those which are ineligible and those which exceed a dealer concentration level which is set by the Company (subject to a contractual maximum), to Navistar Financial Securities Corporation ("NFSC"), a wholly owned special purpose subsidiary of the Company. NFSC in turn sells the wholesale notes to a trust, which effectively reinvests collections on outstanding trust receivables in such newly originated wholesale notes. NFSC retains an interest in the trust, a portion of which is subordinated to the investor certificates. At April 30, 1997, NFSC's retained interest in the trust constituted $212.8 million, of which $69.4 million was subordinated to claims of investor certificateholders.

  Each class or series of investor certificates represents an undivided ownership interest in the wholesale notes held by the trust. Upon the commencement of amortization (which will occur on the earlier of the scheduled amortization period commencement date or the occurrence of an early amortization event), collections on outstanding trust receivables will be used to pay down the invested amount on the amortizing class or series. Typical amortization events for the two Series 1990-A classes and the Series 1995 certificates identified below include payment defaults, material breaches of representations and warranties by NFSC following notice and a cure period, bankruptcy of the Company, Transportation or NFSC, and failure to meet certain pool performance tests.

  The outstanding investor certificates have the following principal terms:

                                            INVESTED   SCHEDULED AMORTIZATION/ACCUMULATION
   CERTIFICATES                ISSUED        AMOUNT         PERIOD COMMENCEMENT DATE
   ------------             ------------- ------------ -----------------------------------
   Series 1990-A, Class A-
    2...................... December 1990 $100,000,000            December 1997
   Series 1990-A, Class A-
    3...................... December 1990 $100,000,000            December 1998
   Series 1995-1........... June 1995     $200,000,000            November 2003

Retail Notes Securitizations

  Since 1993, the Company has securitized a significant portion of its retail loans. Approximately twice a year, the Company sells a pool of retail loans, certain monies due or received thereunder, security interests in the vehicles and equipment financed thereby and certain other property (collectively, the "Property") to Navistar Financial Retail Receivables Corporation, a wholly owned special purpose subsidiary of the Company ("NFRRC"). Immediately thereafter, NFRRC transfers such Property to a trust formed specifically for such transaction in exchange for either asset-backed notes or certificates issued by such trust. The Company retains the option under certain circumstances to repurchase the remaining pool of retail loans of any trust once monies due and payable thereunder constitute 10% or less of aggregate amount due and payable under such retail loans when initially purchased by the trust. NFRRC retains a residual interest in each trust.

  As of April 30, 1997, trusts formed by NFRRC have issued an aggregate principal amount of approximately $3.3 billion of asset-backed securities. Each class of asset-backed securities may have a different interest rate. At April 30, 1997, asset-backed securities from eight securitized transactions originated by NFRRC remained outstanding and had a remaining aggregate principal balance of approximately $1.3 billion.

  On May 7, 1997, NFRRC established the Navistar Financial 1997-A Owner Trust, which issued $500,000,000 in asset-backed securities.

  The Company periodically enters into forward interest rate contracts to manage its exposure to fluctuations in funding costs from the anticipated securitization and sale of retail loans. The Company locks into an interest rate by entering into a forward contract on a U.S. Treasury security whose terms approximate those used to determine the selling price of the anticipated sale of receivables. Gains or losses incurred with the closing of these agreements are included as a component of the gain or loss on sale of receivables.

 Asset-Backed Commercial Paper Program

  The Company and Truck Retail Instalment Paper Corp., a wholly owned subsidiary of the Company ("TRIP"), established NFC Asset Trust (the "ABCP Trust") in late 1994 for the purpose of issuing asset-backed commercial paper. As a condition to issuance, all commercial paper must be rated at least "A-1" by Standard & Poor's Ratings Group and "P-1" by Moody's. The Company currently may issue up to $400 million in face amount of commercial paper under the ABCP Program. The ABCP Trust has also issued approximately $14 million of subordinated certificates. At April 30, 1997, the ABCP Trust had outstanding commercial paper of $387 million.

  The Company currently uses the ABCP Program to warehouse its retail loans pending a permanent securitization of such loans as described above. Generally on a monthly basis, TRIP purchases retail loans from the Company and then pledges such loans to the ABCP Trust as collateral for a loan. The ABCP Trust funds such loan through the issuance of commercial paper. When the Company effects a retail loan securitization, a portion of the proceeds are used to purchase the retail loans from TRIP, which in turn uses such proceeds to repay the loan to the ABCP Trust and obtain a release of the ABCP Trust's lien on the retail loans.

  To support the commercial paper program, the Company has arranged a liquidity facility with a syndicate of banks. Loans under the liquidity facility are available either to repay maturing commercial paper if sufficient funds are not otherwise available or to fund loans to TRIP. The lenders provide liquidity, not credit support, for the ABCP Trust. The lenders' commitments under the liquidity facility terminate in March 2001.

  The ABCP Trust's ability to make loans to TRIP, issue commercial paper and borrow funds from the lenders are subject to a number of conditions, including having a sufficient borrowing base (which is based on the retail loans pledged by TRIP) and sufficient amounts being held in reserve accounts. The program restricts the weighted average maturity and remaining maturities of commercial paper, and it imposes diversification requirements and limitations on average maturity on the portfolio of retail loans financed through the ABCP Trust. The program will terminate upon the occurrence of events based on portfolio performance, insolvency events related to the Company, TRIP and the ABCP Trust, defaults under the applicable documents, termination of the lenders' commitments and certain other events.

  TRIP also has the option of selling retail loans to the ABCP Trust for long-term funding up to the available amount of liquidity, but it does not presently anticipate using the ABCP Trust for this purpose. In the future, the Company and TRIP may seek the ability to finance wholesale notes and lease receivables through the ABCP Trust.

 Common Elements of Securitization Programs

  The securitizations of wholesale notes and retail loans (collectively, the "receivables") effected by the Company, including the ABCP Program, share a number of structural features. In the first step of each securitization, the receivables are sold by the Company to its subsidiary (NFSC, NFRRC or TRIP, as applicable) in a transaction intended to qualify as a true sale under applicable law. Each of NFSC, NFRRC and TRIP is a special purpose corporation ("SPC") whose activities are limited to participating in the securitization and related transactions and each SPC is intended to be a bankruptcy remote entity.

  In the second step of each securitization, the SPC either (in the case of NFSC and NFRRC) transfers its interest in the receivables to the related trust, which purchases and holds the receivables, or (in the case of TRIP) transfers a security interest in the receivables to the related trust, which makes a loan to TRIP secured by the receivables. The purpose of these structural features is to remove the receivables from the Company and to isolate them in a special purpose entity, so that such receivables would not constitute part of the Company's estate in the event of a bankruptcy of the Company.

  In all of these transactions, the Company retains interests in the trusts, in the form of residual interests, spread accounts or rights to excess spread on the receivables, which interests provide the initial level of protection to investors against credit losses on the sold receivables. Each of these securitizations would constitute a Qualified Securitization Transaction under the Indenture.

  In each securitization, the Company is appointed as the servicer of the receivables. The Company can be replaced as servicer in any securitization upon a material default in the performance of its duties. In each securitization, the Company makes certain representations and warranties with respect to the receivables it sells to an SPC, and the Company remains obligated to repurchase receivables with respect to which such representations or warranties are subsequently determined to be untrue.

  The sales of receivables in the wholesale note securitization and the retail loan owner trust securitizations constitute sales under generally accepted accounting principles, with the result that the sold receivables are removed from the Company's balance sheet and the investors' interests in the related trust are not reflected as liabilities. However, the SPCs' interests in the related trusts are reflected on the Company's consolidated balance sheet as assets.

SALE-LEASEBACKS

  In the first quarter of fiscal 1997, the Company effected two sale-leasebacks of vehicles that were subject to retail leases with end users. The aggregate value of the leased vehicles was approximately $75 million. In these transactions, the Company transferred the vehicles to third party lessors and leased the vehicles back from the lessors under a "head lease." In each transaction, the Company pledged the associated retail leases to the lessors as collateral for their obligations under the head leases. Each of the sale-leasebacks would constitute a Capitalized Lease Obligation and a Qualified Securitization Transaction under the Indenture. The Company may effect additional sale-leasebacks in the future.

1998 NOTES

  The 1998 Notes were issued pursuant to an indenture, dated as of November 15, 1993, between the Company and First Trust, N.A. (as successor to Continental Bank, National Association), as Trustee (the "1998 Notes Indenture"). The 1998 Notes are limited to $100 million aggregate principal amount and mature on November 15, 1998. Interest on the 1998 Notes accrues at a rate of 8 7/8% per annum and is payable on May 15 and November 15 of each year. The 1998 Notes are not redeemable by the Company prior to maturity and are not subject to any mandatory sinking fund payments. The Company used a portion of the net proceeds of the Initial Offering to purchase $6.0 million of its outstanding 1998 Notes. In addition, depending on market conditions, the Company may repurchase additional amounts of the 1998 Notes.

  The 1998 Notes Indenture contains certain covenants that, among other things, limit the ability of the Company or any of its subsidiaries to maintain or incur indebtedness, create liens, enter into certain transactions with affiliates, or consummate certain merger, consolidation or asset sale transactions. In addition, the Company is required to maintain a Consolidated Fixed Charge Coverage Ratio of at least
1.25 to 1.0 (as of the end of any fiscal quarter) under the 1998 Notes Indenture, provided that such ratio will be reduced to 1.10 to 1.0 for any fiscal quarter in which the 1998 Notes are rated investment grade. These covenants are subject to certain exceptions and qualifications.

  The 1998 Notes are general obligations of the Company and are subordinated to all senior indebtedness of the Company (as defined in the 1998 Notes Indenture). The 1998 Notes rank pari passu with all senior subordinated indebtedness of the Company (including the Notes offered hereby) and rank senior to subordinated indebtedness of the Company. As a result of the restrictive covenants contained in the 1998 Notes Indenture and pursuant to the Credit Agreement, holders of the 1998 Notes are secured, subject to the subordination provisions contained in the Indenture, equally and ratably with the holders of the Senior Indebtedness of the Company, by a lien on substantially all of the assets of the Company. Such lien and security interest is subject to release without prior notice to, or the consent of, the holders of the 1998 Notes.

  Upon a Change of Control Triggering Event (as defined in the 1998 Notes Indenture), the Company will, subject to certain conditions, make an offer to purchase all outstanding 1998 Notes at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to the redemption date. The Credit Agreement imposes certain limitations on the purchase of the 1998 Notes upon a Change of Control Triggering Event.

RECEIVABLES PURCHASE AGREEMENT

  Until November 1994, the Company sold retail notes from time to time to TRIP pursuant to a Receivables Purchase Agreement with TRIP and a group of banks (collectively, the "Purchasers"). TRIP in turn immediately resold such retail notes to the Purchasers. This Receivables Purchase Agreement was terminated in November 1994, when the Company started utilizing the ABCP Program. Each sale of retail notes was made without recourse to the Company or TRIP, but the Purchasers held back 10% to 12% of the purchase price to cover any losses on such notes. Under the Receivables Purchase Agreement, the Company is responsible for administering, servicing and collecting the retail notes sold to the Purchasers. As of April 30, 1997, the Purchasers had a remaining unrecovered net investment of approximately $19 million in retail notes, and the holdback maintained by TRIP was approximately $9 million. The Company anticipates repaying the Purchasers' unrecovered net investment of $15.8 million on or before June 30, 1997.

                              THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

  The Old Notes were originally sold by the Company on May 30, 1997 to the Initial Purchasers pursuant to the Purchase Agreement. The Initial Purchasers subsequently placed the Old Notes with (i) qualified institutional buyers in reliance on Rule 144A under the Securities Act, (ii) a limited number of institutional accredited investors that agreed to comply with certain transfer restrictions and other conditions and (iii) qualified buyers outside the United States in reliance upon Regulation S under the Securities Act. As a condition of the Purchase Agreement, the Company entered into the Registration Rights Agreement with the Initial Purchasers pursuant to which the Company has agreed, for the benefit of the holders of the Old Notes, at the Company's cost, to use its best efforts to (i) file the Exchange Offer Registration Statement within 60 days after the date of the original issue of the Old Notes with the Commission with respect to the Exchange Offer for the Exchange Notes:
(ii) use its best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 150 days after the date of the original issuance of the Old Notes and (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, commence the Exchange Offer and use its best efforts to issue the Exchange Notes on or prior to 180 days after the date of the original issuance of the Old Notes. Upon the Exchange Offer Registration Statement being declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Old Notes. The Company will keep the Exchange Offer open for not less than 30 business days (or longer if required by applicable law) after the date on which notice of the Exchange Offer is mailed to the holders of the Old Notes. For each Old Note surrendered to the Company pursuant to the Exchange Offer, the holder of such Old Note will receive an Exchange Note having a principal amount equal to that of the surrendered Old Note. Interest on each Old Note will accrue from the last interest payment date on which interest was paid on the Old Note or, if no interest has been paid on such Old Note, from the date of its original issue to, but not including, the issuance date of the Exchange Notes. Interest on each Exchange Note will accrue from the date of its original issue.

  Under existing interpretations of the staff of the Commission contained in several no-action letters to third parties, the Exchange Notes will in general be freely tradeable after the Exchange Offer without further registration under the Securities Act. However, any purchaser of Old Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes (other than a broker-dealer) (i) will not be able to rely on the interpretation of the staff of the Commission,
(ii) will not be able to tender its Old Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Old Notes, unless such sale or transfer is made pursuant to an exemption from such requirements.

  As contemplated by these no-action letters and the Registration Rights Agreement, each holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that (i) the Exchange Notes are to be acquired by the holder or the person receiving such Exchange Notes, whether or not such person is the holder, in the ordinary course of business, (ii) the holder or any such other person (other than a broker-dealer referred to in the next sentence) is not engaging and does not intend to engage, in distribution of the Exchange Notes, (iii) the holder or any such other person has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes, (iv) neither the holder nor any such other person is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, and (v) the holder or any such other person acknowledges that if such holder or any other person participates in the Exchange Offer for the purpose of distributing the Exchange Notes it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes and cannot rely on those no-action letters. As indicated above, each Participating Broker-Dealer that receives an Exchange Note for its own account in exchange for Old Notes must acknowledge that it (i) acquired the Old Notes for its own account as a result of market-making activities or other trading activities, (ii) has not entered into any arrangement or understanding with the Company or any "affiliate" of the Company (within the meaning of Rule 405 under the Securities Act) to distribute the Exchange Notes to be received in the Exchange Offer and (iii) will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. For a description of the procedures for resales by Participant Broker-Dealers, see "Plan of Distribution."

  In the event that changes in the law or the applicable interpretations of the staff of the Commission do not permit the Company to effect such an Exchange Offer, or if for any other reason the Exchange Offer is commenced and not consummated within 225 days of the date of the original issuance of the Old Notes, the Company will (i) file the Shelf Registration Statement covering resales of the Old Notes; (ii) use its reasonable best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act and (iii) use its reasonable best efforts to keep effective the Shelf Registration Statement until the earlier of (i) two years after the date of the original issuance of the Old Notes or (ii) such time as all of the applicable Old Notes have been sold thereunder. The Company will, in the event of the filing of the Shelf Registration Statement, provide to each applicable holder of the Old Notes copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resale of the Old Notes. A holder of the Old Notes that sells such Old Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification obligations). In addition, each holder of the Old Notes will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and to benefit from the provisions set forth in the following paragraph.

  The Registration Rights Agreement provides that (i) the Company will file an Exchange Offer Registration Statement with the Commission on or prior to 60 days after the date of the original issuance of the Old Notes with the Commission, (ii) the Company will use its best efforts to have the Exchange Offer Registration Statement declared effective by the Commission on or prior to 150 days after the date of the original issuance of the Old Notes (iii) unless the Exchange Offer would not be permitted by applicable law or Commission policy, the Company will commence the Exchange Offer and use its best efforts to issue on or prior to 180 days after the date of the original issuance of the Old Notes, Exchange Notes in exchange for all Old Notes tendered prior thereto in the Exchange Offer and (iv) if obligated to file the Shelf Registration Statement, the Company will use its best efforts to file the Shelf Registration Statement with the Commission in a timely fashion. If
(a) the Company fails to file any of the Registration Statements required by the Registration Rights Agreement or before the date specified for such filing, (b) any of such Registration Statements is not declared effective by the Commission on or prior to the date specified for such effectiveness, or
(c) the Company fails to consummate the Exchange Offer within 180 days of the date of the original issuance of the Old Notes, or (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the period specified in the Registration Rights Agreement (each such event referred to in clauses (a) through (d) above a "Registration Default"), the sole remedy available to holders of the Old Notes will be the immediate assessment of Additional Interest as follows: the per annum interest rate on the Old Notes will increase by 0.25% and the per annum interest rate will increase by an additional 0.25% for each subsequent 90-day period during which the Registration Default remains uncured, up to a maximum additional interest rate of 1.0% per annum in excess of 9% per annum. All Additional Interest will be payable to holders of the Old Notes in cash on each June 1 and December 1, commencing with the first such date occurring after any such Additional Interest commences to accrue, until such Registration Default is cured. After the date on which such Registration Default is cured, the interest rate on the Old Notes will revert to 9% per annum.

  Holders of Old Notes will be required to make certain representations to the Company (as described in the Registration Rights Agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Old Notes included in the Shelf Registration Statement and benefit from the provisions regarding Additional Interest set forth above.

  The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, all the provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to the Exchange Offer Registration Statement of which this Prospectus is a part.

  Following the consummation of the Exchange Offer, holders of the Old Notes who were eligible to participate in the Exchange Offer but who did not tender their Old Notes will not have any further registration rights and such Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Old Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000.

  The form and terms of the Exchange Notes are the same as the form and terms of the Old Notes except that (i) the Exchange Notes bear a Series B designation and a different CUSIP Number from the Old Notes, (ii) the Exchange Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof and (iii) the holders of the Exchange Notes will not be entitled to certain rights under the

Registration Rights Agreement, including the provisions providing for an increase in the interest rate on the Old Notes in certain circumstances relating to the timing of the Exchange Offer, all of which rights will terminate when the Exchange Offer is terminated. The Exchange Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture.

  As of the date of this Prospectus, $100,000,000 aggregate principal amount of Old Notes were outstanding. The Company has fixed the close of business on
       , 1997 as the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially.

  Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware, or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

  The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from the Company.

  If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

  Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date" shall mean 5:00 p.m., New York City time, on
            1997, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

  In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

  The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "--Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

INTEREST ON THE EXCHANGE NOTES

  The Exchange Notes will bear interest from their date of issuance. Holders of Old Notes that are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the Exchange Notes. Such interest will be paid with the first interest payment on the Exchange Notes on December 1, 1997 to the persons who are registered holders of the Exchange Notes on November 15, 1997. Interest on the Old Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.

  Interest on the Exchange Notes is payable semi-annually on each June 1 and December 1, commencing on December 1, 1997.

PROCEDURES FOR TENDERING

  Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal or transmit an Agent's Message in connection with a book-entry transfer, and mail or otherwise deliver such Letter of Transmittal or such facsimile, or Agent's Message, together with the Old Notes and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date. To be tendered effectively, the Old Notes, Letter of Transmittal or Agent's Message, and other required documents must be completed and received by the Exchange Agent at the address set forth below under "Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. Delivery of the Old Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the Exchange Agent prior to the Expiration Date.

  The term "Agent's Message" means a message, transmitted by a book-entry transfer facility to, and received by, the Exchange Agent forming a part of a confirmation of a book-entry, which states that such book-entry transfer facility has received an express acknowledgment from the participant in such book-entry transfer facility tendering the Old Notes that such participant has received and agrees: (i) to participate in the Automated Tender Option Program ("ATOP"); (ii) to be bound by the terms of the Letter of Transmittal; and
(iii) that the Company may enforce such agreement against such participant.

  By executing the Letter of Transmittal or Agent's Message, each holder will make to the Company the representations set forth above in the third paragraph under the heading "--Purpose and Effect of the Exchange Offer."

  The tender by a holder and the acceptance thereof by the Company will constitute agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal or Agent's Message.

  THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL OR AGENT'S MESSAGE AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND SOLE RISK OF THE HOLDER. AS AN ALTERNATIVE TO DELIVERY BY MAIL, HOLDERS MAY WISH TO CONSIDER OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "Instructions to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner" included with the Letter of Transmittal.

  Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of the Medallion System (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Old Notes with the signature thereon guaranteed by an Eligible Institution.

  If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, offices of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

  The Company understands that the Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Old Notes at the book-entry transfer facility, The Depository Trust Company (the "Book-Entry Transfer Facility"), for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Old Notes by causing such Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of the Old Notes may be effected through book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, unless an Agent's Message is received by the Exchange Agent in compliance with ATOP, an appropriate Letter of Transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Exchange Agent.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right in their sole discretion to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Issuer shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Issuer, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

GUARANTEED DELIVERY PROCEDURES

  Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent or (iii) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if:

    (a) the tender is made through an Eligible Institution;

    (b) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) (or in the case of a book-entry transfer, an Agent's Message) together with the certificate(s) representing the Old Notes (or a confirmation of book-entry transfer of such Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) the certificate(s) representing all tendered Old Notes in proper form for transfer (or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer

  Facility), together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message) and all other documents required by the Letter of Transmittal are received by the Exchange Agent upon five New York Stock Exchange trading days after the Expiration Date.

  Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

  Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

  To withdraw a tender of Old Notes in the Exchange Offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number(s) and principal amount of such Old Notes, or, in the case of Old Notes transferred by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

  Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange Exchange Notes for, any Old Notes, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes, if:

    (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or any material adverse development has occurred in any existing action or proceeding with respect to the Company or any of its subsidiaries; or

    (b) any law, statute, rule, regulation or interpretation by the staff of the Commission is proposed, adopted or enacted, which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

    (c) any governmental approval has not been obtained, which approval the Company shall, in its sole discretion, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

  If the Company determines in its sole discretion that any of the conditions are not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Old Notes (see "--Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn.

EXCHANGE AGENT

  The Fuji Bank and Trust Company has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                                                 Overnight Courier:
               By Mail:                    The Fuji Bank and Trust Company
    The Fuji Bank and Trust Company          Corporate Trust Department
      Corporate Trust Department                2 World Trade Center
         2 World Trade Center                 New York, New York 10048
       New York, New York 10048              Attention: Thomas S. Moser
      Attention: Thomas S. Moser


                                               Facsimile Transmission:
               By Hand:                            (212) 321-2468
    The Fuji Bank and Trust Company
      Corporate Trust Department
         2 World Trade Center
       New York, New York 10048
      Attention: Thomas S. Moser
                             Confirm by Telephone:
                                (212) 898-2543

  DELIVERY TO AN ADDRESS OTHER THAN SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

  The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by officers and regular employees of the Company and its affiliates.

  The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of pocket expenses in connection therewith.

  The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

ACCOUNTING TREATMENT

  The Exchange Notes will be recorded at the same carrying value as the Old Notes, which is face value, as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company. The expenses of the Exchange Offer will be expensed over the term of the Exchange Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

  The Old Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Old Notes may be resold only (i) to the Company (upon redemption thereof or otherwise),
(ii) so long as the Old Notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel reasonably acceptable to the Company), (iii) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act, or (iv) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

RESALE OF THE EXCHANGE NOTES

  With respect to resales of Exchange Notes, based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that a holder or other person who receives Exchange Notes, whether or not such person is the holder (other than a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who receives Exchange Notes in exchange for Old Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes, will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires Exchange Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the Exchange Notes, such holder cannot rely on the position of the staff of the Commission enunciated in such no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each Participating Broker-Dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such Participating Broker-Dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

  As contemplated by these no-action letters and the Registration Rights Agreement, each holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that (i) the Exchange Notes are to be acquired by the holder or the person receiving such Exchange Notes, whether or not such person is the holder, in the ordinary course of business, (ii) the holder or any such other person (other than a broker-dealer referred to in the next sentence) is not engaging and does not intend to engage, in the distribution of the Exchange Notes, (iii) the holder or any such other person has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes, (iv) neither the holder nor any such other person is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, and (v) the holder or any such other person acknowledges that if such holder or other person participates in the Exchange Offer for the purpose of distributing the Exchange Notes it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes and cannot rely on those no-action letters. As indicated above, each Participating Broker-Dealer that receives Exchange Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. For a description of the procedures for such resales by Participating Broker-Dealers, see "Plan of Distribution."

                           DESCRIPTION OF THE NOTES

  As used below in this "Description of the Notes" section, the "Company" means Navistar Financial Corporation, but not any of its subsidiaries, unless the context requires otherwise.

  The Exchange Notes will be issued under an Indenture dated as of May 30, 1997 (the "Indenture") between the Company and The Fuji Bank and Trust Company, as trustee (the "Trustee"). The terms of the Exchange Notes include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended, as in effect on the date of the Indenture (the "TIA"). The form and terms of the Exchange Notes are the same as the form and terms of the Old Notes (which they replace) except that (i) the Exchange Notes bear a Series B designation, (ii) the issuance of the Exchange Notes have been registered under the Securities Act and, therefore, the Exchange Notes will not bear legends restricting the transfer thereof, and
(iii) the holders of Exchange Notes will not be entitled to certain rights under the Registration Rights Agreement, including the provisions providing for an increase in the interest rate on the Old Notes in certain circumstances relating to the timing of the Exchange Offer, which rights will terminate when the Exchange Offer is consummated. The Exchange Notes are subject to all such terms, and holders of the Exchange Notes ("Holders") are referred to the Indenture and the TIA for a statement of such terms. The following summary of the material provisions of the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to the Notes and all provisions of the Indenture, including the definitions therein of certain terms and all terms made a part of the Indenture by reference to the TIA. A copy of the Indenture has been filed as an exhibit to the Exchange Offer Registration Statement of which this Prospectus forms a part. Certain definitions of terms used in the following summary are set forth under "-- Certain Definitions" below. The Old Notes and the Exchange Notes are sometimes referred to herein collectively as the "Notes."

GENERAL

  The Notes will be general senior subordinated obligations of the Company, will mature on June 1, 2002 (the "Maturity Date"), and will be limited to an aggregate principal amount of $100,000,000. The Notes will be issued in denominations of $1,000 and integral multiples thereof in fully registered form. The Notes are exchangeable and transfers thereof will be registrable without charge therefor, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge in connection therewith.

  The Notes will accrue interest at 9% per annum from the date of issuance thereof (the "Closing Date"), or from the most recent interest payment date to which interest has been paid or duly provided for, and accrued and unpaid interest will be payable semi-annually on June 1 and December 1 of each year beginning December 1, 1997. Interest will be paid to the Person in whose name a Note is registered at the close of business on the May 15 or November 15 immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year of twelve full 30-day months and, for periods of less than one month, the actual number of days elapsed. Interest on overdue principal and (to the extent permitted by law) on overdue installments of interest will accrue at a rate of 9% per annum.

  Initially, the Trustee will act as paying agent and registrar of the Notes. The Company may change any paying agent and registrar without notice.

SUBORDINATION AND RANKING

  The Indebtedness evidenced by the Notes will be subordinated to the prior payment when due of the principal of, and premium, if any, and accrued and unpaid interest on, all existing and future Senior Indebtedness of the Company. The Notes will rank pari passu with the 1998 Notes and with all existing and future senior subordinated Indebtedness of the Company, and will rank senior to all existing and future subordinated Indebtedness of the Company (other than the 1998 Notes and other than Indebtedness of the Company that is subordinated solely to Senior Indebtedness of the Company).

  Anything in any Notes to the contrary notwithstanding, the Indebtedness evidenced by the Notes shall be subordinate and junior in right of payment, in all respects, to all Senior Indebtedness of the Company. Without limiting the effect of the foregoing, "subordinate" and "junior" as used in the Indenture shall include within their meanings the following:

    (i) in the event of any insolvency or bankruptcy proceedings, and any receivership, liquidation, reorganization or other similar proceedings in connection therewith, relative to the Company or its creditors or its property, and in the event of any proceedings for voluntary liquidation, dissolution or other winding up of the Company, whether or not involving insolvency or bankruptcy proceedings, then (A) all Senior Indebtedness of the Company shall first be paid in full, or such payment be provided for, before any payment on account of principal or interest is made upon the Indebtedness evidenced by the Notes, and (B) in any such proceedings any payment or distribution of any kind or character (including without limitation any distribution realized from or attributable to any security interest of the Holders of the Notes in property or assets of the Company), whether in cash or property or securities which may be payable or deliverable in respect of the Notes, shall be paid or delivered directly to the holders of such Senior Indebtedness of the Company (or the representative or representatives of such holders or the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness of the Company shall have been issued) for application in payment thereof, unless and until such Senior Indebtedness of the Company shall have been paid in full or such payment shall have been provided for; provided that (1) in the event that payment or delivery of such cash, property or securities to the Holders of the Notes is authorized by an order or decree giving effect, and stating in such order or decree that effect is given, to the subordination of the Notes to Senior Indebtedness of the Company, and made by a court of competent jurisdiction in a reorganization proceeding under any applicable law, no payment or delivery of such cash, property or securities payable or deliverable with respect to the Notes need be made to the holders of Senior Indebtedness of the Company, (2) no such delivery need be made of securities which are issued pursuant to voluntary reorganization, dissolution, or liquidation proceedings by the Company or by the Company as reorganized, if such securities are subordinate and junior to the payment of all Senior Indebtedness of the Company then outstanding to the same extent as the Notes and (3) if, pursuant to the foregoing, a payment or delivery of cash, property or securities is to be made to the holders of Senior Indebtedness of the Company (or their representative or representatives or the trustee or trustees under any indenture under which any instruments evidencing any such Senior Indebtedness of the Company shall have been issued) from a distribution realized from or attributable to any security interest of the Holders of the Notes in property or assets of the Company, such payment or delivery shall be made (x) first, to the holders of any Senior Indebtedness of the Company (or their representative or representatives) secured equally and ratably with the Holders of the Notes with respect to such property or assets or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness of the Company shall have been issued, ratably according to the aggregate amounts remaining unpaid on account of such Senior Indebtedness of the Company held or represented by each, until such Senior Indebtedness of the Company shall have been paid in full or such payment shall have been provided for and (y) then, to the extent such payment or delivery shall not be required to pay the Senior Indebtedness of the Company referred to in the foregoing clause
  (x), to the other holders of Senior Indebtedness of the Company (or their representative or representatives or the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness of the Company shall have been issued), ratably according to the aggregate amounts remaining unpaid on account of such Senior Indebtedness of the Company held or represented by each, until such Senior Indebtedness of the Company shall have been paid in full or such payment shall have been provided for;

    (ii) no payment or prepayment of any principal, premium (if any) or interest on account of and no repurchase, redemption or other retirement (whether at the option of the Holder or otherwise) of the Notes shall be made, if at the time of such payment, prepayment, repurchase, redemption or retirement, or immediately after giving effect thereto, there shall exist a default in the payment or prepayment of any Senior Indebtedness of the Company;

    (iii) in the event that any Note is declared due and payable because of the occurrence of an Event of Default (under circumstances when the provisions of the foregoing clause (i) shall not be applicable), the Holders of the Notes shall be entitled to payment only after there shall first have been paid in full the Senior Indebtedness of the Company outstanding at the time such Note so becomes due and payable because of such Event of Default, or provision for such payment shall have been made; and

    (iv) in the event that (A) any of the events described in clauses (i),
  (ii) and (iii) occurs and (B) notwithstanding the provisions therein, any payment or distribution of assets of the Company of any kind or character (including any distribution realized from or attributable to any security interest of the Holders of the Notes in property or assets of the Company), whether in cash, property or securities, shall be received by the Holders of the Notes (or their representative or representatives or the Trustee under the Indenture) before all Senior Indebtedness of the Company shall have been paid in full, or provision made for such payment in accordance with the terms of the Senior Indebtedness of the Company, except as provided in subclauses (1) and (2) of the proviso to clause (i) above, such payment or distribution shall be held in trust for the benefit of, and shall be paid over or delivered to, the holders of such Senior Indebtedness of the Company (or their representative or representatives or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness of the Company shall have been issued), as their respective interests may appear under said clauses (i), (ii) and (iii), for application to the payment of all such Senior Indebtedness of the Company remaining unpaid to the extent necessary to pay such Senior Indebtedness of the Company in full in accordance with its terms, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness of the Company.

  No present or future holder of Senior Indebtedness of the Company shall be prejudiced in his right to enforce subordination of the Notes by any act or failure to act on the part of the Company.

  These provisions are solely for the purpose of defining the relative rights of the holders of Senior Indebtedness of the Company on the one hand, and the Holders of the Notes on the other hand, and nothing in the Indenture shall impair, as between the Company and the Holder of any Note, the obligation of the Company, which is unconditional and absolute, to pay to the Holder thereof the principal, premium, if any, and interest thereon in accordance with its terms, nor shall anything in the Indenture prevent the Holder of a Note from exercising all remedies otherwise permitted by applicable law or under the Indenture or any Note upon default under the Indenture or any Note, subject to the rights, if any, under the subordination provisions in the Indenture of holders of Senior Indebtedness of the Company to receive cash, property or securities otherwise payable or deliverable to the Holders of the Notes.

  If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not such failure is on account of the subordination provisions referred to above, such failure would constitute an Event of Default under the Indenture and would enable the Holders to accelerate the maturity of the Notes. See "--Events of Default."

  By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are not holders of Senior Indebtedness of the Company (other than the Holders or other equally subordinated obligations) may recover less, ratably, than the holders of Senior Indebtedness of the Company and may recover more, ratably, than the Holders of the Notes.

  At April 30, 1997, the Company had approximately $1,112.8 million of obligations outstanding which would constitute Senior Indebtedness of the Company. Although the Indenture will restrict, but not prohibit, the incurrence of Senior Indebtedness of the Company and other Indebtedness by the Company and its Subsidiaries, the incurrence of significant amounts of additional Indebtedness could have an adverse impact on the Company's ability to service its Indebtedness, including the Notes. Moreover, the Indenture does not impose any limitation on the incurrence by the Company or by any Subsidiary of the Company of liabilities that are not Indebtedness under the Indenture.

  At April 30, 1997, after giving effect to the consummation of the Initial Offering and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds," there will be approximately $94.0 million of Indebtedness of the Company which would be pari passu with the Notes and there is no indebtedness subordinated to the Notes.

  The Notes are effectively subordinated to all existing and future liabilities (including liabilities owed to trade creditors) of the Subsidiaries of the Company to the extent of the assets of each Subsidiary of the Company. Any right of the Company to participate in any distribution of the assets of its Subsidiaries upon the liquidation, reorganization or insolvency thereof (and the consequent right of the Holders to benefit from those assets) will be subject to the claims of creditors (including trade creditors) of such Subsidiary, except to the extent that claims of the Company itself as a creditor of such Subsidiary may be recognized, in which case the claims of the Company would still be subordinate to any security interest in the assets of such Subsidiary and any Indebtedness of such Subsidiary senior to that held by the Company.

  At the date of this Prospectus, the Notes would be solely the obligation of the Company, and no Subsidiary of the Company would be obligated to the Holders or obligated or required to pay any amounts due pursuant to the Notes or make funds available therefor in the form of dividends or advances to the Company. At April 30, 1997, the Subsidiaries of the Company had other liabilities under generally accepted accounting principles (including trade payables) to third parties of approximately $11.4 million. Such Indebtedness includes various obligations not reported in the capitalization of the Company, primarily current liabilities (other than short-term debt).

SINKING FUND

  The Notes are not subject to any mandatory sinking fund.

CHANGE OF CONTROL

  Upon the occurrence of a Change of Control Triggering Event (the date of each such occurrence being the "Change of Control Date"), the Company will notify the Holders in writing of such occurrence and will make an offer to purchase (the "Change of Control Offer"), on a Business Day (the "Change of Control Payment Date") not earlier than 30 nor later than 60 days following the date notification of the Change of Control Triggering Event is first given, all Notes then outstanding at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to such Change of Control Payment Date. Notice of a Change of Control Triggering Event will be mailed by the Company to the Holders not more than 30 days after any Change of Control Date.

  None of the provisions relating to a purchase upon a Change of Control Triggering Event are waivable by the Board of Directors of the Company. The Company could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Change of Control Triggering Event with respect to the Change of Control purchase feature of the Notes, but would increase the amount of Indebtedness outstanding at such time. If a Change of Control Triggering Event were to occur, there can be no assurance that the Company would have sufficient funds to pay the redemption price for all Notes that the Company is required to redeem. In the event that the Company were required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would need to seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

  With respect to the disposition of property or assets, the phrase "all or substantially all" as used in the Indenture (including as set forth under "-- Merger, Consolidation, Etc." below) varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the property or assets of a Person and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders are subject to a Change of Control Offer.

  The Company would be required to obtain a consent from the lenders under the present terms of the Credit Agreement to incur any Indebtedness to repurchase outstanding Notes pursuant to a Change of Control Offer and to make payments to the Holders pursuant to such Change of Control Offer. In addition, the Company's ability to repurchase Notes may be limited by other then-existing borrowing agreements. There can be no assurance that the Company will be able to obtain such a consent or a waiver of such limitations. A Change of Control Triggering Event would result in an event of default under the Credit Agreement and permit the holders of the Indebtedness of the Company thereunder to declare all amounts outstanding thereunder to be immediately due and payable, and the rights of the Holders to receive the Change of Control purchase price for the Notes or any other amount due on the Notes would be subordinated to the rights of the holders of Senior Indebtedness of the Company in the manner set forth in the Indenture. See "--Subordination and Ranking" and "--Events of Default."

  If an offer is made to redeem Notes as a result of a Change of Control Triggering Event, the Company will comply with all tender offer rules under state and Federal securities laws, including, but not limited to, Section 14(e) under the Exchange Act and Rule 14e-1 thereunder, to the extent applicable to such offer.

  The Change of Control redemption feature of the Notes may in certain circumstances make more difficult or discourage a takeover of Navistar, Transportation or the Company and, thus, the removal of incumbent management.

CERTAIN COVENANTS

  The Indenture will contain, among others, the following covenants:

  Limitation on Indebtedness. (a) The Company will not, and the Company will not cause or permit any of its Subsidiaries to, incur or otherwise become or be liable in respect of any Indebtedness (including, without limitation, Acquired Indebtedness) other than:

    (1) Senior Indebtedness of the Company and Indebtedness of Subsidiaries of the Company, provided that the aggregate outstanding principal amount of the sum of Senior Indebtedness of the Company plus Indebtedness of Subsidiaries of the Company shall not at any time exceed 500% of the sum of the aggregate outstanding principal amount of Subordinated Indebtedness plus Consolidated Tangible Net Worth, except that such 500% shall be increased to 525% of such sum during any part or all of any three consecutive calendar months immediately succeeding six consecutive calendar months during which such aggregate outstanding principal amount has not exceeded 500% of such sum;

    (2) Subordinated Indebtedness of the Company, provided that the aggregate outstanding principal amount thereof shall not at the time of incurrence exceed 100% of Consolidated Tangible Net Worth; and

    (3) Indebtedness between the Company and any of its Subsidiaries and Indebtedness between Subsidiaries of the Company so long as held by the Company or any Subsidiary of the Company.

  (b) Notwithstanding anything in the Indenture to the contrary, the consummation of any Qualified Securitization Transaction shall not be deemed to be the incurrence or maintenance of Indebtedness by the Company or by any Subsidiary of the Company.

  Maintenance of Consolidated Fixed Charge Coverage Ratio. The Company will not permit its Consolidated Fixed Charge Coverage Ratio as of the end of any of its fiscal quarters to be less than 1.25 to 1.0, provided that such ratio shall be 1.10 to 1.0 for any fiscal quarter in which the Notes are rated Investment Grade by both Rating Agencies on the last day of such fiscal quarter.

  Limitation on Senior Subordinated Indebtedness. The Company will not, and the Company will not cause or permit any Subsidiary Guarantor to, directly or indirectly, in any event incur any (a) Indebtedness that purports to be by its terms (or by the terms of any agreement governing such Indebtedness) both subordinate to any other Indebtedness of the Company or of such Subsidiary Guarantor, as the case may be, and senior or superior in any right of payment or interest to the Notes or the Subsidiary Guarantees, as the case may be, or
(b) Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of the Company or of such Subsidiary Guarantor, as the case may be (other than Indebtedness of the Company or of such Subsidiary Guarantor, as the case may be (including the Notes or the Subsidiary Guarantees, as the case may be), that is subordinated solely to Senior Indebtedness of the Company or Guarantor Senior Indebtedness of such Subsidiary Guarantor), unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes or the Subsidiary

Guarantees, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated pursuant to subordination provisions that are most favorable to the holders of any other Indebtedness of the Company or of such Subsidiary Guarantor, as the case may be.

  Limitation on Liens. The Company will not, and will not cause or permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Liens upon any of their respective properties or assets (including, without limitation, any asset in the form of the right to receive payments, fees or other consideration or benefits) whether owned on the Issue Date or acquired after the Issue Date, other than (i) Liens granted by the Company on property or assets of the Company securing Senior Indebtedness of the Company that is permitted by the Indenture, provided that the Notes are secured equally and ratably with such Senior Indebtedness subject to the provisions set forth under "--Subordination and Ranking" above; (ii) Liens granted by the Company on property or assets of the Company securing Indebtedness of the Company that is permitted by the Indenture and that is pari passu with the Notes, provided that the Notes are secured on an equal and ratable basis with such Liens;
(iii) Liens granted by the Company on property or assets of the Company securing Indebtedness of the Company that is permitted by the Indenture and that is subordinated to the Notes, provided that the Notes are secured by Liens ranking prior to such Liens; (iv) Liens existing on the Issue Date immediately after giving effect to the consummation of the offering of the Notes and the application of the net proceeds therefrom as set forth under "Use of Proceeds" above to the extent and in the manner such Liens are in effect on the Issue Date, provided that the Notes are secured equally and ratably with the Indebtedness of the Company outstanding under the Credit Agreement subject to the provisions set forth under "--Subordination and Ranking" above; (v) Permitted Liens; (vi) Liens in respect of Acquired Indebtedness permitted by the Indenture, provided that the Liens in respect of such Acquired Indebtedness secured such Acquired Indebtedness at the time of the incurrence of such Acquired Indebtedness by the Company and such Liens and the Acquired Indebtedness were not incurred by the Company or by the Person being acquired or from whom the assets were acquired in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company, and provided, further that such Liens in respect of such Acquired Indebtedness do not extend to or cover any property or assets of the Company or of any Subsidiary of the Company other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company; (vii) Liens granted by the Company or any Subsidiary of the Company on property or assets of the Company or such Subsidiary securing other Indebtedness permitted by the Indenture not to exceed $2,000,000 in the aggregate; (viii) Liens granted in connection with any Qualified Securitization Transaction; (ix) Liens arising from claims of holders of Indebtedness against funds held in a defeasance trust for the benefit of such holders; and (x) Liens granted by any Subsidiary of the Company on property or assets of such Subsidiary securing Indebtedness of such Subsidiary that is permitted by the Indenture; provided that the Company shall cause any Subsidiary Guarantor that incurs such secured Indebtedness to secure equally and ratably and on a parity with the Indebtedness of such Subsidiary that is so secured such Subsidiary Guarantor's Subsidiary Guarantee.

  Limitation on Payment Restrictions Affecting Subsidiaries. The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, create or suffer to exist or allow to become effective any consensual encumbrance or restriction of any kind on the ability of any such Subsidiary to (i) pay dividends, in cash or otherwise, or make other payments or distributions on its Capital Stock or any other equity interest or participation in, or measured by, its profits, owned by the Company or by any Subsidiary of the Company, or make payments on any Indebtedness owed to the Company or to any Subsidiary of the Company; (ii) make loans or advances to the Company or to any Subsidiary of the Company; or (iii) transfer any of their respective property or assets to the Company or to any Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of (A) applicable law or regulations; (B) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of any Subsidiary of the Company; or (C) Indebtedness or any other contractual requirements (including pursuant to any corporate governance documents in the nature of a charter or by-laws) of a Securitization Subsidiary arising in connection with a Qualified Securitization Transaction, provided that any such encumbrances and restrictions apply only to such Securitization Subsidiary.

 Limitation on Transactions with Affiliates. The Company will not, nor will the Company cause or permit any of its Subsidiaries to (a) sell, lease, transfer or otherwise dispose of any of its property or assets to, (b) purchase any property or assets from, (c) make any Investment in, or (d) enter into or amend or extend any contract, agreement or understanding with or for the benefit of, any Affiliate of the Company or of any Subsidiary (an "Affiliate Transaction"), other than Affiliate Transactions that are on terms that are fair and reasonable to the Company or such Subsidiary of the Company and that are no less favorable to the Company or such Subsidiary of the Company than those that could be obtained in a comparable arm's length transaction by the Company or such Subsidiary of the Company from an unaffiliated party, provided that if the Company or any Subsidiary of the Company enters into an Affiliate Transaction or series of Affiliate Transactions involving or having an aggregate value of more than $10,000,000, a majority of the Board of Directors of the Company shall, prior to the consummation of such Affiliate Transaction, have determined in the reasonable good faith judgment of such directors that such Affiliate Transaction meets the foregoing standard. The foregoing restrictions shall not apply to (a) any transaction between Wholly Owned Subsidiaries of the Company, or between the Company and any Wholly Owned Subsidiary of the Company if such transaction is not otherwise prohibited by the terms of the Indenture, (b) transactions entered into pursuant to the terms of the Master Intercompany Agreement and the Tax Allocation Agreement, (c) transactions entered into in the ordinary course of business and (d) Qualified Securitization Transactions.

  Limitation on Guarantees by Subsidiaries. The Company shall not cause or permit any of its Subsidiaries, directly or indirectly, to guarantee the payment of any Indebtedness of the Company or of any Subsidiary of the Company unless such Subsidiary of the Company simultaneously executes and delivers a supplemental indenture to the Indenture providing for the guarantee of payment of the Notes by such Subsidiary of the Company and if any such guarantee is given to any holders of Senior Indebtedness of the Company, such Subsidiary Guarantor's Subsidiary Guarantee will be subordinated to Guarantor Senior Indebtedness to the same extent and in the same manner as the Notes are subordinated to Senior Indebtedness of the Company under the Indenture, provided that no such guarantee of such other Indebtedness shall be permitted by this provision unless (A) such guarantee of such other Indebtedness (1) is unsecured, unless the Subsidiary Guarantee of such Subsidiary Guarantor is (I) with respect to such Subsidiary Guarantor's guarantee of Senior Indebtedness of the Company, secured equally and ratably with any Liens securing such Subsidiary Guarantor's guarantee of such Senior Indebtedness, subject to the provisions set forth under "--Subordination and Ranking" above, (II) with respect to such Subsidiary Guarantor's guarantee of Indebtedness of the Company ranking pari passu with the Notes, secured equally and ratably with the Liens securing such Subsidiary Guarantor's guarantee of such pari passu Indebtedness and (III) with respect to such Subsidiary Guarantor's guarantee of Indebtedness of the Company that is subordinated to the Notes, secured on a basis ranking prior to the Liens securing such Subsidiary Guarantor's guarantee of such subordinated Indebtedness, (2) other than any guarantee by such Subsidiary Guarantor of Senior Indebtedness of the Company incurred in accordance with the Indenture, is not and does not purport to be senior or superior in right of payment or otherwise to the Subsidiary Guarantee of such Subsidiary Guarantor and (3) if such guarantee of such other Indebtedness is of Indebtedness of the Company that is subordinated or junior to the Notes (whether pursuant to its terms or by operation of law), is subordinated, pursuant to a written agreement, to the Subsidiary Guarantee of such Subsidiary Guarantor at least to the same extent and in the same manner as the Subsidiary Guarantee of such Subsidiary Guarantor is (or would be if no Guarantor Senior Indebtedness is then outstanding) subordinated to Guarantor Senior Indebtedness, (B) the Subsidiary Guarantee of such Subsidiary Guarantor is not subordinated or junior to any Indebtedness of such Subsidiary Guarantor other than Guarantor Senior Indebtedness of such Subsidiary Guarantor and (C) such Subsidiary of the Company waives, and agrees that it will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Subsidiary of the Company as a result of any payment by such Subsidiary of the Company under its Subsidiary Guarantee. Notwithstanding the foregoing, any Subsidiary Guarantee shall provide by its terms that it shall be automatically and unconditionally released and discharged upon either
(A) the unconditional release or discharge of such Subsidiary's guarantees of all other Indebtedness of the Company (other than a release resulting from payment under such Subsidiary's guarantees) or (B) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all (but not less than all) of the Capital Stock of such Subsidiary of the Company, or all or substantially all of the assets of such Subsidiary of the Company, pursuant to a transaction which is in compliance with all of the terms of the Indenture.

  Limitation on Termination of Master Intercompany Agreement. The Company shall not amend, modify, rescind, terminate or waive any of the provisions of
Article II.A.1 of the Master Intercompany Agreement (except to remove obsolete references therein the removal of which would not be adverse to the Company) or effect any other amendment of the Master Intercompany Agreement which would materially and adversely affect the Company.

REPORTS

  So long as any Note is outstanding, the Company will file with the Commission and, within 15 days after it files them with the Commission, file with the Trustee and mail or cause the Trustee to mail to the Holders at their addresses as set forth in the register of the Notes copies of the annual reports and of the information, documents and other reports which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act or which the Company would be required to file with the Commission if the Company then had a class of securities registered under the Exchange Act. In addition, the Company shall cause its annual report to stockholder and any quarterly or other financial reports furnished to its stockholder generally to be filed with the Trustee and mailed, no later than the date such materials are mailed or made available to the Company's stockholder, to the Holders at their addresses as set forth in the register of Notes.

MERGER, CONSOLIDATION, ETC.

  The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of (and the Company will not cause or permit any of its Subsidiaries to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's and its Subsidiaries' assets (determined on a consolidated basis for the Company and its Subsidiaries) to, any Person or adopt a Plan of Liquidation unless: (i) either (1) the Company shall be the surviving or continuing corporation or (2) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance, transfer or lease the properties and assets of the Company and its Subsidiaries substantially as an entirety or in the case of a Plan of Liquidation, or Person to which assets of the Company and its Subsidiaries have been transferred (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes and the Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company (in the case of clause (1) of the foregoing clause (i)) or such Person (in the case of clause (2) thereof) shall have a Consolidated Tangible Net Worth (immediately after the transaction but prior to any purchase accounting adjustments relating to such transaction) equal to or greater than the Consolidated Tangible Net Worth of the Company immediately prior to such transaction; (iii) immediately before and after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of the transaction) no Default and no Event of Default shall have occurred or be continuing; (iv) the Company or such Person shall have delivered to the Trustee (A) an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease or Plan of Liquidation and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with this provision of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied and (B) a certificate from the Company's independent certified public accountants stating that the Company has made the calculations required by clause (ii) above in accordance with the terms of the Indenture; and (v) each Subsidiary Guarantor, unless it is the other party to the transaction, shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply, without alteration or amendment and in every identical respect as its Subsidiary Guarantee applies on the date it was granted under the Indenture to the obligations of the Company under the Indenture and the Notes, to the obligations of the Company or such Person, as the case may be, under the Indenture and the Notes after the consummation of such transaction of the Company. Notwithstanding the foregoing, (x) a Wholly Owned Subsidiary of the Company may consolidate with, or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, the Company or another Wholly Owned Subsidiary of the Company without complying with clause (ii) of the above and
(y) a series of transactions involving the sale of Receivables or interests therein by the Company or a Securitization Subsidiary in connection with a Qualified Securitization Transaction shall not be deemed to be the sale of all or substantially all of the Company's assets to the extent such transactions are consummated in the ordinary course of business.

  For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

  Upon any such consolidation, merger, conveyance, lease or transfer in accordance with the foregoing, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor had been named as the Company therein, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) the predecessor corporation will be relieved of all further obligations and covenants under the Indenture and the Notes.

  Each Subsidiary Guarantor, if any (other than any Subsidiary Guarantor whose Subsidiary Guarantee is to be released in accordance with the terms of the Subsidiary Guarantee and the Indenture in connection with any such transaction), shall not, and the Company will not cause or permit any Subsidiary Guarantor to, consolidate with or merge with or into any Person unless (i) either (1) such Subsidiary Guarantor shall be the continuing or surviving corporation or (2) the entity (if other than such Subsidiary Guarantor) formed by such consolidation or into which such Subsidiary Guarantor is merged shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture executed and delivered to the Trustee and satisfactory to the Trustee, all of the obligations of such Subsidiary Guarantor under the Notes and the Indenture;
(ii) immediately before and immediately after giving effect to such transaction and all other transactions occurring as a result of or in connection therewith (including, without limitation, the incurrence of any Indebtedness or Acquired Indebtedness or the granting of any Lien), no Default or Event of Default shall have occurred and be continuing; and (iii) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation or merger and such supplemental indenture comply with the Indenture. The foregoing provisions of this paragraph shall not be deemed to be a qualification or a limitation of any of the provisions of the first paragraph of this "--Merger, Consolidation, Etc." section.

SECURITY

  The Notes are not independently entitled to security. However, as a result of the provisions of "--Certain Covenants--Limitation on Liens" discussed above and pursuant to the terms of the Credit Agreement, the principal of and interest on the Notes initially will be secured, subject to the subordination provisions contained in the Indenture, equally and ratably with the principal of and interest on the 1998 Notes and with the indebtedness owing under the Credit Agreement and certain other obligations of the Company, by a lien on substantially all of the assets of the Company and the proceeds thereof. The lien on such assets or proceeds in favor of the Notes will terminate, automatically and without prior notice, however, in the event the lenders under the Credit Agreement release their lien thereon. The lenders under the Credit Agreement may amend the coverage or other terms of the Credit Agreement relating to the lien without the consent of the Holders of the Notes.

  Any payments or proceeds realized or to be realized by the Holders of the Notes from any collateral securing the principal of and interest on the Notes will be subject fully to the subordination provisions contained in the Indenture. See "--Subordination and Ranking." In the event that payments of principal of and interest on the Notes are subordinated to payments on Senior Indebtedness of the Company, any payments or proceeds otherwise payable to the Holders of Notes out of the collateral therefor instead shall, in accordance with the subordination provisions of the Indenture, be applied, first, ratably to all Senior Indebtedness of the Company that is secured equally and ratably by such collateral, until such Indebtedness is paid in full; second, ratably to all unsecured Senior Indebtedness of the Company, until such Indebtedness is paid in full; and third, to the extent then available, ratably to the principal of and interest on the Notes and any other subordinated Indebtedness that is secured by such collateral (including the 1998 Notes). In addition, liens, if any, filed with respect to the collateral before the issuance of the Notes may result in a reduction in the proceeds realized from collateral shared by the private lenders under the Credit Agreement, the Holders of the Notes and the holders of the Company's 1998 Notes, as described above.

EVENTS OF DEFAULT

  The following are Events of Default under the Indenture:

    (a) default in the payment of principal of, or premium, if any, on the Notes when due at maturity, upon repurchase, upon acceleration or otherwise, including, without limitation, failure of the Company to repurchase the Notes on the date required following a Change of Control Triggering Event, whether or not any such payment is prohibited by the provisions described under "--Subordination and Ranking" above; or

    (b) default in the payment of any installment of interest on the Notes when due and continuance of such Default for 30 days or more, whether or not such payment is prohibited by the provisions described under "-- Subordination and Ranking" above; or

    (c) the Company fails to comply with the covenant described under "Maintenance of Consolidated Fixed Charge Coverage Ratio" above and such failure continues for 30 days or more, or fails to observe, perform or comply with any of the provisions described under "--Merger, Consolidation, Etc." above; or

    (d) default (other than a default set forth in clauses (a), (b) and (c) above) in the performance of, or breach of, any other covenant or warranty of the Company or of any Subsidiary Guarantor in the Indenture, the Notes or any Subsidiary Guarantee and failure to remedy such default or breach within a period of 30 days after written notice from the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes; or

    (e) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any Subsidiary of the Company (or the payment of which is guaranteed by the Company or any Subsidiary of the Company), which default results in the acceleration of such Indebtedness prior to its express maturity and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates $25,000,000 or more and such acceleration has not been rescinded or annulled or such Indebtedness discharged in full within 30 days; or

    (f) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Company or any Subsidiary of the Company or any of their respective property or assets in an aggregate amount in excess of $25,000,000, which judgments, orders or decrees have not been vacated, discharged, satisfied or stayed pending appeal within 30 days from the entry thereof and with respect to which legal enforcement proceedings have been commenced; or

    (g) certain events of bankruptcy, insolvency or reorganization involving the Company or any Material Subsidiary of the Company; or

    (h) any Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee and the Indenture and other than at any such time as and so long as such Subsidiary's guarantee of all other Indebtedness of the Company and of the Subsidiaries of the Company is no longer in full force and effect (unless arising from the payment by such Subsidiary Guarantor under its guarantee of such Indebtedness)) or is declared null and void or unenforceable or found to be invalid (other than at any such time as and so long as such Subsidiary Guarantor's guarantee of all other Indebtedness of the Company and of the Company's Subsidiaries is declared null and void or unenforceable or invalid (unless arising from payment by such Subsidiary Guarantor under its guarantee of such Indebtedness)) or a Subsidiary Guarantor denies its liability under its Subsidiary Guarantee (other than by release of a Subsidiary Guarantor from its Subsidiary Guarantee in accordance with the terms of the Indenture and the Subsidiary Guarantee and other than at any such time and so long as such Subsidiary Guarantor denies liability under its guarantee of all other Indebtedness of the Company and of the Company's Subsidiaries (unless arising from payment by such Subsidiary Guarantor under its guarantee of such Indebtedness)).

  If an Event of Default (other than an Event of Default specified in clause
(g) above involving the Company) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the then outstanding Notes may, and the Trustee shall upon the request of Holders of not less than 25% in aggregate principal amount of the Notes then outstanding, declare the unpaid principal of, premium, if any, and accrued and unpaid interest on all the Notes then outstanding to be due and payable, by a notice in writing to the Company (and to the Trustee, if given by Holders) and upon such declaration such principal amount, premium, if any, and accrued and unpaid interest will become immediately due and payable, notwithstanding anything contained in the Indenture or the Notes to the contrary, but subject to the provisions limiting payment described in "-- Subordination and Ranking" above. If an Event of Default specified in clause
(g) above involving the Company occurs, all unpaid principal of, and premium, if any, and accrued and unpaid interest on the Notes then outstanding will ipso facto become due and payable, subject to the prior payment in full of all Senior Indebtedness of the Company, without any declaration or other act on the part of the Trustee or any Holder.

  Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Trustee may withhold from Holders notice of any continuing Default or Event of Default (except a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes or that resulted from the failure of the Company to comply with the provisions of "--Change of Control" or "-- Merger, Consolidation, Etc." above) if it determines that withholding notice is in their interest. The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may rescind an acceleration and its consequences if all existing Events of Default (other than the nonpayment of principal of and premium, if any, and interest on the Notes which has become due solely by virtue of such acceleration) have been cured or waived and if the recision would not conflict with any judgment or decree. No such recision shall affect any subsequent Default or impair any right consequent thereto.

  The Holders of a majority in aggregate principal amount of the Notes then outstanding may, on behalf of the Holders of all the Notes, waive any past Default or Event of Default under the Indenture and its consequences, except Default in the payment of principal of or premium, if any, or interest on the Notes or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of all Holders.

  Under the Indenture, two officers of the Company are required to provide a certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

AMENDMENT, SUPPLEMENT AND WAIVER

  From time to time, the Company, when authorized by a resolution of its Board of Directors, and the Trustee, may, without the consent of the Holders, amend, waive or supplement the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, qualifying, or maintaining the qualification of, the Indenture under the TIA, or making any change that does not adversely affect the rights of any Holder, provided that the Company has delivered to the Trustee an Opinion of Counsel stating that such change does not adversely affect the rights of any Holder. Other amendments and modifications of the Indenture or the Notes may be made by the Company, and the Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the Notes then outstanding, provided that no such amendment or modification may, without the consent of the Holder of each outstanding Note affected thereby: (i) reduce the amount of Notes whose holders must consent to an amendment or waiver; (ii) reduce the rate of, or extend the time for payment of, interest, including defaulted interest, on any Note; (iii) reduce the principal of or premium on or change the fixed maturity of any Note or alter the repurchase provisions with respect thereto; (iv) make the principal of, or interest on, any Note payable in money other than as provided for in the Indenture and the Notes;
(v) make any change in provisions relating to waivers of defaults, the ability of Holders to enforce their rights under the Indenture or in the matters discussed in these clauses (i) through (viii); (vi) waive a default in the payment of principal of or interest on, or repurchase payment with respect to, any Note, including, without limitation, a default to make a payment when required upon a Change of Control Triggering Event; (vii) affect the ranking of the Notes or any Subsidiary Guarantee or release any Subsidiary Guarantor from its obligations under its Subsidiary Guarantee other than in accordance with the Indenture; or (viii) after the Company's obligation to purchase the Notes arises thereunder, amend, modify or change the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control Triggering Event or waive any default in the performance thereof or modify any of the provisions or definitions with respect to any such offers.

  No amendment or modification may adversely affect the rights of the holders of Senior Indebtedness of the Company or holders of Guarantor Senior Indebtedness unless the holders of such Senior Indebtedness consent to such amendment or modification.

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

  The Company may, at its option and at any time, terminate the obligations of the Company and of the Subsidiary Guarantors with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (i) the rights of holders of outstanding Notes to receive payment in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes and maintain an office or agency for payments in respect of the Notes, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate its obligations with respect to certain covenants that are set forth in the Indenture, some of which are described under "--Certain Covenants" above, and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes ("covenant defeasance").

  In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in United States dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes to redemption or maturity; (ii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the act of such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax laws); (iii) no Default or Event of Default shall have occurred and be continuing immediately after giving effect to such deposit; (iv) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest with respect to any securities of the Company; (v) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company is a party or by which it is bound; (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Senior Indebtedness of the Company, including, without limitation, those arising under the Indenture and (B) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with.

SATISFACTION AND DISCHARGE

  The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity; (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

GOVERNING LAW

  The Indenture will provide that it, the Notes and the Subsidiary Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

  The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

  The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions, provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

BOOK-ENTRY; DELIVERY AND FORM

  The certificates representing the Notes will be issued in fully registered form without interest coupons.

  Notes sold in offshore transactions in reliance on Regulation S under the Securities Act will initially be represented by a single, temporary global
Note in definitive, fully registered form without interest coupons (the "Temporary Regulation S Global Note") and will be deposited with the Trustee as custodian for the Depositary and registered in the name of a nominee of the Depositary for the accounts of Euroclear System ("Euroclear") and Cedel, Societe Anonyme ("Cedel"). The Temporary Regulation S Global Note will be exchangeable for a single, permanent global note (the "Permanent Regulation S Global Note," and, together with the Temporary Regulation S Global Note, the "Regulation S Global Note") on or after July 9, 1997. Prior to the 40th day after the later of the commencement of the Initial Offering and the Closing Date, beneficial interests in the Temporary Regulation S Global Note may be only held through Euroclear or Cedel, and any resale or other transfer of such interests to U.S. persons shall not be permitted during such period unless such resale or transfer is made pursuant to Rule 144A or Regulation S and in accordance with the certification requirements described below.

  Notes sold in reliance on Rule 144A will be represented by a single, permanent global Note in definitive, fully registered form without interest coupons (the "Restricted Global Note") and will be deposited with the Trustee as custodian for and registered in the name of a nominee of the Depositary. The Restricted Global Note and the Temporary Regulation S Global Note (and any Notes issued in exchange therefor) will be subject to certain restrictions on transfer set forth therein and will bear the legend regarding such restrictions set forth under "Notice to Investors." Prior to the 40th day after the later of the commencement of the Offering and the Closing Date, a beneficial interest in the Temporary Regulation S Global Note may be transferred to a person who takes delivery in the form of an interest in the Restricted Global Note only upon receipt by the Trustee of a written certification from the transferor to the effect that such transfer is being made to a person whom the transferor reasonably believes is a "qualified institutional buyer" within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A. Beneficial interests in the Restricted Global Note may be transferred to a person who takes delivery in the form of an interest in the Regulation S Global Note whether before, on or after such 40th day, only upon receipt by the Trustee of a written certification to the effect that such transfer is being made in accordance with Regulation S. After the Exchange Notes have been issued pursuant to a registered exchange under the Securities Act, all certification requirements with respect to the Notes will cease. Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in such Global Note and become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

  Notes originally purchased by institutional accredited investors who are not qualified institutional buyers ("Non-Global Purchasers") will be issued Notes in registered form without coupons ("Certificated Notes"). Upon the transfer of Certificated Notes initially issued to a Non-Global Purchaser either to a qualified institutional buyer or in accordance with Regulation S, such Certificated Notes will, unless the relevant Global Note has previously been exchanged in whole for Certificated Notes, be exchanged for an interest in a Global Note. For a description of the restrictions on transfer of Certificated Notes, see "Notice to Investors."

 The Global Notes

  Upon the issuance of the Regulation S Global Note and the Restricted Global Note (each a "Global Note" and together the "Global Notes"), the Depositary or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Note to the accounts

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

of persons who have accounts with such Depositary. Such accounts initially will be designated by or on behalf of the Initial Purchasers. Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with the Depositary ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

  Investors may hold their interests in the Regulation S Global Note directly though Cedel or Euroclear, if they are participants in such systems, or indirectly through organizations that are participants in such system. Beginning 40 days after the later of the commencement of the Initial Offering and the Closing Date (but not earlier), investors may also hold such interest through organizations other than Cedel or Euroclear that are participants in the Depositary's system. Cedel and Euroclear will hold interests in the Regulation S Global Note on behalf of their participants through the Depositary.

  So long as the Depositary, or its nominee, is the registered holder of a Global Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with the procedures provided for under "Notice to Investors," as well as the Depositary's applicable procedures and, if applicable, those of Euroclear and Cedel.

  Payments of the principal of, and interest on, the Global Notes will be made to the Depositary or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company expects that the Depositary or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the name of nominees for such customers. Such payments will be the responsibility of such participants. Transfers between participants in the Depositary will be effected in the ordinary way in accordance with the Depositary rules and will be settled in same-day funds.

  The Depositary has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose accounts an interest in the Global Notes is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction.

  The Depositary has advised the Company as follows: The Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the Depositary system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

  Although the Depositary, Euroclear and Cedel have agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of the Depositary, Euroclear and Cedel, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by the Depositary, Euroclear or Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

 Certificated Notes

  If the Depositary is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days, the Company will issue certificated notes in exchange for the Global Notes.

CERTAIN DEFINITIONS

  "Acquired Indebtedness" of any specified Person means Indebtedness of any other Person and its Subsidiaries existing at the time such other Person merged with or into or became a Subsidiary of such specified Person or assumed by the specified Person in connection with the acquisition of assets from such other Person including, without limitation, Indebtedness of such other Person and its Subsidiaries incurred by the specified Person in connection with or in anticipation of (a) such other Person and its Subsidiaries being merged with or into or becoming a Subsidiary of such specified Person or (b) such acquisition by the specified Person.

  "Affiliate" means, when used with reference to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, the referent Person, as the case may be. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct or cause the direction of management or policies of the referent Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

  An "Associate" of, or a Person "associated" with, any Person, means (i) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity and (ii) any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person.

  "Capitalized Lease Obligation" means obligations under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of the Indenture, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP. The Stated Maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without penalty.

  "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person's capital stock, including each class of Common or Preferred Stock of such Person, whether outstanding on the Issue Date or issued after the Issue Date, and any and all rights, warrants or options exchangeable for or convertible into such capital stock.

  "Change of Control" means the occurrence of one or more of the following events: (i) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act), other than employee or retiree benefit plans or trusts sponsored or established by the Company or Transportation, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange
Act), directly or indirectly, of (A) securities of Navistar representing 25% or more of the combined voting power of Navistar's then outstanding Voting Stock, (B) securities of the Company representing 49% or more of the combined voting power of the Company's then outstanding Voting Stock or (C) securities of Transportation representing 50% or more of the combined voting power of Transportation's then outstanding Voting Stock; (ii) the following individuals cease for any reason to constitute more than three-fourths of the number of directors then serving on the Board of Directors of Navistar: individuals who, on the date hereof, constitute the Board of Directors and any new director (other than a director whose initial assumption of the office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of Navistar) whose appointment or election by the Board of Directors or nomination for election by the Company's stockholders was approved by the vote of at least two-thirds ( 2/3) of the directors then still in office or whose appointment, election or nomination was previously so approved or recommended; (iii) the shareholders of Navistar, of Transportation or of the Company shall approve any Plan of Liquidation (whether or not otherwise in compliance with the provisions of the Indenture); or (iv) the Company consolidates with or merges with or into another Person, or the Company or any Subsidiary of the Company, directly or indirectly, sells, assigns, conveys, transfers, leases or otherwise disposes of, in one transaction or a series of related transactions, all or substantially all of the property or assets of the Company and the Subsidiaries of the Company (determined on a consolidated basis) to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, and, as a result of which, neither Navistar nor Transportation has "beneficial ownership" (as set forth above), directly or indirectly of at least 50% (fifty percent) of the combined voting power of the then outstanding Voting Stock of the surviving or transferee corporation, provided that neither
(x) the merger of a Subsidiary of the Company into the Company or into any Wholly Owned Subsidiary of the Company nor (y) a series of transactions involving the sale of Receivables or interests therein in the ordinary course of business by the Company or a Securitization Subsidiary in connection with a Qualified Securitization Transaction, shall be deemed to be a Change of Control.

  For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

  "Change of Control Triggering Event" means the occurrence of both (a) a Change of Control and (b) a Ratings Event.

  "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

  "Consolidated EBITDA" for any Person means, for any period for which it is to be determined, the sum of, without duplication, the amounts for such period, taken as a single accounting period, of (i) Consolidated Net Income of such Person and its Consolidated Subsidiaries for such period; (ii) cash payments made to the Company during such period or within 30 days after such period by Navistar or Transportation pursuant to the Amended and Restated Parents' Side Agreement, as amended and restated as of November 4, 1994, among the Company, Navistar and Transportation or any other similar agreement; and
(iii) only to the extent Consolidated Net Income has been reduced thereby, (A) Consolidated Tax Expense of such Person and its Consolidated Subsidiaries for such period; (B) Consolidated Interest Expense of such Person for such period; and (C) all depreciation and amortization expense (including, without limitation, amortization of capitalized debt issuance costs) and other non-cash expenses (other than any non-cash item which requires the accrual of or a reserve for cash charges for any future period and other than any non-cash charge constituting an extraordinary item of loss) of such Person and its Consolidated Subsidiaries for such period, less the amount of consolidated non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis in conformity with GAAP.

  "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of (a) the aggregate amount of Consolidated EBITDA of such Person for the four full fiscal quarters ending on or immediately prior to the date of measurement (such four full fiscal quarter period being referred to herein as the "Four Quarter Period") to (b) the aggregate Consolidated Fixed Charges of such Person for such Four Quarter Period.

  "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period, taken as a single accounting period, of (i) Consolidated Interest Expense; and (ii) the product of (x) the amount of all dividend requirements (whether or not declared) on Preferred Stock of such Person, whether in cash or otherwise (except dividends payable in shares of Common Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated Federal, state, local and foreign tax rate (expressed as a decimal number between 1 and 0) of such Person (as reflected in the audited consolidated financial statements of such Person for the most recently completed fiscal year).

  "Consolidated Interest Expense" means, with respect to any Person for any period, the aggregate of the interest expense (without deduction of interest income) of such Person for such period, on a consolidated basis, as determined in accordance with GAAP, including (a) all amortization of original issue discount; (b) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person during such period; (c) net cash costs under all Interest Rate Protection Agreements (including amortization of fees); (d) all capitalized interest; (e) the interest portion of any deferred payment obligations for such period; and (f) 25% (twenty-five percent) of the amount of all lease payments (other than Capitalized Lease Obligations) paid, accrued and/or scheduled to be paid or accrued by such Person during such period, provided that all amortization of debt issuance costs shall be excluded in calculating Consolidated Interest Expense.

  "Consolidated Net Income" means, with respect to any Person for any period, the consolidated net income (or deficit) of such Person and its Consolidated Subsidiaries for such period, on a consolidated basis, as determined in accordance with GAAP, provided that the net income of any other Person in which the referent Person or any Subsidiary of the referent Person has a joint interest with a third party (which interest does not cause the net income of such other Person to be consolidated into the net income of the referent Person in accordance with GAAP) shall be included only to the extent of the amount that has been actually received by the referent Person or a Subsidiary of the referent Person in the form of cash dividends or similar cash distributions, and provided, further, that there shall be excluded (i) the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it became a Subsidiary of the referent Person or is merged into or consolidated with the referent Person or any Subsidiary of the referent Person; (ii) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date; (iii) any gain or loss, together with any related provisions for taxes, realized upon the sale or other disposition (including, without limitation, dispositions pursuant to sale-leaseback transactions) of any property or assets which are not sold or otherwise disposed of in the ordinary course of business (provided that sales of Receivables or interests therein pursuant to Qualified Securitization Transactions shall be deemed to be in the ordinary course of business) and upon the sale or other disposition of any Capital Stock of any Subsidiary of the referent Person, (iv) any extraordinary gain or extraordinary loss together with any related provision for taxes and any one time gains or losses (including, without limitation, those related to the adoption of new accounting standards) realized by the referent Person or any of its Subsidiaries during the period for which such determination is made;
(v) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued); and (vi) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

  "Consolidated Stockholders' Equity" as of any date means with respect to any Person the amount, determined in accordance with GAAP, by which the assets of such Person and of its Wholly Owned Subsidiaries on a consolidated basis exceed (a) the total liabilities of such Person and of its Wholly Owned Subsidiaries on a consolidated basis, plus (b) any redeemable Preferred Stock of such Person.

  "Consolidated Subsidiary" of any Person means a Subsidiary which for financial reporting purposes is or, in accordance with GAAP, should be, accounted for by such Person as a consolidated Subsidiary.

  "Consolidated Tangible Net Worth" of a Person at any date means the sum of
(1) Consolidated Stockholders' Equity of such Person plus (2) such Person's interest (proportionate to its equity interest) in the net worth of any Person other than a Wholly Owned Subsidiary of the referent Person as of the date in question, less (a) any revaluation or other write-ups subsequent to the Issue Date in the book value of any asset owned by such Person or any Subsidiary of such Person; (b) any amounts attributable to the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of Capital Stock of such Person or of any of its Subsidiaries; and (c) all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, and other intangible assets of such Person and its Subsidiaries.

  "Consolidated Tax Expense" means, with respect to any Person for any period, the aggregate of the U.S. Federal, state and local tax expense attributable to taxes based on income and foreign income tax expenses of such Person and its Consolidated Subsidiaries for such period (net of any income tax benefit) payable with respect to such period pursuant to the Tax Allocation Agreement or, if the Tax Allocation Agreement is no longer in effect or does not apply to any such tax, determined in accordance with GAAP other than taxes (either positive or negative) attributable to extraordinary or unusual gains or losses or taxes attributable to sales or dispositions of assets.

  "Credit Agreement" means the Amended and Restated Credit Agreement, dated as of November 4, 1994, among the Company, the banks referred to therein and Bank of America Illinois (formerly known as Continental Bank, N.A.), Bank of Nova Scotia, The Chase Manhattan Bank (formerly known as Chemical Bank), Morgan Guaranty Trust Company of New York and NationsBank, N.A., as co-arrangers, and any refinancing, extension, renewal, modification, restatement or replacement thereof (in whole or in part, and without limitation as to terms, conditions, covenants and other provisions), as the same may be amended, supplemented or otherwise modified from time to time.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in currency values to or under which the Company or any of its Subsidiaries is a party or a beneficiary on the date of the Indenture or becomes a party or a beneficiary thereafter.

  "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default (as defined in the Indenture).

  "Disqualified Capital Stock" means any Capital Stock that, other than solely at the option of the issuer thereof, by its terms (or by the terms of any security into which it is convertible or exchangeable) is, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased, in whole or in part, prior to the first anniversary of the Maturity Date or has, or upon the happening of an event or the passage of time would have, a redemption or similar payment due on or prior to the first anniversary of the Maturity Date, or is convertible into or exchangeable for debt securities at the option of the holder thereof at any time prior to the first anniversary of the Maturity Date.

  "Event of Default" has the meaning set forth under "--Events of Default" herein.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

  "guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part), provided that the term "guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "guarantee" used as a verb has a corresponding meaning.

  "Guarantor Senior Indebtedness" means any guarantee incurred by a Subsidiary Guarantor in accordance with the Indenture of Senior Indebtedness of the Company incurred in accordance with the Indenture, whether such Indebtedness is outstanding on the Issue Date or thereafter, provided that Guarantor Senior Indebtedness expressly shall not include: (i) any Indebtedness of such Subsidiary Guarantor whether outstanding on the Issue Date or thereafter incurred that is, pursuant to its terms or the terms of any agreement relating thereto, subordinated or junior to any other Indebtedness of such Subsidiary Guarantor; (ii) any Indebtedness of such Subsidiary Guarantor whether outstanding on the Issue Date or thereafter incurred that is, by its terms or the terms of any agreement relating thereto, pari passu with or subordinated or junior to such Subsidiary Guarantor's Subsidiary Guarantee; (iii) the Subsidiary Guarantee of such Subsidiary Guarantor; (iv) any Indebtedness or any other obligation of such Subsidiary Guarantor to any of such Subsidiary Guarantor's Subsidiaries or to any of such Subsidiary Guarantor's Affiliates, or to any joint venture in which such Subsidiary Guarantor has an interest;
(v) to the extent such may be deemed Indebtedness of such Subsidiary Guarantor, any liability for Federal, state, local, foreign or other taxes owed or owing by such Subsidiary Guarantor or by any of its Subsidiaries (including pursuant to the Tax Allocation Agreement); (vi) to the extent such may be deemed Indebtedness of such Subsidiary Guarantor, obligations of such Subsidiary Guarantor incurred in connection with the purchase of goods, assets, materials or services in the ordinary course of business or representing amounts recorded as accounts payable, trade payables or other current liabilities of such Subsidiary Guarantor on the books of such Subsidiary Guarantor (other than the current portion of any long-term Indebtedness of such Subsidiary Guarantor that but for this clause (vi) would constitute Guarantor Senior Indebtedness of such Subsidiary Guarantor); (vii) to the extent such may be deemed Indebtedness of such Subsidiary Guarantor, any amount owed by such Subsidiary Guarantor to employees for services rendered to such Subsidiary Guarantor or to any of its Subsidiaries; and
(viii) that portion of any Indebtedness which at the time of incurrence was incurred in violation of the Indenture.

  "incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "incurrence," "incurred," "incurrable" and "incurring" shall have meanings correlative to the foregoing), provided that the accrual of interest (whether such interest is payable in cash or in kind) and the accretion of original issue discount shall not be deemed an incurrence of Indebtedness, provided, further, that (A) any Indebtedness or Capital Stock of a Person existing at the time such Person becomes (after the Issue Date) a Subsidiary (whether by merger, consolidation, acquisition or otherwise) of the Company shall be deemed to be incurred or issued, as the case may be, by such Subsidiary at the time it becomes a Subsidiary of the Company and (B) any amendment, modification or waiver of any document pursuant to which Indebtedness was previously incurred shall not be deemed to be an incurrence of Indebtedness unless and then only to the extent such amendment, modification or waiver increases the principal or premium thereof or interest rate thereon (including by way of original issue discount).

  "Indebtedness" means, with respect to any Person, at any date, any of the following, without duplication, (i) any liability, contingent or otherwise, of such Person (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof),
(B) evidenced by a note, bond, debenture or similar instrument or letters of credit (including a purchase money obligation) or (C) for the payment of money relating to a Capitalized Lease Obligation or other obligation (whether issued or assumed) relating to the deferred purchase price of property, but excluding trade accounts payable of such Person arising in the ordinary course of business; (ii) all conditional sale obligations and all obligations under any title retention agreement (even if the rights and remedies of the seller under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable of such Person arising in the ordinary course of business;
(iii) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction entered into in the ordinary course of business; (iv) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien (other than in connection with property subject to a Qualified Securitization Transaction) on any asset or property (including, without limitation, leasehold interests and any other tangible or intangible property) of such Person, whether or not such Indebtedness is assumed by such Person or is not otherwise such Person's legal liability, provided that if the obligations so secured have not been assumed by such Person or are otherwise not such Person's legal liability, the amount of such Indebtedness for the purposes of this definition shall be limited to the lesser of the amount of such Indebtedness secured by such Lien or the fair market value of the assets or property securing such Lien; (v) all Indebtedness of others (including all dividends of other Persons the payment of which is) guaranteed, directly or indirectly, by such Person or that is otherwise its legal liability or which such Person has agreed to purchase or repurchase or in respect of which such Person has agreed contingently to supply or advance funds; (vi) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends if any; and (vii) all obligations under Currency Agreements and Interest Rate Protection Agreements. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance without duplication at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date, provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the full amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in accordance with GAAP.

  "Interest Rate Protection Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement designed to protect a Person or any Subsidiary against fluctuations in interest rates to or under which such Person or any Subsidiary of such Person is a party or a beneficiary on the Issue Date or becomes a party or a beneficiary thereafter.

  "Investment" by any Person means any direct or indirect (i) loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other property (valued at the fair market value thereof as of the date of transfer) to others or payments for property or services for the account or use of others, or otherwise other than in the ordinary course of business);
(ii) purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by any other Person (whether by merger, consolidation, amalgamation or otherwise and whether or not purchased directly from the issuer of such securities or evidences of Indebtedness); (iii) guarantee or assumption of the Indebtedness of any other Person; and (iv) all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP. Investments shall exclude (a) transactions between the Company and Transportation pursuant to the Master Intercompany Agreement and (b) extensions of loans, trade credit and advances to customers and suppliers to the extent made in the ordinary course of business.

  "Investment Grade" means (i) with respect to S&P any of the rating categories from and including AAA to and including BBB- and (ii) with respect to Moody's any of the rating categories from and including Aaa to and including Baa3.

  "Issue Date" means the date on which the Notes are originally issued under the Indenture.

  "Lien" means, with respect to any Person, any mortgage, pledge, lien, encumbrance, easement, restriction, covenant, right-of-way, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property of such Person, or a security interest of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option, right of first refusal or other similar agreement to sell, in each case securing obligations of such Person and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute or statutes) of any jurisdiction but excluding any such filing or agreement which reflects ownership by a third party of (i) property leased to the referent Person or any of its Subsidiaries under a lease that is not in the nature of a conditional sale or title retention agreement or (ii) accounts, general intangibles or chattel paper sold to the referent Person).

  "Master Intercompany Agreement" means the Master Intercompany Agreement dated as of April 26, 1993 and as amended on September 30, 1996, between the Company and Transportation as it may be amended, modified, supplemented or restated from time to time in accordance with the terms of the Indenture.

  "Material Subsidiary" means, at any date of determination, any Subsidiary of the Company that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company accounted for more than 5% of the consolidated revenues of the Company or (ii) as of the end of such fiscal year, was the owner of more than 5% of the consolidated assets of the Company, all as set forth on the most recently available consolidated financial statements of the Company and its Consolidated Subsidiaries for such fiscal year prepared in conformity with GAAP.

  "Maturity Date" means June 1, 2002.

  "Moody's" means Moody's Investors Service, Inc. and its successors.

  "Navistar" means Navistar International Corporation, a Delaware corporation and the parent of Transportation.

  "1998 Notes" means the 8 7/8% Senior Subordinated Notes due 1998 of the Company issued under an indenture dated as of November 15, 1993 between the Company and First Trust, N.A. (as successor to Continental Bank, N.A.).

  "Permitted Liens" means (a) Liens for taxes, assessments and governmental charges (other than any Lien imposed by the Employee Retirement Income Security Act of 1974, as amended) that are not yet delinquent or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which adequate reserves have been established or other provisions have been made in accordance with generally accepted accounting principles; (b) statutory mechanics', workmen's, materialmen's, operators' or similar Liens imposed by law and arising in the ordinary course of business for sums which are not yet due or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which adequate reserves have been established or other provisions have been made in accordance with generally accepted accounting principles; (c) minor imperfections of, or encumbrances on, title that do not impair the value of property for its intended use; (d) Liens (other than any Lien under the Employee Retirement Income Security Act of 1974, as amended) incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (e) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return of money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (f) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or of any of its Subsidiaries; (g) Liens (including extensions and renewals thereof) upon real or tangible personal property acquired after the Issue Date, provided that (I) such Lien is created solely for the purpose of securing Indebtedness that is incurred in accordance with the Indenture to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within 90 days after the later of the acquisition, the completion of construction or the commencement of full operation of such property, (II) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (III) any such Lien shall not extend to or cover any property or assets of the Company or of any Subsidiary of the Company other than such item of property or assets and any improvements on such item; (h) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company or of any Subsidiary of the Company; (i) any interest or title of a lessor in the property subject to any Capitalized Lease Obligation, provided that any transaction related thereto otherwise complies with the Indenture; (j) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (k) Liens arising from the rendering of a final judgment or order against the Company or any Subsidiary of the Company that does not give rise to an Event of Default; (l) Liens securing reimbursement obligations with respect to letters of credit incurred in accordance with the Indenture that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (m) Liens in favor of the Trustee arising under the Indenture; (n) any Lien existing on property, shares of stock or Indebtedness of a Person at the time such Person becomes a Subsidiary of the Company or is merged with or consolidated into the Company or a Subsidiary of the Company or at the time of sale, lease or other disposition of the properties of any Person as an entirety or substantially as an entirety to the Company or any Subsidiary of the Company; (o) Liens on property of any Subsidiary of the Company to secure Indebtedness for borrowed money owed to the Company or to another Subsidiary of the Company; and (p) Liens in favor of the Company.

  "Person" means any individual, corporation, partnership, joint venture, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

  "Plan of Liquidation" means, with respect to any Person, a plan (including by operation of law) that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously) (i) the sale, lease, conveyance or other disposition of all or substantially all of the assets of the referent Person and (ii) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition and all or substantially all of the remaining assets of the referent Person to holders of Capital Stock of the referent Person.

  "Preferred Stock" means, as applied to the Capital Stock of any Person, the Capital Stock of such Person (other than the Common Stock of such Person) of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.

  "Qualified Capital Stock" means, with respect to any Person, any Capital Stock of such Person that is not Disqualified Capital Stock or convertible into or exchangeable or exercisable for Disqualified Capital Stock.

  "Qualified Securitization Transaction" means any transaction or series of transactions that have been or may be entered into by the Company or any of its Subsidiaries in connection with or reasonably related to a transaction or series of transactions in which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (i) a Securitization Subsidiary or (ii) any other Person, or may grant a security interest in, any Receivables or interests therein secured by the merchandise or services financed thereby (whether such Receivables are then existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all security or ownership interests in merchandise or services financed thereby, the proceeds of such Receivables, and other assets which are customarily sold or in respect of which security interests are customarily granted in connection with securitization transactions involving such assets.

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

  "Rating Agency" means each of (i) S&P and (ii) Moody's.

  "Ratings Event" means the occurrence, as of any date, within the 90 day period (the "Initial Period") commencing on the date of public notice (the "Public Notice") of the occurrence of a Change of Control (which period shall be extended for a period not to exceed 90 days beyond the Initial Period if within the Initial Period the rating of the Notes is under publicly announced consideration of (x) a possible downgrade or (y) a possible upgrade by (i) both Rating Agencies or (ii) either Rating Agency in the event that one of the Rating Agencies has rated the Notes Investment Grade within the Initial Period (such Initial Period as so extended being referred to as the "Evaluation Period")) of any of the following events:

    (1) In the event that the Notes are rated Investment Grade by both Rating Agencies immediately prior to the Public Notice, the failure of the Notes to be rated Investment Grade by either or both of the Rating Agencies; or

    (2) In the event that the Notes are rated Investment Grade by one of the Rating Agencies immediately prior to the Public Notice, the earlier to occur of (A) the Notes failing to be rated Investment Grade by such Rating Agency or (B) the lapse of the Evaluation Period and the failure of the Notes to be rated Investment Grade by the other Rating Agency; or

    (3) In the event that the Notes are not rated Investment Grade by both of the Rating Agencies immediately prior to the Public Notice, the lapse of the Evaluation Period and the failure of either or both of the Rating Agencies to rate the Notes Investment Grade.

  "Receivables" means any right of payment from or on behalf of any obligor, whether constituting an account, chattel paper, instrument, general intangible or otherwise, arising from the financing by the Company or any Subsidiary of the Company of merchandise or services, and monies due thereunder, security or ownership interests in the merchandise and services financed thereby, records related thereto, and the right to payment of any interest or finance charges and other obligations with respect thereto, proceeds from claims on insurance policies related thereto, any other proceeds related thereto, and any other related rights.

  "Secured Obligations" means all Secured Obligations as defined in the Security, Pledge and Trust Agreement between the Company and Bankers Trust Company, as Trustee, dated as of April 26, 1993 (as it may be amended, the "Security Agreement").

  "Securitization Subsidiary" means a Wholly Owned Subsidiary of the Company which engages in no activities other than those reasonably related to or in connection with the entering into of securitization transactions and which is designated by the Board of Directors of the Company (as provided below) as a Securitization Subsidiary (a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any other Subsidiary of the Company, (ii) is recourse to or obligates the Company or any other Subsidiary of the Company in any way other than pursuant to representations, warranties and covenants (including those related to servicing) entered into in the ordinary course of business in connection with a Qualified Securitization Transaction or (iii) subjects any property or asset of the Company or any other Subsidiary of the Company, directly or indirectly, contingently or otherwise, to any Lien or to the satisfaction thereof, other than pursuant to representations, warranties and covenants (including those related to servicing) entered into in the ordinary course of business in connection with a Qualified Securitization Transaction,
(b) with which neither the Company nor any other Subsidiary of the Company (i) provides any credit support or (ii) has any contract, agreement, arrangement or understanding other than on terms that are fair and reasonable and that are no less favorable to the Company or such Subsidiary than could be obtained from an unrelated Person (other than, in the case of subclauses (i) and (ii) of this clause (b), representations, warranties and covenants (including those relating to servicing) entered into in the ordinary course of business in connection with a Qualified Securitization Transaction and intercompany notes relating to the sale of Receivables to such Securitization Subsidiary) and (c) with which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve such Subsidiary's financial condition or to cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolutions of the Board of Directors of the Company giving effect to such designation.

  "Senior Indebtedness of the Company" means (a) Indebtedness of the Company under the Credit Agreement, and, as long as the Security Agreement is in effect, without duplication, all Secured Obligations, and (b) any other Indebtedness incurred by the Company in accordance with the Indenture, whether such Indebtedness is outstanding on the Issue Date or thereafter, provided that Senior Indebtedness of the Company expressly shall not include: (i) any Indebtedness of the Company or any Secured Obligation (whether outstanding on the Issue Date or thereafter incurred) that is, pursuant to its terms or the terms of any agreement relating thereto, subordinated or junior to any other Indebtedness of the Company, (ii) any Indebtedness of the Company or any Secured Obligation (whether outstanding on the Issue Date or thereafter incurred) that is, by its terms or the terms of any agreement relating thereto, pari passu with or subordinated or junior to the Notes, (iii) the Notes, (iv) any Indebtedness or any other obligation of the Company to any of the Company's Subsidiaries or to any of the Company's Affiliates, or to any joint venture in which the Company has an interest, (v) to the extent such may be deemed Indebtedness of the Company, any liability for Federal, state, local, foreign or other taxes owed or owing by the Company or by any of its Subsidiaries (including pursuant to the Tax Allocation Agreement), (vi) to the extent such may be deemed Indebtedness of the Company, obligations of the Company incurred in connection with the purchase of goods, assets, materials or services in the ordinary course of business or representing amounts recorded as accounts payable, trade payables or other current liabilities of the Company on the books of the Company (other than the current portion of any long-term Indebtedness of the Company that but for this clause (vi) would constitute Senior Indebtedness of the Company), (vii) to the extent such may be deemed Indebtedness of the Company, any amount owed by the Company to employees for services rendered to the Company or to any of its Subsidiaries, and (viii) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture.

  "S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

  "Stated Maturity" means, with respect to any security or Indebtedness of a Person, the date specified therein as the fixed date on which any principal of such security or Indebtedness is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase thereof at the option of the holder thereof).

  "Subordinated Indebtedness" means the Notes, the 1998 Notes and any other Indebtedness incurred, assumed or otherwise created by the Company pursuant to an instrument or instruments providing expressly that such Indebtedness (i) is subordinate in right of payment to the Notes or any other Indebtedness of the Company or (ii) ranks pari passu with the Notes.

  "Subsidiary" of any Person means (a) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person or (b) any other Person (other than a trust formed in connection with a Qualified Securitization Transaction) in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, have at least a majority ownership interest.

  "Subsidiary Guarantee" means each Subsidiary Guarantee of the Notes issued pursuant to "--Certain Covenants--Limitation on Guarantees by Subsidiaries" above.

  "Subsidiary Guarantor" means each Subsidiary of the Company that becomes a guarantor of the Notes pursuant to "--Certain Covenants--Limitation on Guarantees by Subsidiaries" above.

  "Tax Allocation Agreement" means the Tax Allocation Agreement among Navistar and its subsidiaries, effective as of October 1, 1981, as it has been and may be amended and/or supplemented from time to time.

  "Transportation" means Navistar International Transportation Corp., a Delaware corporation and the parent of the Company.

  "Voting Stock" means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors or other governing body of such Person.

  "Wholly Owned Subsidiary" means, with respect to any Person, any subsidiary of such Person all the outstanding shares of Capital Stock (other than directors' qualifying shares, if applicable) of which are owned directly by such Person or another Wholly Owned Subsidiary of such Person.

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

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service (the "Service") will not take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conditions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. The Company recommends that each holder consult such holder's own tax advisor as to the particular tax consequences of exchanging such holder's Old Notes for Exchange Notes, including the applicability and effect of any state, local or foreign tax laws.

  The Company believes that the exchange of Old Notes for Exchange Notes pursuant to the Exchange Offer will not be treated as an "exchange" for federal income tax purposes because the Exchange Notes will not be considered to differ materially in kind or extent from the Old Notes. Rather, the Exchange Notes received by a holder will be treated as a continuation of the Old Notes in the hands of such holder. As a result, there will be no federal income tax consequences to holders exchanging Old Notes for Exchange Notes pursuant to the Exchange Offer.


                             PLAN OF DISTRIBUTION

  Each Participating Broker-Dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a Participating Broker-Dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any Participating Broker-Dealer for use in connection with any such resale (provided that the Company receives notice from any Participating Broker-Dealer of its status as a Participating Broker-Dealer within 30 days after the
consummation of the Exchange Offer). In addition, until       , 1997 (90 days
after the commencement of the Exchange Offer), all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

  The Company will not receive any proceeds from any sales of the Exchange Notes by Participating Broker-Dealers. Exchange Notes received by Participating Broker-Dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such Participating Broker-Dealer and/or the purchasers of any such Exchange Notes. Any Participating Broker-Dealer that resells the Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a Participating Broker-Dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days after the Expiration Date, the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any Participating Broker-Dealer that has provided the Company with notice of its status as a Participating Broker-Dealer within 30 days after the consummation of the Exchange Offer.

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

                                 LEGAL MATTERS

  The validity of the Exchange Notes will be passed upon for the Company by Kirkland & Ellis (a partnership including professional corporations), Chicago, Illinois.

                                    EXPERTS

  The consolidated financial statements of Navistar Financial Corporation as of October 31, 1996 and 1995 and for each of the three years in the period ended October 31, 1996, included in Appendix A to this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing therein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                       NAVISTAR
                       FINANCIAL
                       CORPORATION


                                      LOGO

              PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Expenses which are payable by the Company in connection with the issuance and distribution of the Exchange Notes being registered are estimated to be as follows:

      Registration fee................................................. $30,303
      Printing costs...................................................    *
      Legal fees and expenses..........................................    *
      Accounting fees and expenses.....................................    *
      Blue sky fees and expenses (including legal fees)................    *
      Miscellaneous....................................................    *
                                                                        -------
          Total........................................................ $    *
                                                                        =======

--------
  *To be provided by amendment.

ITEM 15: INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the General Corporation Law of the State of Delaware ("DGCL") contains detailed provisions for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines, and settlements in connection with litigation.

  The Company's Bylaws (Article XI) provide for the indemnification of directors and officers of the Company to the fullest extent permitted by Delaware law.

  Policies of insurance are maintained by the Company under which the Company's directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of certain actions, suits, or proceedings and certain liabilities which might be imposed as a result of certain actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

ITEM 16. EXHIBITS.

  See Index to Exhibits.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof;

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

    (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered, therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a directors, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE COMPANY CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN CITY OF ROLLING MEADOWS, STATE OF ILLINOIS, ON THE 27TH DAY OF JUNE, 1997.

                                          Navistar Financial Corporation

                                                  /s/ John J. Bongiorno
                                          By___________________________________
                                                     John J. Bongiorno
                                               President and Chief Executive
                                                          Officer

  KNOW ALL MEN BY THESE PRESENTS, THAT EACH PERSON WHOSE SIGNATURE APPEARS BELOW CONSTITUTES AND APPOINTS JOHN J. BONGIORNO, R. WAYNE CAIN AND WILLIAM W. JONES AND EACH OF THEM, HIS TRUE AND LAWFUL ATTORNEYS-IN-FACT AND AGENTS, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES, TO SIGN ANY OR ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO, AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, GRANTING UNTO SAID ATTORNEYS-IN-FACT AND AGENTS, AND EACH OF THEM, FULL POWER AND AUTHORITY TO DO AND PERFORM EACH AND EVERY ACT AND THING REQUISITE AND NECESSARY TO BE DONE IN AND ABOUT THE PREMISES, AS FULLY TO ALL INTENTS AND PURPOSES AS HE MIGHT OR COULD DO IN PERSON, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT AND AGENTS OR ANY OF THEM, OR THEIR OR HIS SUBSTITUTE OR SUBSTITUTES, MAY LAWFULLY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

                                   * * * * *

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE 27TH DAY OF JUNE, 1997.

                 SIGNATURE                                     TITLE
                 ---------                                     -----

          /s/ John J. Bongiorno             President and Chief Executive Officer;
___________________________________________   Director (Principal Executive Officer)
             John J. Bongiorno


            /s/ R. Wayne Cain               Vice President and Treasurer; Director
___________________________________________   (Principal Financial Officer)
               R. Wayne Cain

         /s/ Phyllis E. Cochran             Vice President and Controller; Director
___________________________________________   (Principal Accounting Officer)
            Phyllis E. Cochran

                                            Vice President, Operations; Director
___________________________________________
             Jordan H. Feiger

            /s/ John R. Horne               Director
___________________________________________
               John R. Horne

           /s/ Thomas M. Hough              Director
___________________________________________
              Thomas M. Hough

                                            Director
___________________________________________
             Robert C. Lannert

           /s/ J. Steven Keate              Director
___________________________________________
              J. Steven Keate

          /s/ Thomas D. Silver              Director
___________________________________________
             Thomas D. Silver

                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                               EXHIBIT
  -------                              -------
    4.1    Indenture, dated as of May 30, 1997, by and between the
           Corporation and The Fuji Bank and Trust Company, as Trustee,
           pursuant to which the Exchange Notes are to be issued.
    4.2    Form of 9% Senior Subordinated Notes due 2002.
    4.3    Indenture, dated as of November 15, 1993, between the
           Corporation and Bank of America Illinois, formerly known as
           Continental Bank, National Association, as Trustee, for 8 7/8%
           Senior Subordinated Notes due 1998 for $100,000,000. Filed on
           Registration No. 33-50541.
    4.4    Purchase Agreement, dated as of May 22, 1997, by and among the
           Corporation and J.P. Morgan Securities Inc., Chase Securities
           Inc. and NationsBanc Capital Markets, Inc., as Initial
           Purchasers.
    4.5    Registration Rights Agreement, dated as of May 30, 1997, by and among the Corporation and J.P. Morgan Securities Inc.,
           Chase Securities Inc. and NationsBanc Capital Markets, Inc.,
           as Initial Purchasers.
    5.1    Opinion of Kirkland & Ellis as to legality of the securities being offered.*
   10.1    Pooling and Servicing Agreement dated as of December 1, 1990, among the Corporation, as Servicer, Navistar Financial
           Securities Corporation, as Seller, and Manufacturers Hanover
           Trust Company, as Trustee. Filed on Registration No. 33-36767.
   10.2    Purchase Agreement dated as of December 1, 1990, between the
           Corporation and Navistar Financial Securities Corporation, as
           Purchaser, with respect to the Dealer Note Trust 1990. Filed on Registration No. 33-36767.
   10.3    Security, Pledge and Trust Agreement between the Corporation and Bankers Trust Company, Trustee, dated as of April 26,
           1993. Filed on Form 8-K dated April 30, 1993. Commission File
           No. 1-4146-1.
   10.4    Amended and Restated Purchase Agreement among Truck Retail
           Instalment Paper Corp., as Seller, the Corporation, certain purchasers, Chemical Bank and Bank of America Illinois,
           formerly known as Continental Bank N.A. as Co-Agents, and J.P.
           Morgan Delaware as Administrative Agent, dated as of April 26,
           1993. Filed on Form 8-K dated April 30, 1993. Commission File
           No. 1-4146-1.
   10.5    Master Inter-company Agreement dated as of April 26, 1993, between the Corporation and Transportation. Filed on Form 8-K
           dated April 30, 1993. Commission File No. 1-4146-1.
   10.6    Inter-company Purchase Agreement dated as of April 26, 1993, between the Corporation and Truck Retail Instalment Paper
           Corp. Filed on Form 8-K dated April 30, 1993. Commission File
           No. 1-4146-1.
   10.7    Purchase Agreement dated as of May 3, 1994, between the
           Corporation and Navistar Financial Retail Receivables
           Corporation, as Purchaser, with respect to Navistar Financial
           1994-A Owner Trust. Filed on Registration No. 33-50291.
   10.8    Pooling and Servicing Agreement dated as of May 3, 1994, among the Corporation, as Servicer, and Navistar Financial Retail
           Receivables Corporation, as Seller, and Navistar Financial
           1994-A Owner Trust, as Issuer. Filed on Registration No. 33-
           50291.

  EXHIBIT
  NUMBER                               EXHIBIT
  -------                              -------
   10.9    Trust Agreement dated as of May 3, 1994, between Navistar
           Financial Retail Receivables Corporation, as Seller, and
           Chemical Bank Delaware, as Owner Trustee, with respect to
           Navistar Financial 1994-A Owner Trust. Filed on Registration
           No. 33-50291.
  10.10    Indenture dated as of May 3, 1994, between Navistar Financial
           1994-A Owner Trust and The Bank of New York, as Indenture
           Trustee, with respect to Navistar Financial 1994-A Owner
           Trust. Filed on Registration No. 33-50291.
  10.11    Purchase Agreement dated as of August 3, 1994, between the
           Corporation and Navistar Financial Retail Receivables
           Corporation, as Purchaser, with respect to Navistar Financial
           1994-B Owner Trust. Filed on Registration No. 33-50291.
  10.12    Pooling and Servicing Agreement dated as of August 3, 1994, among the Corporation, as Servicer, and Navistar Financial
           Retail Receivables Corporation, as Seller, and Navistar
           Financial 1994-B Owner Trust, as Issuer. Filed on Registration
           No. 33-50291.
  10.13    Trust Agreement dated as of August 3, 1994, between Navistar
           Financial Retail Receivables Corporation, as Seller, and
           Chemical Bank Delaware, as Owner Trustee, with respect to
           Navistar Financial 1994-B Owner Trust. Filed on Registration
           No. 33-50291.
  10.14    Indenture dated as of August 3, 1994, between Navistar
           Financial 1994-B Owner Trust and The Bank of New York, as
           Indenture Trustee, with respect to Navistar Financial 1994-B
           Owner Trust. Filed on Registration No.33-50291.
  10.15    Amended and Restated Credit Agreement dated as of November 4,
           1994, among the Corporation, certain banks, certain Co-
           Arranger banks, and Morgan Guaranty Trust Company of New York, as Administrative Agent. Filed on Form 8-K dated November 4,
           1994. Commission File No. 1-4146-1.
  10.16    Liquidity Agreement dated as of November 7, 1994, among NFC
           Asset Trust, as Borrower, Chemical Bank, Bank of America
           Illinois, The Bank of Nova Scotia, and Morgan Guaranty Trust
           Company of New York, as Co-Arrangers, and Chemical Bank, as
           Administrative Agent. Filed on Form 8-K dated November 4,
           1994. Commission File No. 1-4146-1.
  10.17    Appendix A to Liquidity Agreement at Exhibit 10.20. Filed on
           Form 8-K dated November 4, 1994. Commission File No. 1-4146-1.
  10.18    Collateral Trust Agreement dated as of November 7, 1994,
           between NFC Asset Trust and Bankers Trust Company, as Trustee.
           Filed on Form 8-K dated November 4, 1994. Commission File No.
           1-4146-1.
  10.19    Administration Agreement dated as of November 7, 1994, between
           NFC Asset Trust and the Corporation, as Administrator. Filed
           on Form 8-K dated November 4, 1994. Commission File No. 1-
           4146-1.
  10.20    Trust Agreement dated as of November 7, 1994, between Truck
           Retail Instalment Paper Corp., as Depositor, and Chemical Bank
           Delaware, as Owner Trustee. Filed on Form 8-K dated November
           4, 1994. Commission File No. 1-4146-1.
  10.21    Servicing Agreement dated as of November 7, 1994, between the
           Corporation, as Servicer, and Truck Retail Instalment Paper
           Corp. Filed on Form 8-K dated November 4, 1994. Commission
           File No. 1-4146-1.
  10.22    Servicing Agreement dated as of November 7, 1994, between the
           Corporation, as Servicer, and NFC Asset Trust. Filed on Form
           8-K dated November 4, 1994. Commission File No. 1-4146-1.
  10.23    Receivables Purchase Agreement dated as of November 7, 1994, between Truck Retail Instalment Paper Corp., as Seller, and
           NFC Asset Trust, as Purchaser. Filed on Form 8-K dated
           November 4, 1994. Commission File No. 1-4146-1.

  EXHIBIT
  NUMBER                               EXHIBIT
  -------                              -------
  10.24    Retail Receivables Purchase Agreement dated as of November 7,
           1994, between Truck Retail Instalment Paper Corp. and the
           Corporation. Filed on Form 8-K dated November 4, 1994.
           Commission File No. 1-4146-1.
  10.25    Lease Receivables Purchase Agreement dated as of November 7,
           1994, between Truck Retail Instalment Paper Corp. and Navistar
           Leasing Corporation. Filed on Form 8-K dated November 4, 1994.
           Commission File No. 1-4146-1.
  10.26    Purchase Agreement dated as of December 15, 1994, between the
           Corporation and Navistar Financial Retail Receivables
           Corporation, as Purchaser, with respect to Navistar Financial
           1994-C Owner Trust. Filed on Registration No. 33-55865.
  10.27    Pooling and Servicing Agreement dated as of December 15, 1994, among the Corporation, as Servicer, and Navistar Financial
           Retail Receivables Corporation, as Seller, and Navistar
           Financial 1994-C Owner Trust, as Issuer. Filed on Registration
           No. 33-55865.
  10.28    Trust Agreement dated as of December 15, 1994, between
           Navistar Financial Retail Receivables Corporation, as Seller,
           and Chemical Bank Delaware, as Owner Trustee, with respect to
           Navistar Financial 1994-C Owner Trust. Filed on Registration
           No. 33-55865.
  10.29    Indenture dated as of December 15, 1994, between Navistar
           Financial 1994-C Owner Trust and The Bank of New York, as
           Indenture Trustee, with respect to Navistar Financial 1994-C
           Owner Trust. Filed on Registration No. 33-55865.
  10.30    Purchase Agreement dated as of May 25, 1995, between the
           Corporation and Navistar Financial Retail Receivables
           Corporation, as Purchaser, with respect to Navistar Financial
           1995-A Owner Trust. Filed on Registration No. 33-55865.
  10.31    Pooling and Servicing Agreement dated as of May 25, 1995,
           among the Corporation, as Servicer, and Navistar Financial
           Retail Receivables Corporation, as Seller, and Navistar
           Financial 1995-A Owner Trust, as Issuer. Filed on Registration
           No. 33-55865.
  10.32    Trust Agreement dated as of May 25, 1995, between Navistar
           Financial Retail Receivables Corporation, as Seller, and
           Chemical Bank Delaware, as Owner Trustee, with respect to
           Navistar Financial 1995-A Owner Trust. Filed on Registration
           No. 33-55865.
  10.33    Indenture dated as of May 25, 1995, between Navistar Financial
           1995-A Owner Trust and The Bank of New York, as Indenture
           Trustee, with respect to Navistar Financial 1995-A Owner
           Trust. Filed on Registration No. 33-55865.
  10.34    Pooling and Servicing Agreement dated as of June 8, 1995,
           among the Corporation, as Servicer, Navistar Financial
           Securities Corporation, as Seller, Chemical Bank, as 1990
           Trust Trustee, and The Bank of New York as Master Trust
           Trustee. Filed on Registration No. 33-87374.
  10.35    Series 1995-1 Supplement to the Pooling and Servicing
           Agreement dated as of June 8, 1995, among the Corporation, as
           Servicer, Navistar Financial Securities Corporation, as
           Seller, and The Bank of New York, as Master Trust Trustee on
           behalf of the Series 1995-1 Certificateholders. Filed on
           Registration No. 33-87374.
  10.36    Class A-4 Supplement to the 1990 Pooling and Servicing
           Agreement dated June 8, 1995, among the Corporation, as
           Servicer, Navistar Financial Securities Corporation, as
           Seller, and Chemical Bank (Successor to Manufacturers Hanover
           Trust Company), as Trustee. Filed on Registration No. 33-
           87374.
  10.37    Purchase Agreement dated as of June 8, 1995, between the
           Corporation and Navistar Financial Securities Corporation, as
           Purchaser, with respect to the Dealer Note Master Trust. Filed on Registration No. 33-87374.

  EXHIBIT
  NUMBER                               EXHIBIT
  -------                              -------
  10.38    Purchase Agreement dated as of November 1, 1995, between the
           Corporation and Navistar Financial Retail Receivables
           Corporation, as Purchaser, with respect to Navistar Financial
           1995-B Owner Trust. Filed on Registration No. 33-55865.
  10.39    Pooling and Servicing Agreement dated as of November 1, 1995, among the Corporation, as Servicer, and Navistar Financial
           Retail Receivables Corporation, as Seller, and Navistar
           Financial 1995-B Owner Trust, as Issuer. Filed on Registration
           No. 33-55865.
  10.40    Trust Agreement dated as of November 1, 1995, between Navistar
           Financial Retail Receivables Corporation, as Seller, and
           Chemical Bank Delaware, as Owner Trustee, with respect to
           Navistar Financial 1995-B Owner Trust. Filed on Registration
           No. 33-55865.
  10.41    Indenture dated as of November 1, 1995, between Navistar
           Financial 1995-B Owner Trust and The Bank of New York, as
           Indenture Trustee, with respect to Navistar Financial 1995-B
           Owner Trust. Filed on Registration No. 33-55865.
  10.42    Amendment No. 1 dated as of March 29, 1996, to the Loan and
           Security Agreement dated as of November 7, 1994, between Truck
           Retail Instalment Paper Corp. ("TRIP") and NFC Asset Trust
           (the "Trust") filed on Form 8-K dated June 5, 1996. Commission
           File No. 1-4146-1.
  10.43    Amendment No. 1 and Consent dated as of March 29, 1996, to the
           Liquidity Agreement dated as of November 7, 1994, among NFC
           Asset Trust, certain lenders, and Chemical Bank, as
           Administrative Agent for the lenders filed on Form 8-K dated
           June 5, 1996. Commission File No. 1-4146-1.
  10.44    Amendment No. 2 dated as of March 29, 1996, to the Amended and
           Restated Credit Agreement dated as of November 4, 1994, as amended by Amendment No. 1 dated as of December 15, 1995,
           among the Corporation, certain banks, certain Co-Arranger
           banks, and Morgan Guaranty Trust Company of New York, as
           Administrative Agent filed on Form 8-K dated June 5, 1996.
           Commission File No. 1-4146-1.
  10.45    Purchase Agreement dated as of May 30, 1996, between the
           Corporation and Navistar Financial Retail Receivables
           Corporation, as Purchaser, with respect to Navistar Financial
           1996-A Owner Trust. Filed on Registration No. 33-55865.
  10.46    Pooling and Servicing Agreement dated as of May 30, 1996,
           among the Corporation, as Servicer, and Navistar Financial
           Retail Receivables Corporation, as Seller, and Navistar
           Financial 1996-A Owner Trust, as Issuer. Filed on Registration
           No. 33-55865.
  10.47    Trust Agreement dated as of May 30, 1996, between Navistar
           Financial Retail Receivables Corporation, as Seller, and
           Chemical Bank Delaware, as Owner Trustee, with respect to
           Navistar Financial 1996-A Owner Trust. Filed on Registration
           No. 33-55865.
  10.48    Indenture dated as of November 6, 1996, between Navistar
           Financial 1995-B Owner Trust and The Bank of New York, as
           Indenture Trustee, with respect to Navistar Financial 1996-A
           Owner Trust. Filed on Registration No. 33-55865.
  10.49    Purchase Agreement dated as of November 6, 1996, between the
           Corporation and Navistar Financial Retail Receivables
           Corporation, as Purchaser, with respect to Navistar Financial
           1996-B Owner Trust. Filed on Registration No. 33-55865.
  10.50    Pooling and Servicing Agreement dated as of November 6, 1996, among the Corporation, as Servicer, and Navistar Financial
           Retail Receivables Corporation, as Seller, and Navistar
           Financial 1996-B Owner Trust, as Issuer. Filed on Registration
           No. 33-55865.
  10.51    Trust Agreement dated as of November 6, 1996, between Navistar
           Financial Retail Receivables Corporation, as Seller, and
           Chemical Bank Delaware, as Owner Trustee, with respect to
           Navistar Financial 1996-B Owner Trust. Filed on Registration
           No. 33-55865.

  EXHIBIT
  NUMBER                               EXHIBIT
  -------                              -------
  10.52    Indenture dated as of November 6, 1996, between Navistar
           Financial 1995-B Owner Trust and The Bank of New York, as
           Indenture Trustee, with respect to Navistar Financial 1996-B
           Owner Trust. Filed on Registration No. 33-55865.
  10.53    Purchase Agreement dated as of May 7, 1997, between the
           Corporation and Navistar Financial Retail Receivables
           Corporation, as Purchaser, with respect to Navistar Financial
           1997-A Owner Trust. Filed on Registration No. 33-55865.
  10.54    Pooling and Servicing Agreement dated as of May 7, 1997, among the Corporation, as Servicer, and Navistar Financial Retail
           Receivables Corporation, as Seller, and Navistar Financial
           1997-A Owner Trust, as Issuer. Filed on Registration No. 33-
           55865.
  10.55    Trust Agreement dated as of May 7, 1997, between Navistar
           Financial Retail Receivables Corporation, as Seller, and Chase
           Manhattan Bank Delaware, as Owner Trustee, with respect to
           Navistar Financial 1997-A Owner Trust. Filed on Registration
           No. 33-55865.
  10.56    Indenture dated as of May 7, 1997, between Navistar Financial
           1997-A Owner Trust and The Bank of New York, as Indenture
           Trustee, with respect to Navistar Financial 1997-A Owner
           Trust. Filed on Registration No. 33-55865.
  10.57    Amendment No. 3 dated as of May 27, 1997, to the Amended and
           Restated Credit Agreement dated as of November 4, 1994, as amended by Amendment No. 1 dated as of December 15, 1995 and
           Amendment No. 2 dated as of March 29, 1996, among the
           Corporation, certain banks, certain Co-Arranger banks, and
           Morgan Guaranty Trust Company of New York, as Administrative
           Agent filed on Form 8-K dated June 17, 1997. Commission File
           No. 1-4146-1.
  12.1     Statements regarding computation of ratios.
  13.1     The Corporation's Annual Report on Form 10-K for the fiscal year ended October 31, 1996. Filed on Form 10-K dated January
           22, 1997. Commission File No. 1-4146-1.
  13.2     The Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1997. Filed on Form 10-Q dated March
           14, 1997. Commission File No. 1-4146-1.
  13.3     The Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1997. Filed on Form 10-Q dated June
           13, 1997. Commission File No. 1-4146-1.
  23.1     Consent of Deloitte & Touche LLP.
  23.2     Consent of Kirkland & Ellis (included in Exhibit 5.1 above).*
  24.1     Power of Attorney (included in Part II of the Registration
           Statement).
  25.1     Statement of Eligibility of Trustee.*
  99.1     Form of Letter of Transmittal.*
  99.2     Form of Notice of Guaranteed Delivery.*
  99.3     Form of Tender Instructions.*

--------
 * To be filed by amendment.